EXHIBIT 3

Annual Report **2006**

Anticipating the Needs of a Trading Nation

Canada

EDC
Export Development Canada | Exportation et développement Canada

Contents

3	2006 Performance Highlights	42	Corporate Governance
4	Message to the Shareholder	49	2006 Financial Review
6	Message from the Chairperson	50	Management’s Discussion and Analysis
8	Economic Outlook	82	Financial Reporting Responsibility
10	Customer/Partner Profiles	83	Auditor’s Report
16	Operating Principles	84	Consolidated Financial Statements
22	Performance Against Objectives	87	Notes to the Consolidated Financial Statement
31	2007 Strategic Objectives	114	Ten-Year Review
35	Investor Relations	120	Glossary of Financial Terms
39	Executive Management Team	121	Corporate Representation
40	Board of Directors

EDC must anticipate the needs of Canadian companies as they work to expand their international reach.

Performance Highlights
Corporate Profile
EDC’s mandate — to support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade as well as respond to international business opportunities — guides everything we do.
As Canada’s export credit agency, EDC offers innovative commercial solutions to help Canadian exporters and investors expand their international business. EDC’s knowledge and partnerships are used by thousands of Canadian companies — and their global customers — in hundreds of markets worldwide each year. EDC is financially self-sustaining and is a recognized leader in financial reporting, economic analysis and human resource management.
2006 Achievements
After examining the competitive challenges faced by our customers, EDC re-organized itself around customer needs in 2006, in order to find better ways to serve Canadian exporters and investors.
Highlights of EDC’s performance in 2006 include:
•	6,805 customers served; 5,800 were small- and medium-sized exporters

•	$66.1 billion in exports and international investments in 184 markets facilitated by EDC

•	$15.2 billion in exports and investments in 146 emerging markets; more than 30 per cent of Canada’s investment and exports of goods and services to emerging markets

•	$15 billion in exports and investments by small- and medium-sized exporters

•	$6.8 billion in exports to Brazil, Russia, India, China and Mexico facilitated by EDC

•	$44.6 billion contribution to Canada’s GDP, 3.9 per cent of total GDP

•	546,700 jobs supported in 2006, representing 3.3 per cent of national employment sustained by trade and investment facilitated by EDC

•	$3.12 billion in softwood lumber disbursements

•	$1.22 billion net income

•	$5.9 billion in foreign direct investment facilitated by EDC

•	$22.8 billion total assets

•	6th consecutive year that EDC was recognized as one of Canada’s Top 100 Employers, as reported in Maclean’s magazine
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Performance Highlights
2006 Highlights
Business Volume by Industry Sector
Business Volume by Geographic Market
Business Volume by Canadian Region

*	Represents volume not designated to a specific Canadian region
Five-Year Review Highlights
Business Volume
Shareholder’s Equity
Customers Served
EDC Annual Report 2006     3

Message to the Shareholder
Anticipating the Needs of a Trading Nation
In 2006, Canadian businesses grappled with the continuing strength of the Canadian dollar, higher energy costs, and growing competition from emerging markets. Those factors impacted Canadian business unevenly, with some industries retracting and others experiencing robust growth. For our clients, it was a year when EDC’s products and services were more important than ever in helping them succeed internationally.
     While 2006 witnessed a slowdown in the pace of Canadian export growth, I am pleased to report that EDC delivered a strong performance for Canada’s exporters and investors across all of its programs. Our clients’ needs are evolving quickly. Our business with them grew in higher risk, emerging markets, as did our activity in supporting their direct investment abroad. We also continued to expand delivery of our services through partnerships with other financial institutions in Canada and worldwide. Finally, we achieved this growth while successfully implementing a new operating model that helps us serve our clients more effectively today, and anticipate what they will need tomorrow.
     EDC’s 2006 combined insurance and financing volume of $66.1 billion on behalf of Canadian firms is a 15 per cent increase over 2005, and reflects growth in all programs, and activity in 184 markets worldwide. These results underscore EDC’s contribution to Canadian prosperity and to the Government of Canada’s Global Commerce Strategy. Almost one quarter of EDC’s business, or $15.2 billion, was in emerging markets where Canadian business is increasing its presence to remain competitive. Our support of Canadian direct investment abroad was $5.9 billion, 50 per cent more than in 2005, again a key requirement for future trade success. Business done in direct partnership with other financial institutions topped $10 billion, up six per cent from 2005, exemplifying the critical role of these institutions to our delivery of risk capacity for Canadian business.
     EDC ended the year with a modest rise in new and repeat clients, totalling 6,091 companies. In serving these clients, EDC also achieved higher survey scores in 2006 on the value we add to their business and the quality of our products and services. Our clients’ overall satisfaction reached a record score of 85.2.
     Beyond regular business activities, EDC fulfilled a special role for the Government of Canada in facilitating the early repayment of duties owed by the U.S. government to softwood lumber suppliers under the Canada-U.S. Softwood Lumber Agreement. EDC’s capabilities allowed us to complete nearly all disbursements within weeks of the Agreement coming into effect. We anticipate that this program will be wrapped up by end of the first quarter of 2007.
     EDC’s increased activity and a more favourable credit environment allowed EDC to achieve strong financial results. Year-end net income of $1.22 billion was only slightly reduced from 2005, adding to the Corporation’s strong capital base. The introduction in 2006 of Strategic Risk Capital, an allocation of EDC’s capital base to address extraordinary risks, supported the launch of special products and extended coverage for distressed industries and markets.
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Message to the Shareholder
     EDC made a major investment in a new operating model, the Integration project, which restructured our business teams and enhanced our business development and customer management capabilities. This was driven by our customers’ needs. By the end of 2006, rather than being organized along product lines, we had consolidated our business into six teams representing industry sectors and small business, each responsible for promoting all our products and services. We thank our customers for their patience during this transition and are pleased by their positive reaction to date. We will continue to reinforce these changes in 2007, by introducing supporting information systems and refining business development plans to better anticipate client needs.
     To strengthen connections with customers, we launched an Industry Stakeholder Panel in 2006, a permanent forum of industry associations to help us monitor the evolving needs of Canadian companies. Building relationships abroad, we announced two new permanent postings in 2006, in Shanghai and Moscow. EDC now has 10 representations in seven key emerging markets.
     Throughout this demanding year, we continued to strengthen our governance and corporate social responsibility practices. Through the Organization for Economic Cooperation and Development, EDC played a leadership role to enhance environmental and anti-corruption practices. Domestically, EDC entered a new chapter in increased public accountability and transparency. We participated in parliamentary hearings on the Government’s Federal Accountability Act and fully support the outcome, which will see the Access to Information regime now apply to the Corporation. The Act will permit EDC to fulfill its mandate, while striking an appropriate balance between EDC’s public accountability and the need to protect commercially confidential information.
     Looking ahead, EDC will continue to evolve in the breadth and depth of its products and services, transactions and investments, and customer and market orientation. We have clear corporate objectives to increase our connection with exporters and investors, facilitate Canadian direct investment abroad and more trade with emerging markets, and leverage all the organization’s resources. We are working with more financial partners, in more creative ways, and we will expand our joint capacity for the benefit of our clients. To grow in more key emerging markets, we will continue to increase our on-the-ground support abroad. An important challenge will be to maintain internal efficiencies as we use our capital position to increase Canada’s international footprint.
     Success on this scale is never accomplished by one leader or in one period of time. I wish to recognize former President Rob Wright who, in his short time at EDC, was a catalyst for many positive changes that are helping propel EDC forward. I would also like to acknowledge all of EDC’s talented people, who deserve special thanks for their efforts during our reorganization, and Canada’s dynamic entrepreneurs who are at the core of our mandate. Our results clearly indicate that our clients rely on EDC to anticipate their needs and help Canada grow as a trading nation.
Eric D. Siegel
President and CEO
EDC Annual Report 2006     5

Message from the Chairperson
Contributing to Canada’s Trade Growth
I look upon 2006 as one of the most challenging and, in many ways, rewarding years for the Board of Directors, the senior management team and for EDC, in my experience as Chairperson. It has been a year of increased complexity in the global trade environment, record results for EDC in many areas and a major internal reorganization. Through it all, EDC underwent changes in senior management and improved corporate governance to make the Corporation even more effective and forward-looking.
     One of the major changes for EDC was the appointment of a new President and Chief Executive Officer. After a thorough executive search, the Board recommended EDC’s Chief Operating Officer Eric Siegel as the new leader and his appointment was announced by the Minister of International Trade on December 8, 2006. The change was necessitated when EDC’s former President and CEO Rob Wright was appointed Deputy Minister, Department of Finance, on June 12, 2006.
     On behalf of the Board, I extend congratulations to Mr. Siegel, who has taken on increasingly responsible leadership roles at EDC over the past 27 years. The Board is fully confident that, under Mr. Siegel’s direction, EDC will continue to fulfill the needs of Canadian exporters and investors by providing them with the financial products, services and market intelligence to be successful in the ever-changing global economy. Our special thanks go out to Rob Wright for his visionary leadership of EDC during his tenure at the helm.
     During the transitional period leading up to Mr. Siegel’s appointment, and with the Board’s support, an Office of the Acting President was established consisting of myself, EDC’s Chief Operating Officer, its Chief Financial Officer and its Senior Vice-President, Legal Services and Secretary, to assist the Acting Presidents and ensure continuity and strong leadership.
     A number of other major initiatives occupied the Board’s attention in 2006. We rationalized the Board Committees by merging them into six instead of seven committees, and by fine-tuning their responsibilities leading to more strategic recommendations to the Board. For instance, the Business Development Committee is taking on more responsibility for overseeing key customer initiatives and corporate planning. As well, the Risk Management Committee is now mandated to review and make recommendations on business transactions requiring Board approval. Recent changes to the levels of authority delegated to management were aimed at enabling the Board to focus on high-risk transactions, where the Board’s experience is most needed. Furthermore, these measures will give the Board more time to concentrate on discussion and decision-making related to key strategic issues.
     I am particularly pleased that the Corporation developed in 2006 a Capital Adequacy Policy, endorsed by the Board, which establishes a solid foundation for EDC to leverage its capital on behalf of Canadians. The Policy reflects EDC’s steady growth in business volumes and customers served over the past decade, which has contributed to EDC’s expanded capital base and higher risk capacity. A key feature of the new Policy calls for EDC to allocate part of its capital to higher-risk business opportunities of strategic importance to our customers and their industries — referred to as Strategic Risk Capital.
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Message from the Chairperson
Paul Gobeil
Chairperson
     With the Board’s support, EDC strengthened its communications with the Minister of International Trade on issues of mutual interest. For example, EDC worked more closely with the government in developing the 2007-2011 Corporate Plan. A key element to ensure that EDC’s activities reflect the government’s expectations is the Minister’s “Statement of Priorities and Accountabilities.” This Statement addresses the Minister’s vision of EDC’s role in helping promote Canada’s global commerce agenda. The new Corporate Plan supports the government’s agenda with three pillars: to connect with exporters and investors, facilitate integrative trade and leverage the organization’s resources. EDC will continue to work with the Department of Foreign Affairs and International Trade and with other financial Crown corporations for the common good of Canadian companies and Canadian trade growth.
     We can all be proud of EDC’s record in good governance — doubly so in this year of challenging internal changes and an increasingly complex external environment. The Board is stronger than ever with a diverse team of seven men and five women from across Canada. We thank them all for their ongoing efforts and commitment to EDC. I would also like to acknowledge the advice and support of the members who left the Board in 2006, namely Robert Fonberg and David G. Unruh, and in early 2007, Brian G. Heffernan. Finally, the Board welcomes John Rooney of Alberta and Dr. Norman Betts of New Brunswick, who were appointed to the Board early in 2007.
     EDC and its Board have the privilege to operate in an atmosphere of mutual respect, learning and support, the kind of environment that has made EDC one of Canada’s Top 100 Employers for the sixth consecutive year. It all stems from a foundation of strong leadership and the dedication and talent of all employees who create EDC’s success from the ground up.
     I am extremely proud to have served as Chairperson of the Board of Directors of EDC for the past five years. I believe the Corporation is well positioned in its governance, its organizational structure and its Corporate Plan to press forward in helping Canadians succeed globally.
Paul Gobeil
Chairperson
EDC Annual Report 2006     7

Economic Outlook
Anticipating the Challenges of the Global Market
The world is going global, and a new trade paradigm is emerging. Canada is being swept up in this evolution along with all other trading nations.
     International trade has historically been mainly about export sales. In recent years, though, companies have been finding it advantageous to relocate slices of their business in other countries, particularly low-cost centres. A more open world economy and vast improvements in communications and logistics technologies have made this possible, while the associated improvements in cost efficiency and productivity are making it irresistible.
     The result is that companies increasingly are using international trade as a tool of production, not simply as a sales vehicle. Components must be moved from country to country before final assembly (supply trade), after which the finished product is traded again (export trade). Larger companies are building these global supply chains in order to compete with other companies that are already doing so. Meanwhile, smaller companies often must compete for a link in larger companies’ global supply chains to grow their businesses.
     At EDC, we call this new trade model “integrative trade” because it integrates traditional export trade, supply trade, and foreign investment, the latter being essential to setting up foreign affiliates and global supply chains. This new trade paradigm means that the world is becoming more dependent on trade. At the time of the fall of the Berlin Wall, international trade represented 38 per cent of global GDP. Today that figure is approaching 60 per cent, a 50 per cent increase in the importance of trade to the world economy in less than two decades. As geographic borders become less relevant to companies, countries are becoming more tightly integrated with one another, and their business cycles more synchronized.
     For Canadian companies, the pressure to globalize reached a new peak in 2006. Even though the global economy was very strong, posting growth of about five per cent for an unprecedented third year in succession, Canada’s exports slowed significantly. Strong demand and supply concerns prompted spectacular increases in the prices of base metals and oil, which in turn led to a very rapid appreciation in the Canadian dollar, to over 90 cents against the U.S. dollar. While some exporters saw solid growth in sales, especially in oil and metals, many found themselves in the triple squeeze: little or no pricing power, rising input costs and declining revenues due to the rising dollar. Moreover, in the spring of 2006, many were forecasting that oil would rise to $100 or higher, and that the Canadian dollar would reach parity with the U.S. dollar.
     Despite these worries, Canada’s overall macroeconomic performance was very solid in 2006. Yet, the headline statistics were masking a significant underlying imbalance - euphemistically, the Canadian economy had its head in the oven (strength in energy and base metals) and its feet in the freezer (a struggling manufacturing sector). Although the average temperature might have been about right, companies in the freezer did not see it that way. Sectors that came under stress included consumer goods, motor vehicles, forestry and segments of the aerospace sector.
8     Anticipating the Needs of a Trading Nation

Economic Outlook
Stephen Poloz
Senior Vice-President,
Corporate Affairs and
Chief Economist
     Companies have responded to these stresses in three ways. First, they have invested heavily in new machinery and equipment in an effort to cut costs and improve productivity. This spending program was actually made easier by the increase in purchasing power of the Canadian dollar, since a large proportion of such machinery is imported. Second, they have increased their investments abroad, in order to incorporate lower-cost suppliers in their supply chains. EDC alone facilitated $5.9 billion in Canadian direct investment abroad in 2006. Third, they have worked hard to break into new emerging markets, thereby diversifying themselves away from the slowdown in the larger markets. Indeed, Canada’s exports to emerging markets rose over 8 per cent in 2006, whereas exports to the major markets were flat.
     And how does the future look now? Fortunately, it appears that the world economy is gearing back to a more sustainable rate of growth. Some commodity prices, like copper and oil, have come down a lot from their peaks, and are far below the levels being forecast a year ago. The Canadian dollar is now trading in the 84 to 86 cent range, which is still relatively high, but also much lower than many economists were predicting last year. EDC Economics is expecting global economic growth to moderate through 2007, most commodity prices to ease further, oil prices to settle into the $50-55 range, and the Canadian dollar to trade in the low 80s against the U.S. dollar.
     In principle, this should take some of the pressure off Canadian exporting companies, but there is no cause for celebration yet. Slower global growth will mean even fiercer competition in global markets, and fewer Canadian export sales in the major economies for many sectors. Global economic growth will be even more tilted towards emerging markets in 2007-08, and companies will need to expand their global reach further if they are to capitalize on this shift. Even so, we expect little or no growth overall in Canada’s exports in 2007 — the lower dollar will help around the edges, like a shock absorber, but Canadian companies must now drive through a bigger pothole as the world economy moderates.
     The good news is that by becoming increasingly global in scope, Canadian companies are building more flexibility and resiliency that should serve them well during the more challenging part of the global business cycle, which lies ahead. And EDC stands ready to facilitate that transition, within the framework of the government’s global commerce strategy.
     Canada’s economic outlook remains challenging, but EDC has the people, the financial capital, the tools and the private- and public-sector partnerships that will help us anticipate the needs of our trading nation.
Stephen Poloz
Senior Vice-President, Corporate Affairs and Chief Economist
EDC Annual Report 2006     9

Foreign Market Profile
Canada-Mexico trade growing rapidly, with EDC help
EDC is deeply involved in Canadian-Mexican trade. In 2006, EDC-facilitated business in Mexico reached a record $2.6 billion — a $1 billion increase over 2005. EDC’s permanent representations in Mexico have served as a model for its subsequent expansion into other emerging markets.
Michel Villeneuve
Chief Representative, Mexico
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Foreign Market Profile
Since the implementation of NAFTA in 1994, Canadian-Mexican trade has quadrupled to $22 billion while Canadian investment in Mexico has increased seven-fold to $5.1 billion. EDC has been a participant in about 30 per cent of that business — a high penetration rate for a market of this size and diversity.
     As part of our strategy to facilitate more procurement from Canada and to extend our market coverage EDC is establishing new financial relationships with large buyers and connecting them to Canadian customers. For Canadian investors, EDC is developing a service package to provide the financing and on-the-ground operational support required to succeed.
     EDC’s financial relationships with local buyers and borrowers are a strategic asset for Canadian companies. “The customer-centric perspective that enabled us to work well with Canadian exporters and investors has been brought to our interaction with Mexican business, financial partners, trade associations and the Mexican partners and subsidiaries of Canadian business,” says EDC President Eric Siegel. EDC is also working closely with Mexican borrowers, buyers and investors, at all stages of the trade and investment continuum.
     EDC’s achievements in Mexico can also be attributed in large part to a decision to establish permanent representation in Mexico City and Monterrey, currently served by Michel Villeneuve and Noé Elizondo respectively. “In order for our organization to be competent and credible in a market, it needs to have a deep understanding of the market and its customers,” adds Siegel. “This means being there, on the ground.”
      As a result, EDC’s business in Mexico is growing, up $1 billion over 2005 and averaging $2 billion per year. This volume reflects the significant increase in the number of Canadian companies active in this market: Mexico is now home to more than 1,600 local affiliates of Canadian companies. Those numbers are expected to rise, reflecting Mexico’s status as an investment grade market which is becoming increasingly integrated into the North American economy, especially U.S. manufacturing supply chains.
     As Canada’s trade relations with its NAFTA partner deepen, EDC is leveraging its financial relationships with key Mexican buyers to create opportunities for Canadian firms. For example, EDC’s financing of state oil and gas company Pemex is bringing in approximately 65 different Canadian suppliers of oil and gas equipment and services every year.
     The region of most interest to Canadian enterprises is northern Mexico, where there are tremendous opportunities in the automotive sector. EDC’s knowledge of Canadian exporters has allowed us to play a matchmaker role in Monterrey. Canadian firms are pulled into the market by establishing credit facilities with key companies such as automotive component manufacturer Metalsa, subsequently facilitating their purchase of Canadian products.
     Manufacturing is the second largest industry in which Canadian firms are active, followed by agribusiness, beverages, information technology, mining, plastics and steel. Other sectors that show promise include environmental industries; advanced technology for manufacturing; aerospace and waste management.
     On the investment side, Canadian companies are setting up operations in Mexico to be closer to their customers, take advantage of lower costs and integrate themselves into supply chains of larger firms, particularly in the automotive sector. EDC research into the needs of Canadian affiliates operating in Mexico continues and new services for them are in development. EDC has made buyer financing support available for Mexican and foreign multinationals seeking to expand or modernize operations.
     EDC is also helping Mexican firms invest directly in Canada. An example is EDC financing for automotive giant Nemak’s acquisition of an aluminium casting plant from Ford in Windsor, Ontario. Last year, Nemak’s procurement grew to almost USD 17 million from more than 20 Canadian suppliers. “Foreign direct investments in Canadian assets, that in turn grow Canada’s export capacity, make sense for EDC and for Canada, when they create jobs and open the door to new trade,” says Siegel.
     Mexico has been a test bed for EDC’s new approach of making financing available in local currency. August 2006 marked EDC’s first Mexican peso loan — to DaimlerChrysler México Holdings — to facilitate purchases of vehicles manufactured by DaimlerChrysler Canada. This 2.1 billion pesos transaction directly benefits more than 12,000 DaimlerChrysler Canada employees and hundreds of part suppliers located across Canada.
     This groundbreaking loan is one of many ways in which EDC’s work in Mexico has become a model for developing Canadian business in key emerging markets. EDC is adopting the same account management approaches with its Mexican customers as it uses with its Canadian clients. As such, EDC can create value for both Mexican and Canadian business, because of its strong relationships with both.
EDC Annual Report 2006     11

Foreign Buyer Profile
Mining Opportunities: Chile’s Codelco buys Canadian
EDC understands that success in globalized trade depends on having strong strategic and financial relationships with local customers in fast-growing markets like Chile. EDC has those local relationships and is introducing Canadian companies to new opportunities.
Claudio Escobar
Chief Representative & Director,
Brazil & Southern Cone
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Foreign Buyer Profile
While Canadian companies are increasingly targeting markets such as Chile as a destination for their exports and investment, making the best local market connections is always a challenge. EDC’s relationship with Codelco illustrates how EDC’s global strategy of cultivating long-term relationships with local buyers and borrowers — the key customers of Canadian exporters and investors — helps Canadian companies.
     Codelco, Chile’s state-owned copper giant, has the world’s largest known copper reserves. It has at least 70 years’ worth of production at current levels of 1.8 million metric tons per year, which accounts for 15 per cent of the world’s copper production.
     Codelco has also been a major buyer of Canadian mining equipment and services companies for years, and is now shopping for expertise in the power sector, with some help from EDC.
     In order to tap into its reserves, Codelco needs to upgrade the energy supply powering its Southern divisions, and it needs at least 500 megawatts of additional electrical capacity by 2012.
     “Energy development is a key priority in building our capacity and developing new Chilean copper reserves,” says Alvaro Vilaplana, Codelco’s Vice-President of Major Contracts. “And given Canada’s expertise in these sectors and our relationship with EDC, we saw a natural synergy.”
     Codelco approached EDC in 2006 for help to identify and meet Canadian companies with the expertise to satisfy these needs as they kicked off a public international bidding process.
     EDC’s mining and power sector teams, along with its regional offices across Canada, worked with EDC’s Chief Representative and Director for Brazil and the Southern Cone, Claudio Escobar, to contact qualified Canadian companies on behalf of Codelco’s procurement group. In December 2006, during an eight-day tour organized by EDC, Vilaplana and Patricio Mac-Niven, Codelco’s Corporate Procurement Vice-President, held meetings with more than 150 Canadian companies with expertise in the power sector and mining services, and environmental engineering service firms with expertise in water treatment, pollution controls and sulfur reduction.
     The support provided by EDC and the Canadian Embassy in Chile was important for Codelco. “If not for EDC,” says Mac-Niven, “we might have spent six months preparing a visit to Canada, and I doubt we would have met the same calibre of expertise, nor that the message would have been delivered so directly.”
     EDC’s relationship with Codelco began in 1997. At the time, Codelco’s procurement from Canada was a very small portion of their global investment program, despite Canada’s strong mining expertise. To address the gap, EDC undertook a series of meetings with Codelco, to raise the profile of Canadian capabilities in the mining sector. With EDC’s participation in Codelco’s corporate facilities and the establishment of an EDC credit line for the company, Canadian companies have been instrumental in helping Codelco grow its operations.
     The number of Canadian companies registered as certified suppliers to Codelco has grown significantly, from 20 in 1997 to 79 in 2006. Canada now ranks second behind only the United States as the mining giant’s strategic source of supply — not just due to Canadian solutions for increasing energy demands but also as a natural provider of environmentally sensitive mining technology and services.
     “Sustainable development is very important to Codelco and we have been making significant investments over time,” notes Mario Espinoza, Codelco’s Senior Vice-President, Finance. “Part of our growth plan is to develop assets for future generations in a sustainable way — to benefit the people and the country.”
     The strategy to improve environmental management of Codelco is aggressive. Between 1994 and 2000, the company spent $773 million on environmental projects, including the reduction of smelter emissions, actions to improve the efficiency of water and energy use and the management of solid and liquid wastes.
     “Canada has already confronted many of the environmental issues in mining that we are now addressing in Chile,” adds Vilaplana, whose company also places high value on social progressiveness in safety, training and labour policies. “So we look for suppliers and partners with this experience.”
     By making Canada the first stop on their 2006 procurement trip, Codelco identified Canada and EDC as key to their search for energy solutions as they expand operations. EDC will continue to build its financial relationships with important buyers such as Codelco to ensure it understands their project procurement practices and identifies new opportunities that match the capabilities of EDC’s Canadian customers.
EDC Annual Report 2006     13

Foreign Investment Profile
Auto parts manufacturer Nucap tackles globalization
Canadian auto parts manufacturers have been struggling with heightened competition and sluggish domestic markets. With EDC’s help, Nucap acquired a European manufacturer of backing plates for brake systems. The deal accelerated Nucap’s overseas growth and led to enhanced export opportunities for its domestic operations.
Alison Nankivell
Financing Manager,
Surface Transportation Team
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Foreign Investment Profile
If ever there was a company that should be one of globalization’s big winners, it would be Nucap Industries. The Toronto-based auto parts manufacturer is North America’s second-largest producer of braking system components. Its products, such as its patented NRS Safe mechanical lock retention system, are used in vehicles ranging from automobiles to buses, trucks and motorcycles.
     However, despite Nucap’s success in selling to NAFTA markets, the company was having a difficult time getting its foot in the door of potential European and Asian customers.
     “Despite our solid products and our technological lead, for a time it looked like we had hit a glass ceiling,” said Robert Lee, Nucap’s Vice-President Finance. “All of the big three automakers have global purchasing policies, as do several of our clients who sell to them. Many have operations around the world. They began telling us that if we wanted to do more business with them, we’d have to build an international footprint of our own so we could supply them worldwide.”
     Europe had long been Nucap’s next logical expansion market. The question was whether to start operations there from scratch, or to hit the ground running by acquiring an existing player. What made the decision more pressing was the emergence of an opportunity to acquire a stake in ADI Metalparts SA, a Spanish-based manufacturer of backing plates for brake systems.
     “They were the perfect fit,” said Lee. “They could produce a full line of European part numbers. They had easy access to European markets and had been operating profitably for 30 years. The only problem was that it was a big acquisition for a company our size. Coming up with money we needed wasn’t going to be easy.”
     Lee felt that this was the kind of deal that would interest EDC. “Nucap already exports more than 80 per cent of its production. We had heard that EDC often supports foreign investment by Canadian firms that were interested in getting better integrated into their existing customers’ supply chains and accessing new markets,” said Lee. “So they were among the first people we called.”
     Lee and Nucap’s senior management team discussed the prospective deal with EDC’s managers and business development staff. Alison Nankivell, EDC’s financing manager with surface transportation, noted that the proposal had a lot of upside. “This was a classic story of a Canadian company with a unique product that needed just a little help to take things to the next level.”
     “One of the things that struck me immediately was that with the acquisition, not only would Nucap be able to generate more business in Europe, but they would also increase their domestic sales to OEM and aftermarket players too,” said Tim McGuire, EDC Senior Account Manager.
     The EDC team was also struck by how Nucap’s challenges and opportunities typified those affecting the Canadian automotive sector in general. Increased competition, pricing pressure and ever-enhanced product offerings have been driving consolidation throughout the industry.
     EDC has undertaken a number of recent initiatives to help parts exporters like Nucap. During 2006, EDC partnered with the Automotive Parts Manufacturers Association (APMA) to host an auto sector trade mission to Central Europe. EDC also launched a new initiative to provide Insolvency Excess Loss Insurance to support parts exporters, many of whom sell to OEMs such as GM and Ford, which have been hit by credit downgrades. And, last year EDC announced financing for DaimlerChrysler Mexico Holdings, S.A. de CV, in order to facilitate sales to Mexican purchasers of vehicles manufactured by DaimlerChrysler Canada.
     In the end, EDC officials were impressed by the Nucap team and its aggressive approach and were able to provide financing that facilitated Nucap’s acquisition of ADI Metalparts SA. “Traditional funding sources simply cannot do what EDC can do,” said Lee. “This is just the first step for us. To be truly global, within the next couple of years, we are going to have to make a move in Asia, especially if we want to better target India and China, where much of the automotive industry’s future growth will come from. You can bet that when the time comes to take the next step, the EDC folks are going to get another phone call.”
EDC Annual Report 2006     15

Operating Principles
Operating Principles
EDC conducts its business in a manner that is respectful of applicable international agreements to which Canada is a party; consistent with its Corporate Social Responsibility commitments; and ensures the sound financial management of its activities.
Respecting International Agreements
EDC supports business in up to 200 markets on terms that are consistent with and respectful of Canada’s international obligations related to trade. These include the World Trade Organization (WTO) Agreement on Subsidies and Countervailing Measures (ASCM) and the Organization for Economic Co-operation and Development’s (OECD) Arrangement on Officially Supported Export Credits (OECD Arrangement).
     The WTO and its related agreements, including the ASCM, spell out principles for trade liberalization. These principles include individual countries’ commitments to lower customs tariffs and other trade barriers; as well as outlining procedures for settling disputes. EDC contributed to Canada’s participation in WTO discussions on agriculture with particular focus on export credits.
     The purpose of the OECD Arrangement is to eliminate trade distortions among the world’s most industrialized nations, such as export credit subsidies and trade-related aid. In 2006, EDC actively encouraged the introduction of changes to the OECD Arrangement to make progress towards further leveling the playing field in the pricing of commercial risks in officially supported export credits.
     Under the Arrangement, the Corporation is actively engaged in the review of the OECD Sector Understanding on Export Credits for Civil Aircraft. The objective of these discussions is to modernize the text of the agreement, which was originally drafted in 1992. The major country producers of aircraft, including Brazil which was not originally a party to this agreement and is now a major player in this sector, are involved in these discussions. These discussions provide an excellent opportunity to improve the framework for the orderly use of officially supported export credits by the major official providers of aircraft finance support. Participants to these discussions aim to encourage competition among exporters based on quality and price of goods and services exported rather than on the most favourable officially supported financial terms and conditions.
     EDC is also committed to agreements as a member of the OECD Export Credit Group. EDC adopted the enhanced OECD Action Statement on Bribery in Officially Supported Export Credits which aims to strengthen international efforts to combat bribery in export contracts. These efforts support Canada’s commitment to combat bribery in international transactions as provided for under the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Transactions. EDC is also participating in the review of the OECD Recommendation on Common Approaches on Environment and Officially Supported Export Credits. This review is expected to result in an enhanced agreement to be adopted in 2007.
     Canada has, as per its obligations under the United Nations Security Council Resolution Against Terrorism, enacted legislation, the United Nations Suppression of Terrorism Regulations, which criminalizes the perpetration of terrorist acts and the provision of financing and related services to individuals or entities suspected of being involved in terrorist activity. The Corporation has implemented processes to ensure that it does not transact business with individuals or entities listed in such Regulation as well as in the Anti-Terrorism Act.
     EDC is also a member of the Berne Union, the leading international organization with members from all five continents representing both private and public sector insurers, whose mandate is to foster international acceptance of sound principles of export credit and foreign investment insurance. EDC is a member of the Management Committee and, in 2006, Cathy Hess, Director of EDC’s Credit Insurance Centre of Expertise, was elected Vice-Chair of the Short Term Committee.
16     Anticipating the Needs of a Trading Nation

Operating Principles
Corporate Social Responsibility
Having a reputation for conducting business in a fair, open and responsible manner is important for Canadian companies that operate abroad, and for EDC as a partner that facilitates their international business. Corporate Social Responsibility guides EDC’s decisions and actions in support of Canadian business.
Conduct and Ethics
EDC’s Code of Business Ethics and Code of Conduct guide the actions of EDC and its employees, officers and directors to ensure they continue to live up to EDC’s reputation as an ethical organization. The codes define EDC’s obligation to ethical business conduct, the environment, prohibitions against bribery and corruption, promoting the protection of human rights, avoiding conflicts of interest and maintaining confidentiality of information. EDC requires that directors and employees, including officers, be familiar with and adhere to the standard of conduct reflected in the Code of Conduct and sign an annual Statement of Compliance to this effect. The Code of Business Ethics is available at www.edc.ca/ethics and the Code of Conduct is available at www.edc.ca/conduct.
     In 2006, EDC implemented a Disclosure of Wrongdoings Policy. The policy states that employees have a duty to report any suspected or potential wrongdoing, and affirms that they can do so confidentially without fear of reprisal and that, where appropriate, the report will be investigated by EDC.
     In 2006, EDC planned the development of an online tool for Code of Conduct awareness training for all employees to be implemented in 2007, further highlighting EDC’s commitment to ethical conduct.
Anti-Corruption
After adopting the enhanced OECD Action Statement on Bribery in 2006, EDC amended its policies and procedures to reflect new requirements in exporters’ declaration, including past convictions of bribery; and consent to provide agent names and fees when requested by EDC.
     EDC added enhancements to its internal flagging systems, to facilitate due diligence monitoring undertaken in connection with its Anti-Corruption Program.
     EDC continued to train employees on its Anti-Corruption Program and to inform customers of its policies and obligations. EDC wrote to 1,576 customers, to inform them of relevant legal requirements of conducting business outside of Canada.
EDC is committed to conducting business in a socially responsible manner consistent with its corporate values. EDC’s Statement of Commitment on Corporate Social Responsibility incorporates operating principles for its conduct in relation to business ethics, transparency, the environment, the community and EDC employees.
EDC Annual Report 2006     17

Operating Principles
Accountability through transparency
Increasingly, stakeholders are seeking confirmation that institutions are doing what they say and implementing their values. Transparency is key to building that confidence.
     EDC’s Disclosure Policy was revised in November 2005 in order to implement changes made under the OECD Common Approaches on Environment and Officially Supported Export Credits, and recommendations made by the Office of the Auditor General in its 2004 examination of EDC’s environmental practices.
     Under the revision to EDC’s Disclosure Policy, EDC now provides greater detail on Category A projects (those likely to have significant, adverse environmental impacts) where EDC is involved. These details include the date of public notification of EDC’s consideration of support, the date the project was approved for support (date of signing), the country where the project is located, the project name, general description of the project, the project sponsor and the applicable environmental standards and type of environmental information reviewed.
     Transaction-related information associated with these projects and transaction information on financing, political risk insurance to lenders and equity transactions can be found at www.edc.ca/disclosure.
Compliance Officer
The Compliance Officer enhances transparency and accountability on EDC’s compliance to key CSR policies such as disclosure of information, environmental reviews, human rights and business ethics, and provides a centralized function for receipt and review of complaints from stakeholders, independent from EDC management. No third party complaints within the scope of the mandate were received in 2006. The Compliance Officer is also responsible for responding to wrongdoings reported under the Disclosure of Wrongdoings Policy. More information on the role of the Compliance Officer is available at www.edc.ca/compliance.
Communications Policy and Strategy
Increasing transparency to demonstrate public accountability guides the Corporation’s Communications Policy. EDC discloses a wide range of information on its services, programs and activities and makes this information publicly accessible through its website, publications, correspondence and an ongoing program of consultation and engagement with customers, partners and stakeholders.
     While increasing transparency, EDC’s Communications Policy strikes a balance between protecting information entrusted to EDC by its customers that is commercially confidential or sensitive to them. Under the new Federal Accountability Act, the Access to Information Act will apply to EDC, likely in 2007, but protection will be retained for commercially confidential and proprietary information.
Stakeholder Engagement
A strong capacity to manage public issues and engage both supporters and critics is essential for all corporations. EDC engages stakeholders in policy development by soliciting public comments and suggestions through formalized public consultation and discusses its experiences on CSR issues with peers and subject matter experts. Stakeholders include customers, the shareholder, international and Canadian financial institution partners and non-governmental organizations. EDC also has an annual program of engagement to discuss EDC policies and practices of interest to NGOs.
     EDC’s Advisory Council on Corporate Social Responsibility fosters discussion and sharing of perspectives on best CSR practices at a senior level within EDC. The Council’s role is to offer advice and guidance on best practices in CSR on such issues as EDC’s environmental review and disclosure practices, CSR and emerging markets and support for environmental technologies. EDC welcomed four new members to the Council in 2006: Daniel Gagnier, Senior Vice President of Corporate and External Affairs, Alcan Inc.; Maureen O’Neil, President of International Development Research Centre; David Runnalls, President and CEO, International Institute for Sustainable Development; and David Zussman, the Jarislowsky Chair in Public Sector Management at the University of Ottawa.
     In 2006 EDC established a new Industry Stakeholder Panel which brings together 18 key national business and trade associations to advise EDC on the challenges facing Canada’s investors and exporters. EDC also provides a wide range of materials to Parliamentarians, and has a dedicated point of contact for Parliamentary inquiries. In 2007, EDC will assemble its first public annual general meeting bringing EDC’s Board of Directors and senior management together in a public forum with all interested parties.
     In 2006, EDC participated in a series of National Roundtables on Corporate Social Responsibility, held by the Department of Foreign Affairs and International Trade in response to recommendations proposed in 2005 by the Subcommittee on Human Rights and International Development Subcommittee to the Standing Committee on Foreign Affairs and International Trade. The roundtables focused on CSR in the mining, oil and gas sectors and operations in developing countries in these industries.
The Environment
2006 initiatives included the development of supplementary environmental review guidelines for transactions involving political risk insurance policies and corporate financing facilities, to complement the 2005 updates to the Environmental Review Directive (ERD).
     EDC also made environmental enhancements to its financing business system, which will permit EDC environmental personnel to be more focused on transactions with environmental risks and on environmental monitoring of transactions.
18     Anticipating the Needs of a Trading Nation

Operating Principles
     Members of the Environmental Advisory Services group participated in discussions with environmental practitioner colleagues at the OECD regarding the new environmental standards introduced by the International Finance Corporation (IFC) and upcoming revisions to the OECD’s Common Approaches on Environment and Export Credits. EDC also engaged with environmental NGOs on the new IFC standards and the OECD Common Approaches.
     Training was a key component to EDC’s environment program in 2006 in order to ensure EDC personnel were educated on changes to environmental policies and processes introduced in 2005, which included the introduction of an umbrella Environmental Policy applicable to all of EDC’s business and amendments to its ERD.
The Community
EDC’s employees continue to make a contribution to local and national communities. EDC supported employee efforts to organize our Government of Canada Workplace Charitable Campaign, which raised $187,190, which was $17,000 above the target. Employees also participated in the United Way Day of Caring™, where 100 EDC employees participated in local community development activities.
     EDC’s Employee Volunteer Charitable Donations Policy represents a central pillar of EDC’s support for the community. Under this policy, in 2006, donations were made to 10 eligible charities where EDC employees had volunteered.
Education & Youth Employment Strategy
Through EDC’s Education and Youth Employment (EYE) Strategy, EDC assists educational institutions and other stakeholders to prepare Canadian students for careers in international trade and build knowledge and awareness of trade among youth.
     In 2006, EDC revised its International Business Scholarship Program in order to make the program more accessible to Canadian applicants and to expand awareness of the program in general. Previously delivered through partner universities, the program is now national and open to Canadian students at all universities across the country. EDC has awarded 168 scholarships since 2000 and many of the scholarship recipients also benefited from mentoring by EDC specialists during a four-month work term with EDC at its head office in Ottawa.
     The EYE Strategy’s outreach activities also include a Speakers Series through which our EDC specialists share their knowledge in matters of international trade, corporate social responsibility and risk management to Canadian students through in-class presentations and at university events. In 2006, EDC experts conducted 70 presentations.
     More information about the EYE Strategy is available at www.edc.ca / youth.
Reporting EDC’s CSR Efforts
In 2006, EDC produced its second annual CSR Annual Report, which included performance measures introduced in 2005. The 2006 CSR Annual Report will be available at www.edc.ca/csr in the second quarter of 2007 and will include environmental information previously released through the Chief Environmental Advisor’s Report.
Our People
In today’s competitive employment environment, changing demographics, generational differences, technology and a changing workplace influence employees’ decisions more than ever. EDC is an employer that attracts and retains top talent. To maintain this status and leverage the skills of its employees, EDC’s people strategy aims to secure employee engagement and to retain the resources needed to successfully implement our business strategy today and in future years. This is measured by employees’ overall satisfaction with EDC as a workplace and by employee retention.
Since 2004, EDC’s Resources Team from Short Term Credit Insurance has participated in three Habitat for Humanity builds in the Ottawa-Gatineau region. In 2006, the team helped provide a local family a chance at affordable housing, by spending the day completing various tasks on the construction site. The team was also able to donate $2,500 to Habitat for Humanity through EDC’s Charitable Donations Policy. In their work as credit insurance underwriters, the Resources Team helps Canadian companies export forestry related goods and services around the world which is eventually used in home construction. Volunteering for Habitat is not only a good fit with the industry in which they work, but also strengthens EDC’s ties to the community.
Photo: Mark Holleron/Photo Features
EDC Annual Report 2006      19

Operating Principles

Measure	2006 Plan	2006 Results	2007 Plan
Employee engagement	n/a*	n/a	rank above high quality organizations**
Employee retention (%)	n/a*	93.2%	≥CB Rate***
Voluntary turnover rate	7.5%	6.8%	n/a*
Average number of training days per employee	5.0	7.37	n/a*

*	New measures (Employee engagement and Employee retention) were developed and 2007 targets established.

**	Measured biennially in a climate assessment independently reported by Hay Group, last conducted in 2005.

***	Conference Board of Canada reported rate for financial institutions, available fall 2007.
Employee Engagement
Feedback from employees is obtained biennially through an employee opinion survey, last conducted in 2005. In addition to identifying areas of opportunity for improvement, the survey also assessed the climate for employee engagement.
     In 2006, EDC responded to feedback obtained from the 2005 survey by implementing enhancements to its performance management system and developing a new compensation framework to provide employees with greater clarity and transparency on the performance appraisal process and how positions are defined, classified and compensated. The engagement of our workforce will be measured again in the 2007 employee opinion survey.
     EDC also initiated and completed a number of organizational and process changes. The goal of this exercise was to implement a new integrated business structure supported by enhanced learning and training activities to maintain the Corporation’s market knowledge and our ability to anticipate and respond to our customer’s changing needs. While these changes were driven by business opportunities, it is anticipated that the resulting changes will positively impact employee engagement.
Retention Rate and Voluntary Turnover Rate
EDC has been successful in retaining talented and trained employees over the years, but expects that the market in which it recruits will become increasingly competitive in the years ahead. EDC’s 2006 employee retention rate was 93.2 per cent. Our voluntary turnover rate was slightly better than the reported rate for comparable industries.
Training
EDC is committed to providing employees with a work environment that stimulates employee development and performance; one which supports development of their skills and knowledge. In 2006, a total of 7,639 training days were delivered, for an average of 7.37 days per employee, of which 18.5 per cent was dedicated to language training.
     EDC operates in a global marketplace and recruits employees from a wide variety of cultural and linguistic backgrounds. By having a diverse workforce with a wide range of skills, knowledge, insight and experience, and speaking more than 35 languages, EDC is better able to serve its domestic and international customers. Our employees and their diverse language skills also help to enrich the Corporation’s working environment.
     Providing language training to employees is key to EDC’s vision of bilingualism, and essential to ensuring the Corporation is fully capable of serving its Canadian and international customers in the official language of their choice. EDC’s 2008 objective of a 60 per cent corporate level of bilingualism was achieved last year and we are currently maintaining this level of bilingualism.
Recognition
To recognize the increasing importance of People leadership in this complex work environment, EDC presented its first Excellence in People Leadership Award in 2006 to the EDC leader who achieved results through others and demonstrated behaviours that value and support people. The first corporate, team-based Diversity Award was also presented to the EDC team that embraces, fosters and leverages diversity for our business success.
     EDC continues to be recognized as an employer of choice, being named as one of Canada’s Top 100 Employers as reported in Maclean’s magazine for the sixth year in a row and as one of the National Capital Region’s Top 15 Employers.
     In the first ever “Walk the Talk” survey, where employees evaluated employers on ethics, trust, support and transparency, EDC was ranked first on a Top 10 list of Eastern Canadian companies. Developed by Market Yourself Smarter and The Collin Baer Group, the survey was not sponsored or enforced by an employer. And late in 2006, EDC was counted among the Top 125 Training Companies in the annual competition sponsored by Training Magazine, an industry leader in training practices, measurement and innovation in training function management. EDC’s ranking will be revealed in February 2007.
20     Anticipating the Needs of a Trading Nation

Operating Principles
Sound Financial Management

Measures	2006 Plan	2006 Results	2007 Plan Target
Net income ($ millions)	892	1,222	474
Return on equity %	16.2	20.4	7.6
Gross efficiency ratio %	26.3	25.9	25.0
Financial sustainability ratio %	8.7	7.9	8.5
Through sound financial management, EDC ensures that it has an adequate capital base to fulfill its mandate now and in the future. Operating on a self-sustaining basis with no annual appropriations from Parliament, the Corporation achieves self-sustainability by obtaining adequate return for risks taken, containing costs and appropriately managing risk. This approach has enabled EDC to support more than $616 billion in exports and investments from the approximately $1 billion in share capital invested in the Corporation by the Government of Canada since 1944.
     EDC tracks its financial performance in four key performance measures; net income, return on equity, gross efficiency and financial sustainability ratios.
     Net income was higher than plan primarily due to lower provision requirements due to improvements in the credit environment and successful airline restructurings. Also impacting net income was a higher net financing and investment income as a result of higher debt relief income in 2006.
     Return on equity of 20.4 per cent was higher than the Corporate Plan target due to the significantly higher than planned net income. The gross efficiency ratio was 25.9 per cent, slightly more favourable than the Corporate Plan figure of 26.3 per cent due to lower administrative expenses, partially offset by lower net revenues. Administrative expenses of $203 million in 2006 were $9 million lower than the Corporate Plan figure of $212 million, as management worked diligently during 2006 to contain costs. The financial sustainability ratio of 7.9 per cent was slightly lower than the Corporate Plan forecast of 8.7 per cent primarily as a result of the increased capital base.
EDC Annual Report 2006     21

Performance Against Objectives
Objective 1:
Connecting with Exporters and Investors

Measures	2006 Plan	2006 Results	2007 Plan Growth Rate
Business Volume ($B)	59.6	66.1	10%
Customer Acquisition & Retention	6,400	6,091	10%
Customer Satisfaction	80	85.2	n/a*
Customer Value Index*
Product & Service Component	83.3-85.2	83.9	improvement
Value Added Component	77.2-78.9	79.5	improvement
Partnership Volume ($B)	9	10.1	12%

*	New measures developed after publication of 2006-2010 Corporate Plan.
EDC intensified its activities to connect with Canadian businesses, leading to a new record in export and investment volume that EDC facilitated, and positioning the organization to reach even more Canadian enterprises in the future.
EDC achieved its strongest-ever annual volume and customer satisfaction results in 2006, reorganized its business activities to anticipate and serve customers’ needs better and launched an Industry Stakeholder Panel, a permanent forum to track the evolving needs of Canadian companies on an ongoing basis. Along the way, EDC developed new initiatives to serve small business and created new partnerships that have contributed to the growth of its financing and insurance services.
     EDC saw its business volume reach $66.1 billion, an increase of some 15 per cent over the previous year, and unexpectedly higher than EDC’s target triggered by exceptional buoyancy in EDC’s financing and contract bonding activity. The year’s growth in volume, representing the dollar value of Canadian exports and investments that EDC facilitated, is particularly noteworthy as it was achieved during a time when businesses grappled with a high Canadian dollar, a slowing U.S. economy and greater global trade complexity and competitiveness.
     In spite of these trade challenges, Canadian companies continued to turn to EDC for trade finance services, directly or through domestic financial institutions, similar to the result in 2005. EDC directly acquired and retained 6,091 customers, more than during the previous year both in terms of new clients and loyal returning companies, but short of target. All this is a concrete reflection of EDC’s increased focus on customer relations and a good indication that EDC is becoming essential to customers’ business, especially during difficult periods.
     EDC conducts ongoing surveys on client satisfaction. Even with disruptions inherent in a major internal reorganization, EDC received a record overall satisfaction rating from clients in 2006 of 85.2 on EDC’s Customer Value Index. EDC also exceeded its 2005 results related to client opinions on the quality of its products and services (83.9 vs. 82.9), and on the value EDC adds to their businesses (79.5 vs. 77.1).
     To reach a broader range of exporters and investors, and to increase its understanding of these prospective clients, EDC followed through on a commitment made in 2005 and formed an Industry Stakeholder Panel. This group of 18 industry association leaders met for the first time last June for a frank discussion of trade challenges facing Canadian business. The gathering launched what will become a permanent forum for dialogue on ways to better serve Canadian businesses involved or interested in global trade. The panel agreed that trade is a continuum where EDC could be more active in all points of entry. Many common themes emerged, particularly the importance of working together to help smaller businesses find partners, develop distribution channels and follow up on foreign leads to increase Canada’s role and opportunities in world markets.
22      Anticipating the Needs of a Trading Nation

Performance Against Objectives
Reorganizing to Serve Customers Better
     EDC invested in a major restructuring of its business in 2006 to be more client-driven in a trade landscape that is increasingly ruled by global supply chains and direct investment abroad. In the 2006 phase of its Integration project, EDC reduced its number of industry sector-based business teams, to more closely match the way supply-chains are organized. Account representatives for each of the six sectors will serve as a one-stop-shop for customer service, providing solutions that combine multiple products. Altogether, the new structure will increase corporate sharing of information and will enable EDC to offer clients solutions that are better tailored to their type of account and the highest standards of customer service.
     To support these objectives, EDC has identified three account segments: strategic accounts comprising some 160 of Canada’s largest industry-leading exporters and investors; medium and large companies with total sales greater than $5 million, and small business, enterprises with less than $5 million in total sales.
     To get closer to customers geographically, EDC opened a new regional office in Mississauga (Ontario) and now has some 37 account managers in its offices across Canada. In addition, new positions were established in key Canadian cities, such as account executives for strategic accounts, and small business managers, with more such roles being filled in 2007. And for the first time, an industry sector vice-president is based outside Ottawa (Infrastructure and Environment, in Montreal).
Increasing Partnerships
EDC had unprecedented success this year collaborating with banks and other financial institutions worldwide to leverage financial capacity for the sake of Canadian businesses, through loan and contract bonding guarantees, shared financing and other means. This “partnership volume” reached a record $10 billion in 2006, exceeding EDC’s 2005 result by just over six per cent. The growing collaboration provides Canadian companies and their foreign customers, whether working through their banks or EDC, access to a much broader range of financial options and capital resources. For financial institutions, partnering with EDC means conveniently sharing the risk load.
     EDC regularly revisits and improves its various guarantees that encourage financial institutions to lend to their clients. For example, EDC’s Bank Guarantee Program enables Canadian companies to offer customers in emerging markets longer-term financing through their own banks, loans that are protected by EDC. Five EDC customers used the program in 2006 to facilitate five transactions valued at a total of $78 million. EDC also fully launched its Foreign Exchange Facility Guarantee (FXG) that helps exporters manage contracts negotiated in foreign currencies. EDC guarantees the collateral that many financial institutions require on forward contracts.
     In 2006, EDC established a Canadian Financial Intermediaries Group (CFIG), with managers based in Canada’s key financial centres, to ensure that EDC is fully engaged with the Canadian banking and insurance brokerage industry. This will leverage their financial capacities for the benefit of Canadian companies.
     In the public sector, EDC continued to work closely with Foreign Affairs and International Trade Canada to share market intelligence and collaborate with the Trade Commissioner Service. EDC executives also met this year with their counterparts at the Business Development Bank and Canadian Commercial Corporation to create more efficiency in areas of common activity, a process that is ongoing.
Anticipating Small Business Needs
Small businesses rely on easy-to-find and flexible services to juggle many priorities. EDC serves as one of Canada’s most vital financial partners to small and medium-sized enterprises (SMEs, with up to $25 million in overall sales), who in turn make up more than 90 per cent of EDC’s customer base. In 2006, EDC served 5,800 SME clients, facilitating $15 billion in trade and investments. As small and prospective exporters faced not only a high Canadian dollar but also new hurdles such as U.S. cross-border security guidelines and more pervasive emerging market competitors, the number of clients decreased slightly since 2005. However, many of those clients who are well-established in global trade managed to maintain or expand this activity with EDC’s help.
EDC Annual Report 2006     23

Performance Against Objectives
     EDC also introduced new initiatives that benefit the smallest segment of Canadian business, companies with less than $5 million in annual sales and representing about 50 per cent of EDC’s customers. In 2006, EDC’s Small Business Development Group continued to research the challenges these companies face in all industry sectors. By deepening its understanding of this segment, EDC can offer more convenient and tailored services and provide multiple product solutions.
     For instance, EDC introduced a loan program in 2006 to help small companies exporting to the United States comply with the U.S. Customs-Trade Partnership against Terrorism guidelines, which call for installing specific security apparatus. Although compliance is voluntary for now, it gives foreign suppliers preferential treatment when crossing the U.S. border. EDC worked with some 20 trade consultants to inform exporters about this issue.
     When it comes to the kind of speed and flexibility that many small companies seek, the Web clearly offers prime advantages. As such, every year EDC makes its online presence easier to find and to use. In 2006, EDC increased sales by 46 per cent to new clients of one of its
e-commerce services, ExportCheck, which provides inexpensive credit profiles of more than 100-million foreign companies. Increased product awareness and a small price reduction contributed to this growth. The Web also makes it easier to fill out the inevitable forms that come with creating and managing accounts. As clients have requested, EDC launched its first online declaration forms for insurance policy holders, introduced an Express Claims Program to accelerate the claims process, and improved its online application forms for contract bonding insurance clients.
Outlook
EDC will continue to expand its customer focus and service. As EDC enters the second phase of its Integration project, it will turn its attention to implementing and refining new business plans by market sector and implementing a new Customer Relationship Management (CRM) system, a vital tool to better manage client accounts and respond to business leads. EDC’s Industry Stakeholder Panel will help the Corporation to seek new insights on helping these companies participate in all facets of international business.
     EDC will establish more account and product managers at its regional offices, including more small business managers. Partnerships with both public and private entities will continue to grow. For small and mid-sized business, EDC will continue to improve online processes and launch relevant new financial products, reaching more entrepreneurs and helping them take on foreign market opportunities and reap the rewards of international growth.
EDC manages softwood lumber duty deposit refund process
As part of the Canada-U.S. Softwood Lumber Agreement in 2006, EDC undertook the important role of the Government’s financial agent for the disbursement of refunds and accrued interest to exporters of softwood lumber.
     With claims related to nearly 1.3 million transactions, involving over 1,500 companies, and a value of more than USD 3 billion, EDC alone had the experience and capability to take on a task of this size.
     EDC provided an accelerated payment mechanism, or a fast-tracked refund process, where it purchased from companies the cash deposits owed to them by the U.S. government. Once the money owed to a company was verified against U.S. Customs records, EDC paid the amount to the company. EDC then later collected the funds directly from the U.S. government. This allowed Canada to get the refunds paid out to softwood producers as fast as possible.
     The Softwood Lumber Agreement took effect on October 12, 2006. Between early September and October 12, EDC’s Softwood Lumber Customer Service Centre received and responded to more than 2,700 queries while carrying out the registration for the accelerated payment refund mechanism.
     Three weeks later, Canadian producers and sawmills began to receive refunds of duties through the Deposit Refund Mechanism. EDC paid more than 99 per cent of the refunds available by December 31, 2006.
     The refunds provided under EDC’s accelerated mechanism helped many lumber producers re-invest in their enterprises, improve efficiency and weather the downturn in lumber prices prevalent throughout 2006.
24     Anticipating the Needs of a Trading Nation

Performance Against Objectives
SME Scorecard
SMEs as a Percentage of EDC’s Customer Base
Number of SME Customers
SME Volume by Geographic Market
Volume Support for SMEs
SME Product Usage
SME Service Attribute Ratings
EDC Annual Report 2006     25

Performance Against Objectives
Objective 2:
Facilitating Growth in Integrative Trade

Measures	2006 Plan	2006 Results	2007 Plan Growth Rate
Investments Facilitated
Volume ($B)	5.0	5.9	20%
No. of deals*	65	80	31%

*	New measure developed after publication of 2006-2010 Corporate Plan.
For the first time, EDC set as a target the volume and number of international investments it facilitated on behalf of Canadian companies. The results are just the start of helping Canadians participate fully in the global economy.
The $66.1 billion in exports and international investments that EDC facilitated in 2006 contributed to connecting Canadian companies into networks of business activities conducted in various parts of the globe. Understanding that Canadian companies need to increase their use of investment as a means to build global supply chains, in 2006, EDC established a proactive strategy to facilitate foreign investments by Canadian companies in all markets.
     Integrative trade is ruled by global supply chains and direct investment abroad, where the source of supply, design, manufacture, sales and service can all be in different countries. Consequently, many companies establish a presence abroad to produce or sell some of their goods or services, where it is most advantageous. This trade model allows companies to gain powerful footholds around the world, and has contributed to the 50 per cent jump since 1990 in the impact that global trade has on economic activity. International trade now represents about 60 per cent of the world’s GDP.
     EDC is increasing its support for Canadian Direct Investment Abroad (CDIA), through political risk insurance (PRI) and structured, project and equity financing. New incentive targets were introduced in 2006 for these services which encourage EDC to provide investment support to a wider base of customers. In particular, EDC needs to help more mid-sized companies invest abroad and develop their own global supply chains for the sake of their long-term growth and survival.
     In concrete terms, EDC facilitated 80 transactions involving CDIA with a value of $5.9 billion, up from the $4 billion volume in 2005.
     EDC’s PRI program has often been used by project sponsors for their own risk mitigation or to gain additional financing from lenders for projects in high-risk emerging markets. In 2006, EDC broadened its PRI program to cover a wider variety of investments, positioning EDC to help more Canadian companies enter new markets and increase the scope of their operations abroad. For example, in 2006, EDC’s PRI facilitated Canada’s Kudu Industries Inc.’s equity investment in a Russian oil field equipment manufacturer and distribution company; EDC also covered political risks associated with Woodbridge Foam Corporation’s molded foam plant in China and with Lallemand Inc.’s acquisition of a yeast production facility in South Africa.
     In addition to PRI solutions, EDC provided three broad types of CDIA-related support in 2006:
1	To a Canadian company acquiring a foreign company or developing a new operation abroad, in such areas as infrastructure, advanced technology, mining or power development. For example, EDC provided a loan of $25 million in 2006 on behalf of Cogeco Cable Inc. of Quebec, as part of a $900 million credit facility for Cogeco’s purchase of Portugal’s second largest cable operator.

2	To a Canadian company’s direct investment in a foreign affiliate or project. For instance, EDC agreed to finance in 2006 the Colombian affiliate of Alberta-based Petrobank Energy and Resources Ltd., contributing USD 20 million to a credit facility totalling USD 50 million; this funding will be used to further develop the company’s Colombian oil fields.
26     Anticipating the Needs of a Trading Nation

Performance Against Objectives
In the fall of 2006, EDC announced a financing agreement for the sale of plastic molding equipment by the Indian affiliate of Ontario-based Husky Injection Molding Systems (Husky) to Tata Auto Comp Systems Ltd (TAC), a subsidiary of Tata Motors Ltd, one of India’s leading auto manufacturers. EDC’s loan to TAC would facilitate the $ 1.1 million sale of an injection molding machine manufactured by Husky’s Luxembourg operations.
3	To the customer of a Canadian company’s foreign affiliate. In 2006, EDC agreed to finance the sale of plastic molding equipment by the Indian affiliate of Ontario-based Husky Injection Molding Systems to a subsidiary of Tata Motors, one of India’s leading auto manufacturers. This loan will facilitate a $1.1 million sale of an injection molding machine manufactured by Husky.
     EDC expanded its Equity Program beyond support for next generation exporters. The program now includes investment in Canadian private equity funds focused on expanding small- and medium-sized enterprises (SME) often through export growth or investment abroad. One example is EDC’s 2006 investment in PRIVEQ III L.P., a Toronto-based private equity fund facilitating the growth of small Canadian enterprises across a broad spectrum of industries, such as publishing, air transportation services, automotive components, metals processing, financial services and rail services.
     EDC has also seen increased demand for local currency financing in emerging markets. For the first time, in 2006, EDC provided financing in Mexican pesos to a key Mexican buyer, DaimlerChrysler Mexico Holdings. This MXN 2.1 billion funding (approximately USD 200 million) will facilitate sales of vehicles made by DaimlerChrysler Canada to Mexican customers. Financing in local currency helps mitigate the borrower’s risk, as well as EDC’s own credit risks, and is in line with financing trends by both public and private financial institutions.
Outlook
For the most part, EDC’s CDIA support has been focused on the mining, energy and infrastructure industries. As EDC’s reorganized industry sector teams implement their business plans, EDC aims to tailor investment services to companies in other sectors and to help more medium-sized companies with integrative trade, especially in large emerging markets. EDC will continue to grow its Equity Program by assisting Canadian technology companies and high-growth SMEs.
     All CDIA facilitated by EDC has to meet EDC’s comprehensive Canadian Benefits criteria to ensure that sufficient economic benefits are generated for Canada. These benefits may include impact on gross domestic product, employment growth, research and development opportunities, sub-contracting and supply prospects for additional Canadian companies, among others.
     Finally, EDC is assessing the most effective global processes and technologies that are used around the world to manage complex global transactions, reduce overall supply chain costs and increase corporate productivity, known as Global Trade Management. In 2007, EDC will continue to research GTM trends to better understand how EDC can leverage its expertise in this area for the benefit of Canadian exporters and investors.
EDC Annual Report 2006     27

Performance Against Objectives
Objective 3:
Growing exports and investments in emerging markets

Measure	2006 Plan	2006 Results	2007 Plan Growth Rate
Volume in emerging markets ($B)	14.2	15.2	15%
The volume of emerging market exports and investments facilitated by EDC in 2006 reached a record $15.2 billion, as Canadian companies are increasingly drawn to emerging markets as a destination for their exports and investments. This result represents 23 per cent of the corporation’s total business volume and nearly $2 billion more than the emerging markets volume achieved in 2005.
EDC facilitated a record $15.2 billion in emerging market exports and investments in 2006 which represents more than 14 per cent growth over the $13.3 billion achieved in 2005. The 2006 result was 23 per cent of the Corporation’s total business volume of $66.1 billion.
     As Canadian companies are increasingly being drawn to emerging markets as a destination for their exports and investments, EDC is anticipating a rapid increase in needs for its services in these strategic locales. The Corporation is aggressively expanding its global network of representations to deepen its long-term relationships with local buyers and borrowers, the key customers of Canadian exporters and investors. Understanding the financial and procurement needs of local buyers and borrowers enables EDC to anticipate requirements for Canadian goods and services, identify opportunities for investment, and offer financial solutions that benefit Canadian companies.
     EDC established a second permanent representation in China in 2006, based in Shanghai, to position EDC within the business capital of the Yangtze River Delta Region. EDC also announced its intention to establish a permanent representation in Moscow to serve Russia and the Commonwealth of Independent States during the first quarter of 2007. Shanghai and Moscow join Warsaw, Beijing, New Delhi, Kuala Lumpur, Rio de Janeiro, São Paulo, Mexico City and Monterrey as sites of EDC’s permanent representations. EDC will establish a second representation in India based in Mumbai during 2007 to help Canadian companies take advantage of accelerating growth in export, investment and partnership opportunities in that region.
     EDC’s decision to establish its first permanent representation in India in 2005 has proven timely; business volumes there have grown from $375 million in 2005 to $730 million in 2006. The timing of EDC’s new Russian representation is equally favorable; volumes in Russia grew from $502 million in 2005 to more than $750 million in 2006.
     Brazil, Russia, India, China and Mexico (BRICM) continue to be the priority markets for Canadian companies because of their high growth rates, importance to global supply chains and alignment with Canadian strengths. EDC business volumes in BRICM markets totalled $6.8 billion in 2006, up 26 per cent from $5.4 billion in 2005. Most of this increase came from Mexico where volumes increased by $1 billion over 2005, to reach $2.6 billion. EDC’s volumes are, however, also more diversified across a wide range of promising global markets. Excluding BRICM countries and the United States, the volume of Canadian exports and investments facilitated in other global markets grew more than $2 billion in 2006 to reach $20 billion.
     Global supply chains, including inputs from emerging markets, have become an important feature of international trade. Canadian companies are recognizing the need to adapt by participating in such supply chains and by establishing operations in these markets to source their supply, and to better serve their customers. EDC is expanding its global network too, and providing Canadian exporters and investors with the local tools and resources support they need to succeed.
28     Anticipating the Needs of a Trading Nation

Performance Against Objectives
Total Business Volume $66.1 billion  |  Emerging Market Volume $15.2 billion

% =	percentage of EDC’s total business volume
Emerging Market Business Volumes
Customers Served in Emerging Markets
EDC’s relationships in emerging markets help Canadian exporters and investors
EDC’s participation in a bank financing for Mexican energy company Pemex in 2006 was the latest in a series of financing arrangements with this major customer for Canadian exporters. Since 1998, Pemex has awarded more than 180 different contracts to 51 different Canadian companies. A similar financing arrangement concluded with Votorantim Participacoes (VPAR) of Brazil in 2006 will open opportunities for Canadian companies to participate in VPAR’s procurement. VPAR is one of the largest business groups in Brazil with interests in diverse industry sectors and a strong history of purchases from Canadian companies, particularly within the pulp and paper sector.
     EDC’s financial agreements with foreign banks encourage foreign buyers to consider Canadian suppliers and partners. New developments in this regard in 2006 include the establishment of more than USD 125 million in financing agreements with five Nigerian banks which will be used to facilitate Canadian trade in this expanding African market.
EDC Annual Report 2006     29

Performance Against Objectives
Objective 4:
Leveraging the balance sheet
EDC will optimize the use of its financial capital to broaden its risk appetite while ensuring its long-term financial sustainability.
EDC’s contribution to the growth of Canada’s exports and foreign investments is linked to its success at assessing and managing risk. In responding to Canadian exporters and investors needs, EDC has achieved continually higher business volumes over the last decade. During this same period, EDC experienced all phases of the credit cycle, including periods of both sustained credit deterioration and improvement, and presently enjoys a solid capital position.
     As a result of these capital management policies and practices, EDC also came through this period with valuable knowledge on the level of risk that it could take under similar future conditions, and that ultimately, EDC is able to take on more risk to support its customers. This is particularly important at a time when companies need to expand their international footprint in markets that carry a higher level of risk and uncertainty. The Corporation therefore established the objective of leveraging its balance sheet towards greater participation by Canadian companies in the global marketplace, particularly during challenging economic times.
     To support EDC’s commitment to an expanded risk appetite, in 2006 the Board of Directors approved a new Capital Adequacy Policy to serve as the basis on which EDC actively manages its capital. A key feature of the policy was the introduction of Strategic Risk Capital (SRC), a defined amount of capital to be used to respond to unforeseen or unexpected changes and business opportunities involving higher risk or new risks both within and beyond the credit risk management framework.
     EDC’s use of SRC will evolve over time and in response to changing market conditions. However, of the $1.2 billion of its capital designated for SRC in 2006, more than $770 million was allocated to initiatives that included:
•	the introduction of an Asset-Backed Loan Pool which allows additional risk appetite for the Canadian aerospace sector;

•	the introduction of a new insurance product which offers extended protection to automotive suppliers in the event of an automobile manufacturer bankruptcy filing;

•	support of various transactions above current exposure limit thresholds within EDC’s Credit Risk management Policy; and

•	approval for the extension of credit to a number of local banks which did not fit EDC’s typical credit profile in Russia, Kazakhstan and Ukraine, to facilitate the promotion of Canada’s agricultural sector.
     For 2007, EDC has designated $1.3 billion, or 15 per cent, of its total capital to SRC.
     EDC will also focus on communicating this capacity to its customers as well as engaging with banks and brokers in order to identify opportunities where SRC can be deployed.
30     Anticipating the Needs of a Trading Nation

Strategic Objectives
2007 Strategic Objectives
As a Crown corporation and an instrument of public policy, EDC is required to produce a Corporate Plan. This Plan presents an overview of the environment in which EDC and the companies it was created to serve operate. The Corporate Plan also includes EDC’s Business Strategy for serving Canadian companies in this environment and outlines how EDC will measure its success.
     The Corporate Plan is approved by EDC’s Board of Directors and by the Governor-in-Council, on the recommendation of the Minister of International Trade and the Minister of Finance. It is fully aligned with and supportive of the Government of Canada’s global commerce priorities.
     The following is an overview of the Business Strategy and performance measures of the 2007-2011 Corporate Plan, a full summary of which is available at www.edc.ca.
Planning Environment
EDC’s Business Strategy is based upon its understanding of the opportunities and risks Canadian companies face as they compete in a globalized trade environment. In order to succeed in this environment, companies must always be looking at how they can improve productivity and innovate in order to stay ahead of their competitors. Financial intermediation is a critical component of this competitiveness equation.
EDC’s Business Strategy
There are three elements to the Business Strategy:
Connecting with Canadian exporters and investors — EDC will more widely reach out to Canadian companies to better understand their needs and bring all of its expertise and solutions to serve them, directly or indirectly with other financial institutions.
Facilitating integrative trade — EDC will increase the competitiveness of Canadian exporters and investors by providing a wide range of customized trade finance and risk management solutions, in particular with respect to their investments abroad and in global supply chains, and in their business in emerging markets.
Leveraging the organization — EDC will optimize the use and allocation of its capital, people, technology and processes to better meet the global needs of Canadian companies.
1.	Connecting with Canadian Exporters and Investors
EDC’s ability to assist Canadian companies will depend on its understanding of the world in which they operate and the challenges they face. In order to facilitate this “connection”, the Corporation has fully integrated its business development and underwriting activities and is expanding its representation in Canada and around the world.
     EDC’s new integrated structure reflects the evolving realities of a globalized world in which customer needs are increasingly sector-based. The main features of the new business structure are:
•	realignment of the existing sector-based structure by moving to six, more broadly based business teams, which more closely match global supply chains.

•	enhancements to its business development capabilities, including the dedication of additional resources to support EDC’s business development activities in Canada and around the world.
     Under this new structure, EDC will be increasingly:
•	Relationship-driven to create a consistent and seamless customer experience by identifying customer needs and efficiently providing solutions through their channel of choice, in a predictable fashion;

•	Market-engaged to proactively identify and match international opportunities with Canadian capacity and interest; and
EDC Annual Report 2006     31

Strategic Objectives
•	Trade-enabling to align EDC’s delivery mechanisms with the broad industry sector requirements to capture future and present trade opportunities and to share what the Corporation knows about the market with its customers.
Account management — the cornerstone of this new structure — will be supported by the development of a Customer Relationship Management (CRM) system. The objective of CRM is to: promote cross-corporate sharing of information; provide client-facing staff with an operational system to manage their accounts; capture and respond to business development opportunities; and route incoming inquiries more efficiently. EDC’s CRM will be rolled-out in phases, beginning in 2007.
Representation
EDC’s success at serving Canadian companies is facilitated by its regional and foreign representation. This representation enables the Corporation to connect with its customers here in Canada, and to develop and leverage a network of foreign buyers, financial institutions and other stakeholders around the world. In 2007, EDC will:
•	strengthen its support for small business by placing Small Business Managers in its regional offices across Canada;

•	enhance its relationships with financial institutions by placing relationship managers in the major financial centres; and

•	expand its network of foreign representations.
Partnerships
EDC’s ability to effectively serve Canadian companies is enhanced by partnering with private (banks, insurance companies, sureties, brokers) and public sector players. By leveraging its extensive network of partners, EDC is able to combine its expertise and risk capacity with that of other players. This commitment to partnering is perhaps best illustrated by the fact that more than half of EDC’s business volume is concluded in collaboration with financial institutions.
     EDC works with the private sector to ensure that Canadian companies have access to the financial intermediation they need, and in a manner that is compatible with the way they do business. It is often more convenient for exporters, in particular small business, to access EDC services through existing bank channels. By working together, clients benefit from a broader range of financial options. However, partnering with the private sector is more than simply utilizing financial institutions as delivery channels. It means risk-sharing with them in order to increase financial capacity in the market.
     In 2007, EDC will:
•	look to more effectively coordinate and leverage its relationship with Canadian banks and brokers through its new Canadian Financial Intermediaries Group (CFIG) in order to increase the financial capacity available to Canadian companies engaging in international business; and

•	continue to work with private sector insurers to promote awareness of credit insurance among Canadian companies and grow the market for this product in Canada.
     EDC also recognizes the importance of working in tandem with its public sector partners to serve Canadian companies. As part of the international trade portfolio, EDC works closely with DFAIT in Canada and around the world. This collaboration includes the sharing of market intelligence and on-the-ground co-operation between EDC and the Trade Commissioner Service in markets where EDC has representation. It also includes working collaboratively to develop solutions which enable Canadian companies to respond to international opportunities.
     In 2007, EDC will be engaging with other public sector players, including DFAIT, the Canadian Commercial Corporation and the Business Development Bank of Canada to identify opportunities where Canadian companies can benefit from a more effective leveraging of the Government of the Canada’s services.
2.	Facilitating Integrative Trade
For EDC, all trade is integrative trade. Recognizing this, EDC will continue to support the evolving needs of Canadian companies as they engage in integrative trade by:
•	introducing an International Strategic Accounts initiative to strengthen its relationships with key buyers of Canadian goods and services in emerging markets;

•	deploying Strategic Risk Capital to support higher risk business, particularly in emerging markets;

•	actively promoting its services in support of Canadian Direct Investment Abroad (CDIA) to Canadian companies;

•	implementing enhancements to its equity program to assist companies, particularly small- and mid-market companies, to successfully establish business activities outside of Canada and eventually transition into effective global companies; and

•	researching trends in Global Trade Management in order to better understand the opportunities for Canadian companies, and to identify areas where EDC’s expertise may be leveraged to assist companies engaged in GTM.
32     Anticipating the Needs of a Trading Nation

Strategic Objectives
3.	Leveraging the Organization
All organizations must continually look for ways to effectively leverage their resources in an evolving environment. For EDC, this means making optimal use of its capital, processes, technology and people for the benefit of Canadian companies.
     In 2006, the Corporation introduced a number of measures in support of this objective, including the introduction of a new Capital Adequacy Policy and the implementation of a number of human resource-related initiatives. In 2007, EDC will build on these initiatives by:
•	creating additional capacity to take on higher risk business, particularly in emerging markets, through the deployment of Strategic Risk Capital;

•	conducting a review of its internal processes and activities in order to identify areas in which the Corporation may be able to take additional steps to improve its efficiency;

•	focusing its technology-related expenditures on customer sales and service initiatives, including the enhancement of its on-line services;

•	initiating a Strategic Workforce Planning approach to identifying and planning for the Corporation’s human resource needs; and

•	introducing an enhanced University Recruitment Program.
Measuring success
EDC uses a number of measures to track its performance against each of the three pillars of its Business Strategy. The Corporation also tracks its performance under the goal of financial sustainability.
     The performance measures and targets for 2007 are outlined in the table on page 34. The following is a brief description of the Business Strategy measures. The financial sustainability measures are described in the Glossary of this document.
Connecting with Exporters and Investors
Customer Acquisition and Retention — EDC measures its success at retaining its existing customers under its short-term insurance program, and its success at acquiring customers across all product lines.
Number of multiple program users — In the past, a customer was served primarily under one EDC program. Starting in 2006, companies are benefiting from a more fulsome account management program that covers the full gamut of our services. A measure of its success in expanding EDC’s coverage of individual customer needs is the number of multiple program users.
Customer Service and Customer Values Indices — EDC regularly seeks the views of its customers on a wide range of issues. The Customer Service Index measures their view on the quality of our products and services. The Customer Value Index measures their assessment of the value they realize through the use of EDC’s services.
Partnership Volume — EDC tracks the amount of contracted risk it assumes on behalf of financial institutions under a number of programs. These programs provide credit enhancements to banks and sureties, making it more attractive for them to extend coverage or financing to customers.
Facilitating Integrative Trade
Total Business Volume — A measure of the total volume of exports and investments facilitated in a given year under all product lines.
Volume in Emerging Markets — A measure of the total volume of exports and investments facilitated by EDC in emerging markets (based on the IMF definition of an emerging economy).
Foreign Investments Facilitated — EDC measures both the volume and the number of transactions under its financing and political risk insurance programs which facilitate foreign investments made by Canadian companies.
Leveraging the Organization
High Risk Volume — This measure is intended to measure the volume facilitated by EDC through the deployment of its Strategic Risk Capital.
VfM to TCO ratio — This measure tracks the allocation of EDC IT resources between total cost of ownership, technology investments that are either non-discretionary in nature or relate to maintaining core technology assets and infrastructure and Value for Money (VfM)technology investments that drive business value, whether by enhancing customer service, corporate efficiency, employee satisfaction or revenue.
Employee Engagement and Retention — EDC’s people strategy aims to secure employee engagement and to retain the resources needed to successfully implement the business strategy today and in future years. How well we accomplish this is measured by employee feedback on their engagement to the organization and by an employee retention rate.
EDC Annual Report 2006     33

Strategic Objectives

Performance Measures	2007 Plan
Connecting with Exporters and Investors	Growth Rate
Customer acquisition and retention	10%
Number of multiple program users	22%
Customer service index	improvement
Customer value index	improvement
Partnership volume ($B)	12%
Facilitating Integrative Trade	Growth Rate
Total volume of business ($B)	10%
Volume in emerging markets ($B)	15%
Foreign investments facilitated:
Volume ($B)	20%
Number of transactions	31%
Leveraging the Organization	Target
High risk volume ($B)	0.9
VfM to TCO ratio	50:50
Employee engagement	rank above high quality organizations*
Employee retention (%)	≥CB rate**
Sound Financial Management	Target
Net Income ($M)	474
Financial Sustainability Ratio (FSR)	8.5%
Return on Equity (ROE)	7.6%
Gross Efficiency Ratio (GER)	25.0%

*	Measured on the climate assessment independently reported by Hay Group.

**	Conference Board data for financial institutions.
Growth rates and targets as expressed in the 2007-2011 Corporate Plan
34     Anticipating the Needs of a Trading Nation

Investor Relations
Message to Investors
This past year was an interesting one for EDC. During my career, I have seen many changes in the financial markets but 2006 will be remembered as a turning point in the funding strategy for EDC. An inverted yield curve, a hawkish Federal Reserve, a highly competitive peer group, volatile oil prices, a strong stock market and mixed signals from economic data released in North America made for some unusual market conditions.
     The one thing that remained critical for EDC in 2006 was the consistent financial strength and value that we provide to our investors.
     With respect to our funding strategy, rather than competing for funds in the long-term capital markets throughout 2006, EDC made a decision, in light of global market conditions, to increase our short-term global commercial paper programme. Our plan is to continue doing so until it is no longer advantageous for EDC and our customers. Only then will we look to extend term on our borrowing programme.
     By doing so, we can assure investors that EDC will only participate in financial markets that are beneficial to our investors, in order to preserve our market presence and our reputation.
     Specifically, emerging markets are growing, and subsequently presenting many opportunities for our customers. Treasury has developed a solid understanding of emerging markets, and of what the customer needs to grow their business in these markets, and we will pursue this area aggressively in order to provide our investors the opportunity to diversify.
     2007 will be an exciting and dynamic year for EDC in the financial markets. It will enable us to execute a combination of large global bonds, maintain our presence in medium-term note markets and pursue opportunities to issue local currencies in emerging markets. And given the flexibility that EDC has shown, we are confident in our ability to remain responsive and innovative, to the benefit of the investor.
     Our goal is straightforward — to serve more customers and investors and respond to their needs, in all markets.
Yours truly,
Marie MacDougall
Vice-President and Treasurer
EDC Annual Report 2006     35

Investor Relations
“Although debt is serviced from EDC’s own resources, its obligations are full faith and credit obligations of the Government of Canada.”
— Standard & Poor’s
June 2006
2007 Strategy
The success of Canadian companies depends on their ability to adapt to a changing marketplace. EDC’s Strategy is focused on ensuring that the Corporation serves Canadian companies in a very competitive environment. As such, there are three pillars to EDC’s Corporate Strategy:
Connect with exporters and investors: Reach out to Canadian companies engaged in trade.
Facilitate integrative trade: Increase the competitiveness of Canadian exporters and investors by providing a wide range of trade finance and risk management solutions, in particular with respect to their investments abroad as well as their business in emerging markets.
Leverage the organization: Optimize the use and allocation of EDC’s capital, people, technology and processes to better serve the global needs of Canadian companies.
AAA Rating
EDC’s debt obligations incur favourable capital treatment as they constitute a direct claim on a central government with the OECD. An investment in EDC is treated as 0% BIS risk weighted. The ratings on EDC reflect:
•	Its status as an agent of Her Majesty in right of Canada;

•	100 per cent ownership by the government of Canada (AAA/Stable/A-1+).

	Domestic Currency		Foreign Currency
	Long-term	Short-term	Long-term	Short-term
Moody’s	Aaa	P1	Aaa	P1
Standard & Poor’s	AAA	A-1+	AAA	A-1+
DBRS	AAA	R-1 (high)	—	R-1 (high)
JCR	AAA	—	AAA	—
36     Anticipating the Needs of a Trading Nation

Investor Relations
2006 Summary
In 2006, EDC continued its efforts to strengthen its presence in major global markets and broaden its investor base by type and region.

Measure	2006 Target	2006 Results
Long-term funding (US$)	4.0 billion	1.7 billion
% Unstructured	60%	81%
% Structured	40%	19%
Expand investor base — number of presentations	100	115
Website visits	27,600	30,696
Global Commercial Paper Programme (US$)	4.0 billion	4.0 billion
Highlights from the challenging year are described below:
Long-term Borrowing Recap
In 2006, EDC issued USD 1.7 billion in long-term debt securities by targeting institutional investors in Asia, North America and Europe.
     Competition from our peers, who had growing borrowing programmes, impacted EDC’s ability to participate in the structured note market to the extent that we intended and represented 19 per cent of long-term funding acquired in 2006. Unstructured issuance was driven by investor demand for plain vanilla bonds and represented 81 per cent of long-term funding acquired last year.
     EDC placed a successful Sterling deal and its first public transaction in a major currency since 2003. The unusual EDC deal represented one of the only chances to own current coupon, pure Canada sovereign credit in Sterling and helped place the deal rapidly into top quality investors both in the U.K. and abroad. To support EDC’s customer base, the transaction was kept in Sterling to offset existing loan assets.
     In 2006, EDC received an increasing number of requests to assist with emerging market currency financing in support of its customers and developed a ‘Local Currency Financing Framework’. As such, EDC focused on non-core markets and responded to investor demand to issue plain vanilla bonds denominated in Turkish Lira, Hong Kong Dollars and New Zealand Dollars.
EDC Annual Report 2006     37

Investor Relations
     Emerging market currency issuance is a priority and EDC will continue to examine all funding opportunities. EDC manages assets in a variety of non-core currencies as evidence of providing support to Canadian exporters and investors in their business development efforts abroad.
     The Global Commercial Paper Programme provides investors with the option of investing in multiple currencies particularly Euro, US and CAD Dollars. Investors can participate by contacting EDC’s dealer group or directly on the Bloomberg DOCP platform and any interested parties can check daily prices via DOCP <go>.
Growing the Investor Base
In an effort to further broaden the EDC investor base and in keeping with our corporate business development strategy, EDC’s objective in 2006 was to present to 100 institutional investors worldwide. Through a combination of conferences, one-on-one meetings and targeted road shows, EDC was able to raise awareness among several important market segments. Building relationships with new investors and strengthening relationships with existing investors enabled EDC to exceed its annual target of presentations by 15 per cent.
     Given the global nature of the funding strategy, EDC’s website is critical for keeping our investor base informed of EDC’s activities. It enables market participants to be up to date on current issuance, the status of outstanding debt securities and news releases. A unique feature of our website is its availability in four languages. The number of visits continues to grow and exceeded our annual target by 11 per cent.
2007 Borrowing Strategy
Given the significant changes in the business development efforts of EDC, greater emphasis will be placed on supporting the needs of our customers. Due to the ever-growing borrowing programmes of our peers EDC will experience increased competitive pressures but this has given us the opportunity to re-adjust our funding strategy in 2007. While we realize this market may not be as fluid as it has been in the past, EDC will continue to offer structured note transactions to investors. The demand for structured notes is not as strong as past years, however, EDC will still respond to the structured note market. Due to muted demand, Treasury now has a chance to pursue other markets and will do so in 2007.
Benchmark Issues — The public market will form a component of the borrowing programme in 2007, and EDC will concentrate on the Global public bond market for U.S. dollars. EDC’s approach is strategic and each transaction will be managed to ensure a successful commitment to secondary market performance.
Local Currency Issuance — EDC will place greater emphasis on this market segment in 2007 and will become an active market participant in the bond issuance of emerging market currencies. Treasury will integrate its knowledge of emerging markets in support of the business requirements.
Our strategy for the global commercial paper programme is to maintain current relationships with investors and to expand into new markets.
38     Anticipating the Needs of a Trading Nation

Executive Management Team
Executive Management Team
(left to right)

Stephen Poloz	Senior Vice-President, Corporate Affairs and Chief Economist

Jim McArdle	Senior Vice-President, Legal Services & Secretary

Sherry Noble	Senior Vice-President, Business Solutions and Technology

Peter Allen	Executive Vice-President and Chief Financial Officer

Susanne Laperle	Senior Vice-President, Human Resources

Kevin O’Brien	Senior Vice-President, Financing Products Group

Benoit Daignault	Senior Vice-President, Business Development

Pierre Gignac	Senior Vice-President, Insurance

Eric D. Siegel	President and Chief Executive Officer
EDC Annual Report 2006     39

Board of Directors
Board of Directors

J. Bernard Boudreau
President
Keata Pharma Inc.
Halifax, Nova Scotia
Rowland W. Fleming
President
Vergemount Inc.
Creemore, Ontario
Robert A. Fung
Orion Securities Inc.
Toronto, Ontario
Paul Gobeil
Chairperson
Export Development Canada
Montreal, Quebec / Ottawa, Ontario
Brian G. Heffernan
Partner
Collins Barrow Calgary LLP
Calgary, Alberta
Lise Lachapelle
Corporate Strategy Consultant
and Corporate Director
Montreal, Quebec
As at December 31, 2006
Mr. Boudreau has had an extensive career in law, as senior partner and Counsel, and in politics. He was elected to the Nova Scotia Legislature in 1988 and held several portfolios including Minister of Finance. In 1999 he was appointed Leader of the Government in the Senate and the Federal Minister Responsible for Nova Scotia and subsequently, Minister of State, Atlantic Canada Opportunities Agency. He has held and continues to hold management and Board positions in a number of organizations.
Mr. Fleming has significant private sector experience in the financial services industry having held senior executive positions with a major Canadian bank, as well as being CEO of a large insurance company and a major trust company for a number of years. He has also served as a director with private and public institutions and from 1995 to 1999 he was President and CEO of the Toronto Stock Exchange.
Mr. Fung has extensive expertise in the investment industry and specializes in corporate finance acquisitions in the natural resources sector, particularly in the oil and gas industry. He has held positions as chair, senior executive and director with a number of private, public and charitable organizations.
Mr. Gobeil was first appointed Chairperson of EDC’s Board of Directors in 2002 and was reappointed in 2005. He has been Vice Chairman of the Board of Directors of Metro, Inc. since 1990. Elected member for Verdun riding in 1985, he was Minister for Administration and Chair of the Conseil du Trésor and then Minister of International Affairs for the Quebec provincial government until 1989. From 1974 to 1985, he held a number of executive positions at Provigo Inc. Mr. Gobeil is currently also Chairman of the Board of Directors of DiagnoCure, Inc., a director of the National Bank of Canada, a director of the Canam Group and a Yellow Pages Income Fund trustee. He holds a Master of Accounting Science and a Master of Commerce (accounting) from Université de Sherbrooke, and completed the Advanced Management Program at Harvard Business School. Mr. Gobeil has been a member of the Ordre des comptables agréés du Québec since 1965 and a Fellow since 1986.
Mr. Heffernan is a chartered accountant and at present is a client services partner and Treasurer of Collins Barrow Calgary LLP. Also a certified financial planner, he has a broad public practice background including assurance, accounting and taxation services.
Mme. Lachapelle worked for nearly 20 years in the Federal civil service where she served as Commercial Counselor at the Canadian Embassy in Paris and as Assistant Deputy Minister in Industry Canada. She has been a Senior Vice President of the Montreal Stock Exchange and President and CEO of the Canadian Pulp and Paper Association, and is currently a strategic and economic consultant. She sits on the Boards of Abitibi-Consolidated Inc., BNP-Paribas (Canada), Industrial Alliance and Financial Services Inc., INNERGEX Power Trust, Fiducie d’exploitation, Mirabaud Canada Inc., and Russel Metals Inc.

40     Anticipating the Needs of a Trading Nation

Board of Directors

Prior to assuming her current position, Mme. Landry was the Director of the « Centre de Commercialisation International » at the Université de Moncton from 1996 – 2007. There she coordinated and participated in trade missions involving students, businesses and government departments. She has also been the President and founder of small private companies.
Mr. Setlakwe is President and CEO of a retail clothing chain, and has been a director of the Retail Council of Quebec. He is also a board chair and director of private and public sector organizations and charities. He served as a member of the Senate of Canada for three years, retiring in 2003.
Mr. Siegel has served in a variety of increasingly senior roles since joining the organization in 1979. Mr. Siegel was appointed Senior Vice-President of Medium- and Long-Term Financial Services in 1995, and then Executive Vice-President in 1997. Mr. Siegel was named Chief Operating Officer in September 2005, assuming leadership for EDC’s business development and transacting. He was appointed President and CEO on December 8, 2006. The appointment was effective on January 1, 2007.
Mrs. So is a Chartered Financial Analyst and has a Certified Management Accountant designation. Currently a Senior Vice President, Director and Portfolio Manager of RBC Dominion Securities, she has a varied background in the investment business in Canada and abroad. In her work promoting trade and economic development between China and North America, she has spoken at various conferences and written three books.
Ms. Szel holds a law degree and has extensive experience in transportation-related matters. She has held increasingly senior appointments with Canadian Pacific, including her current position in which she is Senior Vice-President, Marketing and Sales, and a member of the Management Committee and Operating Committee of CP. She has been a Chair and Director of the Canadian Chamber of Commerce and serves on many business and advisory councils, associations, and boards.
Ms. Zwarts has more than 20 years’ experience as a corporate lawyer, having practiced with private sector firms Fasken Martineau DuMoulin LLP and as a partner with Ogilvy Renault. She subsequently joined Telesystem International Wireless Inc. where she served as Secretary and General Counsel from 1998 until the end of 2005.
Jocelyne Landry
Assistant Director of Education Services
Campbellton Campus,
Collège communautaire du
Nouveau-Brunswick
Campbellton, New Brunswick
Raymond C. Setlakwe, C.M.
President
A. Setlakwe Ltd
Thetford Mines, Quebec
Eric Siegel
President and Chief
Executive Officer
Export Development Canada
Ottawa, Ontario
Irene So
Senior Vice-President, Director
and Portfolio Manager
RBC Dominion Securities
North York, Ontario
Marcella Szel
Senior Vice-President,
Marketing and Sales
Canadian Pacific Railway
Calgary, Alberta
Margriet Zwarts
Corporate Director
Montreal, Quebec

EDC Annual Report 2006     41

Corporate Governance
Corporate Governance
EDC’s Board of Directors reoriented its governance framework in 2006, enabling it to oversee the business integration exercise and focus greater attention on issues of concern to Canadian exporters and investors. Committees were restructured and redeployed to free Board time for planning and consideration of strategic imperatives. Both the new Capital Adequacy Policy and changes to the transaction approval authorities of the Board and management reflect a proactive repositioning of the Board to guide EDC in even more successfully accomplishing its mandate.
     At the same time, an enhanced level of communication with the Department of Foreign Affairs and International Trade and the Minister of International Trade enabled EDC and the Board to remain engaged in government corporate governance initiatives to increase transparency and accountability. Elements of the new Federal Accountability Act will be significant to EDC, and EDC took an active role in the process leading to the legislation becoming law. EDC also participated in discussions on guidelines related to recommendations made in the 2005 review of Crown Corporation governance. The following discussion describes how EDC complies with established corporate governance practices for Crown corporations, which are expected to be reflected in new guidelines.
Stewardship
Board Mandate
The Board’s ultimate responsibility is to supervise the direction and management of EDC. Through the Corporate Plan, the Board establishes a strategic direction to ensure that EDC meets its public policy objectives in the most effective manner. The Minister of International Trade’s statement of priorities and accountabilities set the framework of EDC’s Corporate Plan. The Board oversaw a corporate realignment to ensure that the new structures would enable EDC to respond more effectively to customer needs.
     The Board also continued to focus on appropriate transparency, and will monitor efforts to ensure a balance of transparency and customer confidentiality will be maintained as EDC becomes subject to access to information legislation. The Board reinforced EDC’s strong accountability structure by monitoring financial management, by reporting and auditing of the Corporation’s performance, and by maintaining its focus on risk-management and risk-assessment. The Board continued to oversee Corporate Social Responsibility initiatives of EDC by receiving regular reports and having representation on the Advisory Council on Corporate Social Responsibility.
Strategic direction and corporate plan:
Throughout 2006, EDC’s Board participated actively in the development of the Corporate Plan which outlines EDC’s business strategy for a five-year period. Board involvement, particularly through its Business Development Committee, began even earlier than in the past. The committee and the full Board supported EDC’s strategies to connect with customers, facilitate integrative trade and leverage the organization. Directors’ experience and insight assisted management in finding ways to strategically utilize EDC’s expertise, knowledge and financial capacity to make an even bigger difference to Canadian exporters. A key element of EDC’s business strategy embodied in the Corporate Plan was the corporation-wide, client-focused business integration and realignment in order to optimize service to customers, which had been reviewed and endorsed by the Board in 2005 and was fully implemented in 2006 with the Board’s ongoing encouragement and support.
     The Board also ensured that the Corporate Plan was aligned with government expectations, and in particular with the government’s international commerce priorities. A statement of priorities and accountabilities is now issued by the responsible minister to each Crown corporation. EDC’s Board was pleased to note that regular consultations with government departments resulted in strong alignment between the Corporate Plan and the statement of priorities and accountabilities issued to EDC. Following adoption by the Board, the Corporate Plan was approved by all necessary governmental departments.
42     Anticipating the Needs of a Trading Nation

Corporate Governance
Identification and management of risk:
EDC’s framework for risk assessment and risk management was refined during 2006 under the oversight of the Board and the Risk Management Committee. The Board continued to review EDC’s Risk Management Framework to satisfy itself that risks of all types were identified and managed, and that appropriate decision-making processes and controls were in place.
     Key developments in the management of risk were implemented with Board approval during the year, including the asset-backed loan pool concept and the Capital Adequacy Policy. As a result, EDC is in a stronger position to provide more risk-responsive support to its customers. Changes to the corporate By-law based on risk assessment modified the levels of approval authority retained by the Board. Rather than previous blanket thresholds based solely on transaction amounts, the new tests of whether a transaction requires Board approval vary depending on the risk rating of the counterparty.
     The responsibilities of the Risk Management Committee were increased, with all transactions that require Board-level approval now first being reviewed by the committee. By leaving approval of lower-risk transactions with management, and by increasing the involvement of the Risk Management Committee in reviewing transactions, the Board is better positioned to focus its time on planning and strategic concerns, while having additional assurances based on committee review prior to Board decisions.
Succession planning and senior appointments:
Upon Rob Wright’s appointment by the government as Deputy Minister of Finance in June 2006, the Board appointed acting Presidents and supported them through a temporary senior-level Office of the President. The search for candidates for the position of President was a major activity of the Nominating and Corporate Governance Committee and the Board. Previous work by the committee to develop selection processes provided a solid framework used in the search. The government accepted the Board’s recommendation, and appointed Eric Siegel as President, effective January 1, 2007.
     In conducting its 2006 annual review of the succession plan, the Human Resources Committee noted the successful utilization of the plan in the business integration initiative, and a resulting need to repopulate the plan. Leadership development initiatives were key. Several other senior appointments were made by or on the recommendation of the Human Resources Committee, consistent with the succession plan and strategy.
Information systems and management practices:
The Audit Committee monitors EDC’s information systems and management practices on an ongoing basis, meeting independently both with the external auditor for EDC, and with EDC’s internal auditor, and receiving reports that provide assurances regarding management’s internal controls, including, for the first time in 2006, an overall opinion of Internal Audit & Evaluation. These processes enabled the Board to maintain its confidence in the integrity of information produced by EDC.
     The Board also continued to support EDC’s corporate information technology strategy through a previously implemented governance structure. The Audit Committee continued to receive regular reports on the status of major current and projected information technology projects and to play an approval role in investment in technology initiatives at EDC.
Public policy objectives and legislated mandate
The Board’s efforts are consistently geared to further developing ways in which EDC can meet its public policy objectives. A changing global marketplace has required EDC to use both traditional support by way of loans and insurance, and innovative structures and products. Internally, all such innovations are rigourously reviewed to ensure compliance with legislation, and to provide assurance to the Board that they are within the powers of EDC.
     Internally, EDC will undertake an extensive examination of its public policy objectives, its mandate and the challenges to be met, leading to the statutorily required mandate review in 2008. The Board will be requested to provide strategic vision and guidance to EDC during this process.
EDC Annual Report 2006     43

Corporate Governance
Effective communication with stakeholders
Communications activities:
A Crown corporation’s corporate plan remains the primary vehicle by which the board of directors and the shareholder can assess decisions and evaluate performance, and EDC’s Board remained current with communications with the government regarding the Corporate Plan.
     Given the impact to EDC of access to information legislation, with the support of the Board, senior management took the opportunity throughout the year to present EDC’s concerns and suggest alternatives to government officials and at parliamentary hearings. EDC management provided input in the development of guiding principles for public appointments, with the support of the Nominating and Corporate Governance Committee.
     Planning is underway for EDC’s first annual public meeting to be held during 2007. This initiative, which was recommended in the Treasury Board report on Crown corporation governance, will provide an additional mode of communication with non-governmental stakeholders.
Reporting:
The range of reports issued by EDC provides the Board with comfort that all significant issues confronting the corporation are fully and adequately communicated. In addition to EDC’s annual report which includes the main scorecard of performance against issues addressed in the corporate plan, EDC issues an annual report on corporate social responsibility. It uses its website effectively for reporting and outreach, for example posting relevant policies, summaries of the proceedings of the Advisory Council on Corporate Social Responsibility, speeches and presentations, and information and reports on audits conducted by the Office of the Auditor General of Canada.
Relationships with management
Working relationship:
EDC’s Board prides itself on having an effective working relationship with management, as confirmed in the 2006 Board governance survey. EDC’s executives attend Board and committee meetings, as do other EDC personnel when appropriate, and discussions with management are open and frank, leading to a description of the relationship in the survey as one of “mutual confidence”.
Appropriate allocation of responsibilities:
During 2006, the Board made a number of structural changes to ensure a proper balance of roles. The amended corporate By-law as well as the amended risk and capital policies clearly delineate appropriate roles and responsibilities allocated respectively to management, committees and the Board. Committee membership was revamped, two committees were merged, and meeting times arranged so that all Board members could take part in meetings of the Business Development Committee, with this committee being given a more strategic role. As a result of these changes, review at a policy level is now largely addressed at the committee level, leaving the Board adequate time for consideration of strategic issues, while management is more clearly mandated to address operational matters.
Accountability of President:
Corporate objectives are established by the Board in consultation with the President, derived from and reflecting the major elements of the Corporate Plan. Annual performance objectives for the President approved by the Human Resources Committee are linked to achievement of these corporate objectives.
Board functioning and independence
Independence of roles:
At EDC, all Board members other than the CEO (President) are independent of management, and the roles of the Chair and CEO are separate.
     A portion of each Board and committee meeting is reserved for in camera discussions. The Audit Committee holds two private meetings: one with representatives of the Office of the Auditor General and another with only EDC’s vice president responsible for internal audit and evaluation.
Board committees’ mandate and activities:
Board committees operate under terms of reference that are reviewed regularly and updated as required to enable the committees to fulfill certain Board functions. For example, in 2006, on the recommendation of the Nominating and Corporate Governance Committee, the Risk Management and Audit Committees were given new roles based on the new Capital Adequacy Policy. Similarly, responsibilities related to pension matters were streamlined to reflect a policy role for the Human Resources Committee, with management primarily responsible for operational pension matters. Committee mandates, their major focuses in 2006, and director attendance are summarized as follows:
44     Anticipating the Needs of a Trading Nation

Corporate Governance
All Audit Committee members are independent of EDC Management. This committee assists the Board in fulfilling its responsibilities relating to a variety of financial matters, as well as issues regarding business ethics and environmental review and monitoring the compliance program. In 2006, new responsibilities related to the pension plan audit, to the declaration of dividends and to the auditor’s engagement letter were added, and some responsibilities for monitoring compliance with the environmental review directive were transferred to the Risk Management Committee. The Audit Committee focused, among other matters, on:
•	approval and ongoing monitoring of important capital and administrative expenditures;

•	implications for EDC of new accounting standards;

•	accounting treatment related to aerospace restructurings;

•	approval of travel and hospitality expenses of key personnel;

•	maintenance and management of repossessed or returned aircraft collateral; and

•	financial implications of EDC’s role in the softwood lumber deposit refund mechanism.
The committee, chaired by B. G. Heffernan, held five meetings.
The Business Development Committee assists the Board by providing policy direction to enhance EDC’s ability to meet the ever-evolving needs of Canadian exporters and investors. The committee is responsible for annually reviewing the impact of business facilitated by EDC on Canada’s economy. Reflecting a reorientation to a more strategic role, focuses of the Business Development Committee in 2006 included reviews of:
•	the Corporate Plan, both early-stage and throughout development;

•	various new product initiatives;

•	a framework guiding EDC representation in foreign countries;

•	the conclusion of the re-alignment and integration of EDC’s business teams to better serve customers;

•	the proposed international business development strategy, as well as business development strategies for particular sectors; and

•	preparatory work for the 2008 legislative review.
The committee held six meetings. M. Zwarts chairs the committee, succeeding R. Setlakwe.
The Executive Committee has the authority to exercise many of the Board’s powers and handles urgent matters that may arise between Board meetings. This year the Executive Committee held seven meetings to consider transactions and personnel matters, and to receive updates on the activities in key portfolios. P. Gobeil, the Chair of the Board, also chairs the Executive Committee.
The Human Resources Committee assists the Board in connection with human resources strategic planning, succession planning, compensation, and assessment of the CEO’s performance. The committee assumed additional responsibilities for the pension plan for EDC employees, including ensuring proper administration and funding of the component plans in accordance with applicable legislation, and input into plan design changes. Areas of focus included:
•	reviewing corporate succession plans;

•	approving and/or recommending a number of senior appointments;

•	approving EDC’s compensation plan and corporate incentive program;

•	receiving the annual update on the Corporation’s official languages program;

•	approving refinements to certain benefits programs;

•	reviewing the performance of the pension plans and investment managers; and

•	monitoring compliance of the pension plans, including overseeing an annual review of investment policies.
The committee, chaired by J. B. Boudreau, held seven meetings. In addition, the former Pension Committee held one meeting before it was dissolved, and its mandate was transferred to the Human Resources Committee.
The Nominating and Corporate Governance Committee is responsible for matters relating to EDC’s corporate governance regime. It has input into selection criteria for the appointment of directors, the President and the Chair, as well as training, performance assessment, and committee composition. Focuses in 2006 included:
•	the search for and recommendation of a candidate for the position of President;

•	reviews and proposals for change to membership and mandates of committee;

•	ongoing monitoring of government governance measures under the Federal Accountability Act and arising from the Treasury Board governance review;

•	overseeing the 2006 Board governance survey;

•	consideration of candidates for appointment as directors.
The committee, chaired by P. Gobeil, Chairperson of the Board, held eight meetings.
EDC Annual Report 2006     45

Corporate Governance
The Risk Management Committee assists the Board in overseeing the management of credit, market and other enterprise risks, including establishing and updating an effective regime governing authorizations required by EDC to undertake its business activities. In 2006, new responsibilities for monitoring compliance with the environmental review directive, for matters relating to the Capital Adequacy Policy, and for reviewing all transactions and exceptions which require Board approval were added. Areas of focus included:
•	reviewing and recommending creation of an asset-backed loan pool;

•	reviewing the status of various portfolio management activities and initiatives;

•	reviewing and recommending approval of Capital Adequacy Policy;

•	reviewing and recommending proposed amendments to the delegation of authority and to the Corporate By-law; and

•	reviewing and formulating recommendations with respect to various proposed transactions.
The committee, which is chaired by R. Fleming, held eight meetings.
CEO assessment and evaluation
In accordance with the mechanism contained in its mandate, the Human Resources Committee reviewed and approved 2006 performance objectives for the former President, reviewed and recommended to the Board an evaluation of his 2005 performance, and assisted the Board in formulating salary recommendations to the government.
Assessment of Director effectiveness and Board renewal
Assessment:
As it does every year, the Nominating and Corporate Governance Committee surveyed directors on governance issues, particularly those identified as key in government guidelines. The survey included directors’ assessments of themselves and of the Board and committees. Annual surveys are an important tool in determining the effectiveness of the Board in guiding a business strategy to provide continued support for Canadian exporters. They also provide a framework to develop a governance work plan for the coming year.
     The Chair of the Board also assesses individual directors’ effectiveness on an ongoing informal basis, and from time to time proposes changes to committee membership and structure to best utilize the skills and experience of Board members.
Board renewal
The President and the Chair, who are Governor in Council appointees, together with 13 other directors, make up EDC’s Board. Other director appointments are made by the Minister of International Trade with the approval of the Governor in Council. The maximum length of directors’ terms is planned, under changes to legislation, to increase to four years, with the possibility of re-appointment.
     Although no new members joined the Board during 2006, Board renewal remained a focus. As noted, membership on committees was restructured during the year, enhancing their functioning by aligning the expertise of directors to the needs of the committees. The Nominating and Corporate Governance Committee received reports on the establishment of a Public Appointments Commission, and preliminary work by its staff towards developing a code of practice for public appointments, including EDC management participation in related consultations.
     Consistent with principles enunciated by the government, the Nominating and Corporate Governance Committee and the Chair of the Board were involved in reviewing and presenting potential director candidates to the Board for consideration and recommendation. Based on Board recommendations in early 2007, two new directors were appointed to fill one vacancy and to replace a Board member whose term has expired, and the Board has made a recommendation to the government for a candidate to replace another Board member whose term has expired.
Director orientation and education
EDC’s orientation and continuing education programs are integral tools to help directors understand the environment within which EDC operates. The curriculum for the orientation program was endorsed by the Nominating and Corporate Governance Committee, and includes several days of presentations by EDC senior management on EDC’s operations and corporate policies. The program was not delivered in 2006 since no new directors were appointed but will be presented in 2007, as new directors are appointed.
     In addition to the initial orientation, directors are continually updated on operations and policies during regular Board and committee meetings. The continuing education process was enhanced in 2006 by the addition of information sessions on specific EDC programs and aspects of its operations. Four sessions, focusing on insurance products, were well-attended. In addition, members of certain committees were invited to briefings on matters to be considered at subsequent meetings in order to allow additional time for questions and reflection.
46     Anticipating the Needs of a Trading Nation

Corporate Governance
Director compensation
Directors’ remuneration is set by Order in Council supplemented by government guidelines. These guidelines provide that directors from the private sector including the Chair are paid an annual retainer as well as a per diem for travel and attendance at meetings and for other responsibilities as the Board determines:
•	Chair of the Board: retainer of $12,400 and per diem of $485.

•	Other Board members: retainer of $6,200 and per diem of $485.

•	Chairs of committees (other than the Executive Committee) and Vice-Chair of the Board: additional retainer of $2,000 per position.

•	Directors are also reimbursed for reasonable out-of-pocket expenses including travel, accommodation and meals while performing their duties.
     Private sector directors serve, on average, on 2.8 committees of the Board. There were eight Board meetings in 2006 and 40 committee meetings. The total remuneration paid to private sector directors including the Chair (annual retainers, pro-rated for the portion of the year each director was a member of or chaired a committee, plus per diems) was $239,496 compared to $237,531 in 2005. The total business travel, promotion and meeting expenses paid to members of the Board as well as meeting expenses for the Board and committees were $125,711 compared to $158,320 in 2005 (both figures being exclusive of the expenses of the President). The total expenses for business promotion, travel, and conference fees for EDC’s President (including those acting as President) was $66,238 compared to $60,160 in 2005.
Governance approach
The Board maintained an ongoing role in developing EDC’s approach to governance issues at the corporate level. The Board has authorized the Nominating and Corporate Governance Committee to develop a corporate governance working agenda, which it did based on input from the Board, including the corporate governance survey. Several committees and the Board itself were involved in reviewing and approving changes to many corporate-level governance policies and practices, including the corporate By-law and risk policy frameworks.
Promotion of ethical business culture
Code of Business Ethics and Code of Conduct:
A best practice by which the Board promotes a culture of ethical business conduct involves adherence to two written codes of conduct or ethics. EDC has both a Code of Business Ethics and a Code of Conduct applicable to all employees, including senior management. The Board oversees compliance with these Codes by receiving reports on training of and sign-off by all employees. The spirit of the Code of Business Ethics and certain relevant provisions of the Code of Conduct are applicable to members of the Board. An integral part of EDC’s ethics program is an annual confirmation by directors that they understand their obligations under the codes, and that they are in compliance.
Conflict of Interest and Insider Trading Procedures:
Board-specific procedures on conflict of interest and insider trading are in place, supplementing the Code of Conduct to help directors arrange their private affairs to comply with statutory and other legal standards and to maintain public confidence in the integrity, objectivity and impartiality of EDC and its directors. The annual confirmation by directors also relates to these procedures. Directors periodically provide updates to standing declarations of their interests.
Other Steps:
Directors annually receive full briefings reminding them of their ethical obligations. In late 2006, a new Conflict of Interest Act, certain provisions of which will be applicable to all directors of EDC, became law. In 2007, the Board will review its responsibilities under EDC’s codes and procedures to ensure consistency and compliance with the new legislation.
     Beyond its own responsibilities, the Board encourages social responsibility programs for the corporation. One member of the Board attends meetings of the Advisory Council on Corporate Social Responsibility. The Audit Committee receives regular reports from EDC’s compliance officer. A policy relating to employee disclosure of wrongdoing was developed and implemented with Board support.
EDC Annual Report 2006     47

Corporate Governance
Table of Directors’ Membership and Attendance at Meetings of the Board and of Board Committees in 2006

Nominating
	Audit	Business	Exec.	HR	& Corporate	Pension	Risk	Board
	(5)	Dev. (6)	(7)	(7)	Gov. (8)	(1)[1]	(8)	(8)
Boudreau	n/a	0/1	7/7	7/7	n/a	n/a	6/8	8/8
Fleming	5/5	6/6	6/7	n/a	n/a	n/a	8/8	7/8
Fonberg [2]	n/a	n/a	2/5	2/4	n/a	n/a	0/4	0/8
Fung	4/5	5/6	n/a	n/a	n/a	n/a	5/8	7/8
Gobeil [3]	n/a	5/5	7/7	7/7	8/8	1/1	1/1	8/8
Heffernan [4]	5/5	4/6	n/a	n/a	n/a	1/1	8/8	7/8
Lachapelle	5/5	n/a	n/a	n/a	n/a	n/a	7/8	7/8
Landry [5]	n/a	4/6	n/a	4/5	6/7	1/1	2/2	7/8
McArdle [6]	n/a	1/1	n/a	1/1	n/a	n/a	1/1	1/1
Setlakwe	n/a	6/6	n/a	7/7	8/8	n/a	n/a	8/8
Siegel [7]	n/a	2/2	2/2	2/2	n/a	n/a	2/2	2/2
So	n/a	n/a	n/a	7/7	8/8	n/a	n/a	7/8
Szel [8]	3/5	4/6	n/a	n/a	5/7	n/a	n/a	5/8
Unruh [9]	n/a	n/a	n/a	1/1	n/a	n/a	n/a	n/a
Wright [10]	n/a	2/2	3/3	3/3	n/a	n/a	3/3	2/2
Zwarts	5/5	5/5	n/a	n/a	8/8	1/1	n/a	8/8

[1]	The Pension Committee was merged with the HR Committee on March 7.

[2]	Mr. Fonberg ceased to be a member of the Board on August 22

[3]	Pursuant to EDC’s by-law, Mr. Gobeil as Chair was counted as a member when attending meetings of committees to which he was not officially appointed. In addition to being Chair, Mr. Gobeil also acted as President from August 10 to October 10.

[4]	Mr. Heffernan was appointed to the BD Committee on March 7.

[5]	Ms. Landry was appointed to the BD, HR and NCG Committees on March 7.

[6]	Mr. McArdle was authorized to act as President from October 10 to 30, and in such capacity served as a member of the Board

[7]	Mr. Siegel was authorized to act as President from June 12 to August 10 and from October 30 to December 31, and in such capacity served as a member of the Board.

[8]	Ms. Szel was appointed to the NCG Committee on March 7.

[9]	Mr. Unruh ceased to be a member of the Board on February 20.

[10]	Mr. Wright ceased to be President and CEO of EDC on June 12.
48     Anticipating the Needs of a Trading Nation

2006 Financial Review
2006 Financial Review

50	Management’s Discussion and Analysis	84	Consolidated Financial Statements

50	Operating Highlights	84	Consolidated Balance Sheet

59	Risk Management	85	Consolidated Statement of Income and Retained Earnings

80	Critical Accounting Policies and Estimates	86	Consolidated Statement of Cash Flows

82	Financial Reporting Responsibility	87	Notes to the Consolidated Financial Statements

83	Auditor’s Report	114	Ten-Year Review

		120	Glossary
EDC Annual Report 2006     49

Management’s Discussion and Analysis
Management’s Discussion and Analysis
Operating Highlights
We achieved record business volumes of $66.1 billion in 2006, an increase of 15% from 2005. Financing volumes also totaled a record $10 billion, nearly double last year’s figure of $5.1 billion. As a result, our loan portfolio grew from $17.4 billion to $19.6 billion. During 2006 we saw the economy continue to strengthen, there were further improvements in the credit environment and we made significant progress in restructuring arrangements in the airline sector. As a result of these factors, we continue to have significant releases of provisions.
Income Statement Discussion
Net Income
Net income in 2006 was $1,222 million, compared to $1,287 million reported in 2005. Key components affecting net income were:
Increase in Net Financing and Investment Income — Net financing and investment income increased by 8% and the net finance margin increased from 4.18% in 2005 to 4.90% in 2006. Although the loan portfolio grew, this growth did not occur until late in the year, and as a result, it did not significantly impact net financing and investment income in 2006. The increased income is primarily the result of higher debt relief income in 2006 and a reduction in impaired loans.
Reversal of Provisions — We reversed provisions for credit losses in 2006 of $376 million compared to a $513 million reversal in 2005. The $376 million included a $301 million reversal of loan related provisions and a $75 million reversal of provisions for insurance claims. Key components affecting the 2006 release of provisions were:
•	Improvements in the credit environment. During the past year, the credit environment has generally improved resulting in a release of loan related provisions of $403 million, including a release of $317 million related to our aerospace portfolio, most of which is the result of the airline restructurings.

•	Successful airline restructurings. During 2006, we worked closely with two bankrupt airline obligors, Northwest Airlines and Delta Airlines to negotiate restructuring arrangements that would be acceptable to all parties involved. In 2006 we finalized a restructuring agreement with Northwest and as a result of this agreement, Northwest was reinstated to performing status. By the end of 2006 restructuring negotiations with Delta Airlines had progressed to the point that we were able to make Delta performing and although its wholly-owned subsidiary Comair remained impaired at the end of 2006, positive information that became available subsequent to the end of the year resulted in a reduced specific allowance for Comair. The combined impact of these three events led to a release of provisions of $271 million. By the end of 2006, 32 aircraft had been returned to us. All these aircraft have either been redeployed on operating leases, have commitments in place to redeploy on operating leases, or have sales pending.

•	Increased loans portfolio. The record financing volumes that we experienced in 2006 significantly increased gross loans receivable and loan commitments at the end of the year. This increased exposure generated additional provisioning requirements of $153 million.

•	Refinements in actuarial methodology for allowance for claims on insurance. During 2006, we undertook a review of our methodology for the actuarial valuation of insurance policy and claim liabilities. The review resulted in a number of refinements to our actuarial valuation approach which in combination with the annual updating of parameters, led to a reduction in the allowance for claims on insurance of $82 million.
Administrative Expenses — Administrative expenses were $203 million in 2006, an increase of $21 million over the 2005 level of $182 million. Higher pension plan costs due to a decrease in the discount rate used to value the pension obligations accounted for $10 million of this increase. Excluding the impact of the pension plan costs, administrative expenses increased by only 6% over 2005 despite a 15% increase in business volume and a significant corporate restructuring that took place in 2006. Administrative expenses also came in 4% below plan in spite of volumes exceeding plan by 11% due to management’s focus on cost containment and reduction.
The following table outlines net income and return on shareholder’s equity over the last five years:

($ in millions)	2006	2005	2004	2003	2002

Net income	1,222	1,287	1,242	158	122
Shareholder’s equity	5,986	4,764	3,477	2,235	2,077

Return (%) on shareholder’s equity	20.4%	27.0%	35.7%	7.1%	5.9%

50     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Net Financing and Investment Income
Gross loans receivable totaled $19,639 million at the end of the year, an increase of $2,289 million from 2005. To support the growing loan asset portfolio, EDC’s debt portfolio also grew year over year, increasing $1,537 million to $14,961 million at the end of 2006. Additionally, our investment portfolio increased to $3,113 million at the end of 2006 to ensure adequate liquidity to meet our cash flow requirements for the first six months of 2007.
While year over year balances increased, the average balances of each of these portfolios declined from 2005. The increase in gross loans receivable took place later in the year and consequently did not lead to an increase in the 2006 average gross loans receivable balance. In addition, the increase in the debt balances also took place towards the end of 2006, which reduced its impact on the average debt balance. The average balance of the investment portfolio was elevated in 2005 due to lower than anticipated liquidity requirements and an unprecedented level of loan prepayments throughout the year. This excess liquidity was utilized during 2006 to fund loan disbursements resulting in a lower average investment balance for 2006. Our investment portfolio was increased in the latter part of the year in anticipation of cash flow requirements for 2007 resulting from the high level of financing volume in late 2006.
The calculation of yields in the following sections is based on average portfolio balances.
Net Finance Margin
The net finance margin represents net financing and investment income expressed as a percentage of average performing assets. Net financing and investment income represents loan, leasing and investment portfolio revenues net of interest expense and leasing and financing related expenses. Our net finance margin increased from 4.18% in 2005 to 4.90% in 2006.
The following table provides a breakdown of the items that contributed to the change in the net finance margin compared to 2005:

Basis points	2006

Increased loan interest yield	94
Increased investment yield	5
Increased lease revenue	2
Increased cost of funds	(93)
Increase in leasing and financing related expenses	(10)

Decrease related to income earning assets	(2)
Increase in debt relief income	108
Decrease in income related to sovereign loan prepayments	(58)
Increased income on loans reinstated to performing	24

Net increase in net finance margin	72 bp

Net Finance Margin
Loan interest revenue increased in 2006 as a result of higher interest rates and the reinstatement of loans to performing status, causing the net finance margin to increase by 94 basis points. An increase in the yield on investments resulted in a five basis point increase in the net finance margin. By the end of 2006, 14 returned aircraft had been redeployed on operating leases and the revenue from these leases further increased the net finance margin by two basis points. Offsetting these factors was an increase in funding costs as a result of increased market rates which reduced the net finance margin by 93 basis points. Leasing and financing related expenses also caused the net finance margin to decrease by an additional 10 basis points.
EDC Annual Report 2006     51

Management’s Discussion and Analysis
During 2006 debt relief related to Cameroon, Serbia and Montenegro, Congo and Democratic Republic of the Congo was received. Income recognized pertaining to these receipts contributed an additional 108 basis points to the net finance margin. In addition, the net finance margin increased by another 24 basis points due to income from loans reinstated to performing status. These increases were partially offset by a 58 basis point decrease to the margin as a result of a reduction in sovereign loan prepayments compared to 2005. In 2005 there was an unprecedented level of sovereign loan prepayments which resulted in the recognition of $94 million of non-accrued capitalized interest in that year. In addition to increasing the 2005 income, the impact of these prepayments also reduced the regular amortization of the non-accrued capitalized interest for 2006.

($ in millions)	2006	2005	2004	2003	2002

Average gross loans receivable	18,103	18,820	20,716	23,493	24,790
Average leasing assets	223	—	—	—	—
Average investment portfolio balance	2,827	3,980	3,104	2,669	2,759
Less: average impaired loans	2,498	2,531	1,747	2,031	1,914

Total average income earning assets	18,655	20,269	22,073	24,131	25,635

Financing and investment revenue:
Loans	1,174	1,155	1,148	1,249	1,400
Debt relief	261	64	43	56	96
Operating lease	4	—	—	—	—
Investment portfolio	123	123	63	60	69

Total financing and investment revenue	1,562	1,342	1,254	1,365	1,565
Interest expense	628	494	345	404	583
Leasing and financing related expenses	19	—	—	—	—

Net financing and investment income	$915	$848	$909	$961	$982

Net finance margin	4.90%	4.18%	4.12%	3.98%	3.83%

Loan Revenue
The following table analyzes loan revenue as a percentage of the average performing loans receivable:

($ in millions)	2006	2005	2004	2003	2002

Gross loans receivable :
Average performing fixed rate	7,714	9,028	10,298	11,110	11,969
Average performing floating rate	7,891	7,261	8,671	10,352	10,907

Average performing gross loans receivable	15,605	16,289	18,969	21,462	22,876

Loan revenue:
Performing fixed rate interest	501	566	678	757	837
Performing floating rate interest	498	327	273	320	401
Other loan revenue	175	262	197	172	162

Loan revenue	1,174	1,155	1,148	1,249	1,400
Debt relief in come	261	64	43	56	96

Loan revenue (including debt relief)	$1,435	$1,219	$1,191	$1,305	$1,496

Yields — performing loans
Performing fixed rate coupon	6.50%	6.27%	6.58%	6.81%	6.99%
Performing floating rate coupon	6.31%	4.50%	3.15%	3.09%	3.68%
Total loan yield	9.20%	7.48%	6.28%	6.08%	6.54%

The overall average performing loans receivable balance declined by 4% from $16,289 million in 2005 to $15,605 million in 2006. This decline is mainly due to the impact of foreign exchange translation resulting from a stronger Canadian dollar during most of 2006. The disbursements generated from our large volume of loan signings in 2006 occurred in the latter part of the year and did not result in an increased average balance over 2005.
52     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Components of the change in loan revenue from 2005

($ in millions)	2006

Revenue from increased yield	136
Increased interest revenue from loans reinstated to performing status	25
Foreign exchange impact on loan revenue	(61)

100
Increase in debt relief income	197
Decrease in amortization of non-accrued capitalized interest due to sovereign prepayments	(121)
Income on loans reinstated to performing	40

Net change in loan revenue	$216

The $216 million increase in loan revenue was a result of several offsetting factors. Higher interest rates, primarily associated with our floating rate portfolio resulted in a $136 million increase in loan revenue. Increased interest revenue recognized as a result of the reinstatement of impaired loans to performing status accounted for an additional $25 million in loan revenue. The positive impact of these items was partially offset by the impact of a stronger Canadian dollar throughout most of 2006, which accounted for a reduction in loan revenue of $61 million.
Debt relief income increased by $197 million in 2006 as a result of debt relief payments received for Cameroon, Serbia and Montenegro, Congo and the Democratic Republic of the Congo. Impaired income increased by $40 million mainly resulting from payments received on impaired loans that were subsequently made performing. These increases in loan revenue were partially offset by a $121 million reduction in the recognition of income from the amortization of non-accrued capitalized interest as a result of the sovereign loan prepayments in 2005.
Performing fixed rate loans receivable averaged $7,714 million in 2006, down from $9,028 million in 2005. Loan repayments exceeding disbursements, partially offset by the reinstatement of impaired loans to performing status contributed to a $757 million reduction in the fixed rate average balance, while foreign exchange translation accounted for an additional $557 million decrease. The average coupon yield increased in 2006 to 6.50% (2005 — 6.27%), earning interest of $501 million (2005 — $566 million). The coupon on performing fixed rate loans receivable increased over last year as older loans earning lower interest rates were repaid and replaced by current loan disbursements carrying slightly higher interest rates. Disbursements during the year yielded 7.00% while existing loans repaid carried a yield of 6.51%. New fixed rate loans signed in 2006 yielded 6.58% as compared to 5.13% in 2005. These increased yields reflect the higher proportion of non-investment grade fixed rate loans signed, as well as higher interest rates during 2006.
Performing floating rate loans receivable averaged $7,891 million in 2006, an increase from $7,261 million in 2005. Net disbursements and the reinstatement of impaired loans to performing status contributed to a $1,050 million increase in the floating rate average balance, while foreign exchange translation accounted for a $420 million reduction. The floating rate portfolio earned higher interest revenue in 2006 versus 2005 ($498 million versus $327 million). This was a result of the increase in the average coupon rate from 4.50% in 2005 to 6.31% in 2006. Increases in LIBOR on the floating rate loans contributed to the overall increase in the average coupon rate. The six month moving average US dollar LIBOR was 5.08% in 2006, an increase of 174 basis points from the 2005 average. Disbursements on floating rate loans yielded 1.21% over LIBOR while repayments carried a yield of 1.76% over LIBOR. New floating rate loans signed in 2006 yielded 1.22% over LIBOR compared with 1.64% in 2005. These reduced spreads reflect a higher proportion of investment grade loans signed during 2006 versus 2005.
Loan Revenue
Loan Interest Yield
EDC Annual Report 2006     53

Management’s Discussion and Analysis
Lease Revenue
Operating lease revenue for the year was $4 million (2005 — nil). At the end of December 2006, we had 28 aircraft recorded as equipment available for lease (2005 — 14 aircraft). Of these aircraft, 14 were deployed under operating leases at the end of December 2006 (2005 — nil). The remaining 14 aircraft are expected to be leased in the first quarter of 2007.
Leasing and financing related expenses for 2006 totaled $19 million (2005 — nil). The costs related to returned aircraft include depreciation, maintenance and technical costs, insurance, amortization of lease setup costs, and management fees. Other financing related expenses include contingent insurance on EDC’s entire portfolio of financed aircraft. The increase in expenses from 2005 was due to the fact that aircraft were not returned to EDC until late in the fourth quarter of 2005, and as a result, the majority of the depreciation, maintenance and insurance costs were incurred in 2006.
Investment Portfolio Revenue
We maintain an investment portfolio to support our liquidity requirements. Our liquidity policy requires that we maintain, at a minimum, enough liquidity to satisfy six months of anticipated cash flows. We typically carry a buffer of up to 15% for any unanticipated requirements.
Our investment portfolio revenue consists of income earned on marketable securities, investments and government treasury bills. Investment portfolio revenue was $123 million in 2006, representing no change from 2005.
The average investment balances decreased from $3,980 million in 2005 to $2,827 million in 2006, while investment yields increased from 3.08% in 2005 to 4.33% in 2006. The increase in yields reflects higher average US and Canadian interest rates during 2006. The decline in average balances and the strengthening of the Canadian dollar throughout most of 2006 offset any increase in revenue that would have been expected due to the higher rates.
In 2005 the average investment balances were elevated because of lower than anticipated loan disbursements and an unprecedented level of loan prepayments. In 2006, the average portfolio balances declined due to the liquidation of the excess investments to fund loan disbursements. By the end of 2006 the investment balance was increased to $3,113 million to ensure adequate liquidity for the anticipated cash flows in the first six months of 2007.
Components of the change in investment portfolio revenue from 2005

($ in millions)	2006

Yield increases	35
Volume decreases	(30)
Foreign exchange impact on investment portfolio revenue	(5)

Net change in investment portfolio revenue	$—

Interest Expense
Interest expense totaled $628 million in 2006, an increase of $134 million from 2005. This change is largely a result of an increase in the general level of interest rates partially offset by the stronger Canadian dollar throughout most of 2006 and a decrease in average debt balances.
Average cost of funds increased from 3.44% in 2005 to 5.04% in 2006. This increase reflects the higher levels of interest rates both in Canada and the United States in 2006 relative to 2005.
The strengthening of the Canadian dollar throughout most of 2006 decreased interest expense on foreign currency denominated debt by $51 million.
Our average debt balance for 2006 was $12,464 million (2005 — $14,367 million) resulting in a decrease to interest expense of $31 million.While average debt balances declined during the year, total debt increased to $14,961 million at the end of 2006 (2005 — $13,424 million). The proceeds from the increased issuance of debt were used to fund the increase in loan disbursements in the latter part of 2006.
Investment Portfolio Revenue
Interest Expense
54     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Components of the change in interest expense from 2005

($ in millions)	2006

Increase in cost of funds	216
Foreign exchange impact on interest expense	(51)
Volume change impact on interest expense	(31)

Net change in interest expense	$134

Floating rate debt averaged $10,352 million in 2006 (2005 — $11,961 million). The increase in the general level of interest rates had a significant impact on the floating rate debt portfolio with the average cost of funds increasing from 3.10% in 2005 to 5.03% in 2006, resulting in interest expense of $520 million in 2006 (2005 — $371 million). The stronger Canadian dollar during most of 2006 resulted in a $901 million decrease in the average balance. The remaining $708 million decline is due to lower borrowing requirements during the first part of 2006.
Fixed rate debt averaged $2,112 million for the year (2005 — $2,406 million) at an average cost of 5.04% (2005 — 5.06%), resulting in interest expense of $107 million (2005 — $122 million). Reduced borrowing requirements during the first part of 2006 accounted for $149 million of the decrease in the average fixed rate debt balance. The remaining $145 million of the decrease is the result of foreign exchange translation.
Total interest expense includes other costs of $1 million (2005 — $1 million).
Insurance Premiums and Guarantee Fees
The following table analyzes the average premium rate for insurance premiums and guarantee fees:

($ in millions)	2006		2005
	$	%	$	%

Short-term insurance program:
Short-term volume net of reinsurance	44,277		46,719
Premiums and fees earned	101		110

Average short-term premium rate		0.23		0.24

Medium-term insurance program:
Medium-term insurance average exposure	8,010		6,247
Premiums and fees earned	46		37

Average medium-term premium rate		0.57		0.59

Loan guarantees:
Loan guarantees average exposure	2,516		2,758
Loan guarantee fees earned	12		9

Average loan guarantee fee rate		0.48		0.33

While the insurance portfolio experienced growth in 2006, the impact of this growth in volumes was offset by the strengthening of the Canadian dollar throughout most of the year. Short-term volume net of reinsurance was reduced by approximately $2,049 million from 2005 and the average exposure for the medium-term insurance program decreased by approximately $410 million from 2005 due to the impact of foreign exchange.
Short-term insurance premium revenue decreased by $9 million over 2005 which can be attributed to a decline in revenue on the St. Paul Guarantee Insurance Company (SPG) reinsured domestic policies. In 2005, La Compagnie Française d’Assurance pour le Commerce Extérieur SA (Coface) began covering domestic receivables while we cover export receivables under a joint policy which we administer. As a result of the Coface agreement, the reinsurance assumed through the SPG bridging agreement has decreased substantially in 2006 and will end in 2007, as policies with domestic cover are migrated to joint Coface/EDC policies on their anniversary date. The short-term volume net of reinsurance decreased by $2,442 million in 2006 mainly due to the impact of foreign exchange and the decline in the St. Paul Guarantee reinsured business.
Medium-term insurance premium revenue for the year totaled $46 million, an increase of 24% over 2005. The average exposure in the medium-term insurance programs increased by $1,763 million or 28% over 2005 results, primarily due to increases in exposure in the performance security, specific transaction, and political risk insurance programs.
While the average balance of loan guarantees decreased in 2006, loan guarantee fees earned increased. Revenue is higher when the lender disburses on a guaranteed loan, versus when the guarantee covers a committed but undisbursed amount. At the end of 2006, the disbursed portion of loan guarantees was $2,442 million, an increase of 66% over the 2005 level of $1,470 million.
EDC Annual Report 2006     55

Management’s Discussion and Analysis
Other Income
The following table breaks down the components of other income:

($ in millions)	2006	2005

Realized gain on the sale of financing assets	10	—
Foreign exchange translation gain	5	7
Unrealized gain (loss) on marketable securities	3	(5)
Post-maturity interest gains on claims recoveries	1	2
Realized loss on the sale of marketable securities	(10)	(4)

Total other income	$9	$—

Shares previously received as part of a restructuring agreement subsequently increased in value and were sold in 2006, resulting in a net gain of $10 million.
Our liquidity policy exists to enhance the ability to meet liquidity demands in US dollars in the event of unexpected disruptions in the capital markets. The sale of marketable securities in 2006 included a realized loss of $10 million (2005 — $4 million), which was done in order to re-balance the portfolio to the benchmark index. Rebalancing the portfolio requires the sale of securities that could result in a gain or loss. Given the rise in yields since the inception of the liquidity investment portfolio, most of the portfolio’s securities are below par value and sales have been required to minimize the duration risk (interest rate risk) of the portfolio relative to the benchmark index.
Post-maturity interest gains on claims recoveries are defined as the penalty rate of interest charged in the event of default in payments under the terms of the insurance agreement and are recognized when we have recovered the entire principal amount of a claim.
Provision for (Reversal of) Credit Losses
     The following table provides a breakdown of the provision for (reversal of) credit losses over the last five years:

($ in millions)	2006	2005	2004	2003	2002

Provision for (reversal of) credit losses pertaining to:
Loans	(338)	(471)	(361)	471	930
Loan commitments	23	(34)	10	84	(231)
Loan guarantees	14	(49)	39	89	26

Total loan related provisions (reversal of)	(301)	(554)	(312)	644	725
Insurance provision (reversal of)	(75)	41	98	140	115

Total provision for (reversal of) credit losses	$(376)	$(513)	$(214)	$784	$840

During the past year, the credit environment has improved, which contributed to a net reversal of loan related provisions of $301 million (2005 — $554 million provision reversal). The successful restructuring agreement finalized with Northwest Airlines, the increasingly positive outlook regarding the Delta/Comair restructuring as well as improved credit ratings for other obligors primarily in the aerospace and telecommunications sectors have all contributed to the release of provisions in 2006. The increase in the loan portfolio exposure in 2006 generated additional provisioning requirements which were offset by the impact of the improved credit environment.
During the year, there was a $75 million reversal (2005 — $41 million charge) to the income statement for the provision for insurance claims mainly due to the refinements in the approach to the actuarial review of the portfolio as well as increased reinsurance for political risk insurance. We review the allowance calculation regularly to ensure it is aligned with standard actuarial practices in the insurance industry. The 2006 refinements are more fully discussed in the allowance for claims on insurance section. Partially offsetting the impact of the above was a $37 million charge due to the write-off of recoverable claims in 2006 (2005 — $20 million).
56     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Administrative Expenses
Net administrative expenses for 2006 totaled $203 million, an increase of $21 million from the prior year. The increase is primarily the result of a 12% increase in human resources costs. Human resources costs increased by $15 million over 2005, of which, $10 million related to higher pension plan costs resulting from a decrease in the discount rate used to value the pension obligations. The remainder of the increase in human resources costs was primarily due to increased headcount in 2006. Excluding the impact of the pension plan costs, administrative expenses increased by only 6% despite a 15% increase in business volume over 2005.
Expressed as a percentage of net revenue excluding debt relief (gross efficiency ratio), administrative expenses increased to 25.9% in 2006 from 20.5% in 2005. The gross efficiency ratio (GER) measures our operational efficiency as investments in people and technology are required to keep pace with the growth and complexity of the business. Net revenues have steadily decreased since 2003, in part due to the strengthening of the Canadian dollar. Net revenues are predominantly comprised of US dollars, while administrative expenses are in Canadian dollars, which as the Canadian dollar strengthens, leads to a negative impact on the GER.
Administrative Expenses
Corporate Plan Discussion
Comparison with 2006 Plan
Total export business volume for 2006 was $66.1 billion, an increase of 11% over the 2006 Corporate Plan volume of $59.6 billion. The Corporate Plan assumed an average US dollar exchange rate of 1.20 for the year, while the actual average exchange rate was 1.13. Had the US dollar remained at 1.20 during 2006, the actual reported business volume would have been approximately $69.0 billion, as more than 73% of our business volume is denominated in US dollars.
Financing volumes reached a record $10.0 billion in 2006, a 59% increase over the Corporate Plan volume of $6.3 billion. This significant increase in business is the result of the signing of a few very large transactions in 2006 and the reorganization of our business structure to expand our customer base. Contract insurance and bonding and political risk volumes exceeded plan by 45% and 20%.
Financing and leasing assets and loans payable were lower than Corporate Plan mainly due to a stronger Canadian dollar at the end of 2006 than anticipated in the Corporate Plan.
Net income of $1,222 million in 2006 was $330 million higher than the 2006 Corporate Plan amount of $892 million. Of this variance, $203 million is due to higher debt relief income and $192 million is due to a larger than planned release of provisions. These increases were partially offset by a reduction in loan revenue of $52 million, as the plan assumed that both the Northwest and Delta restructurings would be completed in 2006 and that Northwest, Delta and its wholly-owned subsidiary Comair would all be returned to performing status by the end of the year.
In addition, a reduction to net income of $47 million is due to the unrealized fair value adjustment. Medium-term Canadian dollar interest rates were higher at the end of 2006 than anticipated in the plan which generated an unrealized fair value loss of $34 million instead of the $13 million gain projected by the plan.
Administrative expenses of $203 million in 2006 were $9 million lower than the Corporate Plan figure of $212 million as management worked diligently to keep administrative expenses lower than plan during 2006. The gross efficiency ratio was 25.9%, which was lower than the Corporate Plan of 26.3% due to lower administrative expenses, partially offset by lower net revenues.
2007 Corporate Plan
Our Corporate Plan for 2007 projects export business volume of $66.2 billion, consistent with the 2006 volume of $66.1 billion. Projected increases in short-term export insurance volumes are partially offset by lower financing and contract insurance and bonding volumes. Domestic insurance volumes are projected to decline in 2007 as this insurance business has been transferred to our new domestic partner, Coface.
Financing and leasing assets and loans payable balances are expected to increase from the 2006 actuals by $2,523 million and $2,130 million. This is mainly due to a projection of higher disbursements than repayments and an expected weaker Canadian dollar in 2007.
Net income for 2007 is planned at $474 million, a reduction of $748 million from 2006. The decrease in net income is mainly due to an expected increased requirement for provisions in 2007, lower debt relief income and higher interest expense. This is partially offset by higher expected loan revenue due to a projected increase in net disbursements and the reinstatement of impaired loans to performing status in 2007.
Administrative expenses are expected to increase by $23 million. An expected increase in human resources costs of $14 million represents the largest increase, of which $9 million relates to compensation and $3 million is due to an increase in pension costs. In addition, continued focus on the customer will require increased activity domestically as well as in foreign representations, resulting in increased travel, sales support and training. Technology costs in support of corporate systems are also expected to increase in 2007.
The 2007 Corporate Plan forecast for the gross efficiency ratio is 25.0%, an improvement of .9% over 2006.
EDC Annual Report 2006     57

Management’s Discussion and Analysis

	2007	2006	2006
	Corporate Plan	Actual Results	Corporate Plan

Volume
($ in billions)
Financing	8.2	10.0	6.3
Contract insurance and bonding	7.5	8.4	5.8
Political risk insurance	5.0	4.8	4.0
Short-term insurance*	45.5	42.9	43.5

Total export volume	66.2	66.1	59.6
Domestic insurance	—	2.4	2.2

Total business volume	$66.2	$68.5	$61.8

Balance Sheet
($ in millions)
Assets
Financing and leasing assets	21,337	18,814	19,241
Allowance for losses on loans	(1,515)	(1,674)	(1,123)
Risk mitigation insurer’s share of loan allowance	107	61	—
Equipment available for lease	352	233	234

	20,281	17,434	18,352
Cash and marketable securities	2,690	3,298	3,300
Investments	29	38	70
Accrued interest and other assets	334	490	480
Derivative related amounts	1,534	1,498	1,785
Reinsurers’ share of allowance for claims	75	67	59

Total Assets	$24,943	$22,825	$24,046

Liabilities and Shareholder’s Equity
Loans payable	17,091	14,961	16,715
Accrued interest and other liabilities	255	508	302
Allowance for loan commitments and guarantees	474	394	610
Allowance for claims on insurance	631	446	618
Derivative related amounts	218	530	298

Total Liabilities	18,669	16,839	18,543

Share capital	983	983	983
Accumulated other comprehensive income	1	—	—
Retained earnings	5,290	5,003	4,520

Shareholder’s Equity	6,274	5,986	5,503

Total Liabilities and Shareholder’s Equity	$24,943	$22,825	$24,046

Statement of Income
($ in millions)
Finance and investment revenue
Finance revenue	1,391	1,174	1,226
Operating lease revenue	38	4	—
Debt relief	4	261	58
Investment portfolio revenue	116	123	119

Total finance and investment revenue	1,549	1,562	1,403
Interest expense	729	628	637
Leasing and financing related expenses	50	19	16

Net finance and investment income	770	915	750
Insurance premiums and guarantee fees	173	159	151
Other income	—	9	6
Provision for (reversal of) credit losses	243	(3 76)	(1 84)

Income after provision for (reversal of) credit losses	700	1,459	1,091
Administrative expenses	226	203	212

Income before unrealized fair value adjustment	474	1,256	879
Unrealized fair value adjustment	—	(34)	13

Net income	$474	$1,222	$892
Unrealized gains on available for sale assets	1	—	—

Comprehensive income	$475	$1,222	$892

*	excludes domestic insurance
58     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Risk Management
Enterprise Risk Management Process
Overview
We strive to ensure that on a self-sustaining basis we have sufficient financial capacity at all times to support the ongoing fulfillment of our mandate and respond to the evolving needs of Canadian exporters and investors.
Our risk management practices are guided by an Enterprise Risk Management Framework that provides a comprehensive view of the key risks we face and tools to measure, monitor and manage these risks. At the corporate level, we produce a risk map through a management survey to provide guidance in the management of risks that may impact us in the achievement of our business objectives.
Under the Enterprise Risk Management Framework, key risks are identified and managed under three risk pillars: credit, market and operational. The management of these risks is accomplished through our governance structure, policies and internal controls.
Risk Governance
EDC Annual Report 2006     59

Management’s Discussion and Analysis
While the ongoing responsibilities for risk management are shared throughout the Corporation, they are clearly articulated with explicit accountability. Our Board maintains overall responsibility for approval of risk management policies including the policies inherent in the Credit Risk Management Framework and the Market Risk Management Framework. Our Board of Directors maintains oversight responsibilities for the management of our credit, market and other enterprise risks, as well as oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility. The Risk Management Committee of the Board assists the Board in fulfilling its oversight responsibilities. The Board maintains overall responsibility for approval of our Code of Business Ethics and Code of Conduct and the Environmental Review Directive and also receives updates on internal and external audit work processes. The Audit Committee of the Board assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.
The Executive Management Team has primary responsibility for the management of the Corporation’s risks, standards of integrity and behaviour, financial reporting, and internal control systems. The Executive Management Team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place, and through independent validation by audit. The key Management Committees involved in the management of risk at EDC are highlighted below:
Management Risk Management Committee — provides an independent endorsement as to the acceptability of credit commitments and acts as the authority for recommending risk policies to the Board for approval, and establishing internal risk management policies and procedures.
Asset Liability Management Committee — acts as authority for recommending Market Risk Management policies to the Board for approval, and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk.
Risk Transfer Committee — acts as authority to endorse recommendations for secondary risk transfer activities.
Mandate Committee — provides guidance on mandate and regulatory issues.
While all areas of EDC have some responsibility for risk management, three areas have primary responsibility: the Risk Management Office, Corporate Finance and Control, and Internal Audit and Evaluation, as further discussed in the Operational Risk section.
Credit Risk
Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.
Our foundation of credit risk management is the Credit Risk Management Framework which outlines our policies on (i) credit granting, (ii) concentration limits, (iii) risk rating, (iv) exposure measurement, (v) asset backed loans, (vi) monitoring and review, (vii) portfolio management and risk transfer, and (viii) management and Board reporting. This framework is reviewed periodically by the Management Risk Management Committee and the Board Risk Management Committee and requires periodic Board re-approval of the policies contained therein. In addition, the Market Risk Management Framework outlines our management of credit risk related to treasury counterparties.
Credit Granting
We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Within the business team structure, individuals have a delegation of approval authority based on relevant expertise and experience. Every credit commitment (except for very small amounts) requires the approval of at least two individuals with delegated approval authority.
The Endorsement Risk Classification System defines criteria for transaction endorsement based upon the principle that the higher the credit risk and/or exposure amount of a transaction, the higher it must be elevated for endorsement and authorization. The credit rating of a transaction and/or the dollar amount of exposure at risk therefore determines whether endorsement must be provided by the Management Risk Management Committee or the Risk Management Office. The purpose of the endorsement is to ensure all relevant, tangible risks in the proposed credit commitment have been identified and appropriately mitigated. Generally, financing/insurance/bonding requests with an internal or external credit rating below BBB with exposures above US $100 million and US $50 million for bonding are endorsed by the Management Risk Management Committee prior to authorization. The Risk Management Office endorses transactions with higher credit ratings and lower dollar exposures. All transactions above US $300 million require authorization by the Board of Directors.
Treasury counterparties are analyzed and credit limits are recommended by Market Risk Management, a team within the Risk Management Office. Recommended counterparties are endorsed by either the Risk Management Office or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a mark to market basis and compliance with policy and operational limits is measured daily. The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our investments and derivative financial instruments. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments.
The Board of Directors receives reporting of the significant lending and insurance credits approved by management every quarter.
60     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Concentration Limits
To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against over concentration to any one country, asset backed loan obligor, industry sector or commercial obligor. All limits are determined based on our capital base and risk factors associated with the exposure including, the obligor rating, country rating, associated collateral and product type. Exposures beyond Presidential discretionary limits require review by the Board Risk Management Committee and approval of the Board of Directors.
Risk Ratings
We have developed risk rating methodologies for all of our product lines. Many of the obligor risk rating methodologies use a combination of Moody’s and/or Standard & Poor’s external ratings and/or our internal ratings based (IRB) methodologies. Some of our IRB methodologies use vendor provided credit risk analysis/ratings tools such as Moody’s Financial Analyst, Risk Advisor, and RiskCalc. At the credit granting stage, substantially all obligors are rated (except for obligors with very small exposures typically representing less than 1% of total exposure). The obligor risk ratings are reviewed on a regular basis. The Economics department is responsible for country ratings. Country risk is continually reviewed by the department to take into consideration any changes in the world environment or a specific country. We rate our obligors on a rating scale of between 8 and 16 credit grades depending on the product type.
With respect to treasury related counterparties, each counterparty must be rated by at least two external rating agencies (i.e. Moody’s and Standard & Poor’s) for credit exposure of greater than one year term to maturity, and at least one external rating agency for credit exposure of less than one year term to maturity. The risk rating for treasury counterparties is determined by the external ratings.
Monitoring and Review
Our operating practices include ongoing monitoring of credit exposures. Specialized teams have been created to monitor credit exposure within the different product lines which includes monitoring of events in the country and industry of the obligor. The Portfolio Management Group is responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews and risk ratings, and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims, and recoveries. Management and the Board of Directors are frequently apprised on the credit quality of the portfolio through regular reporting including quarterly detailed reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.
Portfolio Management and Risk Transfer
The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and our Board of Directors are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance, derivatives and a collateral program for swap counterparties.
Concentration of Exposure
The major concentrations of total gross commercial and sovereign exposure in the geographic market and country in which the risk resided at the end of 2006 are outlined below:
Exposure by Geographic Market
EDC Annual Report 2006     61

Management’s Discussion and Analysis

	Loans portfolio		Contingent liabilities				Investments
							and derivative
	Gross loans		Short-term	Medium-term		Medium-term	financial
Country	receivable	Commitments	insurance	insurance		guarantees(1)	instruments(2)	2006 Exposure

($ in millions)								$	%

United States	8,477	2,130	2,968	883		3,598	1,842	19,898	40
Canada	1,325	1,236	265	3,321	(3)	646	2,705	9,498	19
Mexico	1,619	381	112	132		93	—	2,337	5
China	1,106	20	226	72		178	—	1,602	3
United Kingdom	867	194	124	16		83	—	1,284	3
India	639	333	169	2		14	—	1,157	2
Algeria	60	—	19	39		1,023	—	1,141	2
Brazil	457	212	159	71		14	—	913	2
Russia	195	149	324	74		35	—	777	1
Chile	483	74	38	2		3	—	600	1
Other(4)	4,411	1,529	2,237	1,292		1,046	253	10,768	22

Total	$19,639	$6,258	$6,641	$5,904		$6,733	$4,800	$49,975	100

(1)	Includes $2,979 million of loan guarantees.

(2)	Investments include amounts represented by cash, marketable securities and investments. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(3)	Includes $3,253 million of surety bond insurance where risk rests with the exporter. A total of 78% of the exports insured in the surety bond program are to the United States. The balance represents exports to other countries.

(4)	Includes 174 countries with total exposure ranging from $0.001 million to $558 million.
Concentration of Exposure — Loans Portfolio
Gross loans receivable has increased for the first time since the end of 2002. From 2002 to 2005, a strengthening Canadian dollar combined with declining loan disbursements resulted in a shrinking portfolio balance. In 2006 however, the year over year value of the Canadian dollar stabilized and we experienced a significant growth in loan disbursements. At the end of 2006, gross loans receivable totaled $19,639 million, an increase of $2,289 million from 2005. This is primarily due to an increase in financing volumes which resulted in loan disbursements exceeding loan repayments by $2,230 million in 2006.
The mix between commercial and sovereign loans has continued to shift towards commercial loans. In 2002, the ratio of commercial to sovereign was 74:26, while by 2006 it had shifted to 84:16. In 2006 new signings with commercial borrowers accounted for 100% of total signing volume (2005 — 99%). Consistent with the increase in signing volumes from $5,091 million in 2005 to $9,978 million in 2006, both the number of financing transactions and customers supported has increased in 2006. The number of financing transactions signed increased 45% to 1,065 in 2006 (2005 — 735) and the number of customers supported increased 35% to 520 (2005 — 385).
Gross Loans Receivable
The table below shows the five year trend in financing transactions and customers supported.

	2006	2005	2004	2003	2002

Number of financing transactions signed	1,065	735	635	571	397
Average transaction value ($ in millions)	$9	$7	$10	$10	$19
Number of customers supported	520	385	323	254	332

62     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Commercial Loans and Loan Guarantees
We have the following commercial risk concentrations for our commercial loans and guarantees:

	Gross loans		Loan	Total		Total
($ in millions)	receivable	Commitments	guarantees	exposure	2006	exposure	2005

Gross commercial exposure				$	%	$	%

Surface transportation	4,358	705	2,153	7,216	28	6,865	34
Aerospace	5,622	1,366	80	7,068	28	6,667	33
Energy	1,926	1,428	210	3,564	14	2,537	13
Telecommunic ations	1,790	425	8	2,223	9	1,205	6
Mining, infrastructure development and services	1,255	824	30	2,109	8	902	5
Other	1,605	1,138	333	3,076	13	1,840	9

Total	$16,556	$5,886	$2,814	$25,256	100	$20,016	100

The commercial loans and guarantees portfolio has increased by $5,240 million from 2005, or 26%, as a result of the high volume of loan signings in 2006. Disbursements on commercial loans exceeded repayments by $3,113 million, contributing to an increase in gross loans receivable. Higher signing volumes also resulted in an increase in undisbursed amounts on signed loan agreements of $912 million. A higher volume of letters of offer accepted and outstanding of $581 million at the end of 2006 further contributed to the increase in commitments.
As depicted above, the surface transportation and aerospace sectors continue to represent the largest proportion of our commercial exposure. Together, these two sectors accounted for 56% of our total commercial exposure (2005 — 67%). This is reflective of the importance of these two exporting sectors in the Canadian economy whose share of total Canadian exports was 22.7% in 2006 (2005 — 22.8%). The exposure in the aerospace and surface transportation sectors primarily reflects business volumes of prior years and the tenure of these loans tends to be long in duration. The concentration in these sectors has started to diminish and continues to do so as our current business volumes continue to become more diversified.
Commercial loans and Guarantees Exposure by Industry
Our largest commercial exposures in 2006 resided with six US counterparties and one Mexican counterparty, which collectively represented $8,530 million, or 34% of the total commercial exposure. The seven counterparties are included in the aerospace, surface transportation and energy sectors and are broken down as follows: within the aerospace sector, two airlines totaled $3,445 million or 14%. Of these, one airline is an impaired obligor representing 4% of the total commercial exposure. Although impaired, this obligor continues to make forbearance payments. Within the surface transportation sector, two transit authorities totaled $2,254 million or 9%, one automotive company totaled $1,371 million or 6% and one railcar leasing company totaled $863 million or 3%. In the energy sector, one oil and gas company totaled $597 million or 2%.
The ratio of below investment grade exposure to total commercial exposure decreased from 60% in 2005 to 53% in 2006, reflecting a higher ratio of investment grade signings during the year.
EDC Annual Report 2006     63

Management’s Discussion and Analysis
Sovereign Loans and Loan Guarantees
We have the following sovereign risk concentrations for our sovereign loans and guarantees:

	Gross loans		Loan	Total			Total
($ in millions)	receivable	Commitments	guarantees	exposure	2006		exposure	2005

Gross sovereign exposure				$	%		$	%

China	1,098	9	—	1,107	30	Canada	866	19
Indonesia	293	13	—	306	8	China	400	9
Philippines	84	175	—	259	7	Indonesia	360	8
Mexico	147	98	—	245	7	Cameroon	211	5
Peru	205	—	—	205	6	Iran	209	5
Dominican Republic	111	15	75	201	6	Algeria	208	4
Ivory Coast	146	—	—	146	4	Peru	205	4
Other	999	62	90	1,151	32	Other	2,088	46

Total	$3,083	$372	$165	$3,620	100	Total	$4,547	100

The sovereign loans and guarantees portfolio decreased by $927 million or 20% from 2005. This decline is primarily attributable to repayments, including receipts from the Government of Canada for debt relief, exceeding disbursements by $883 million. During 2006, the major change in exposure from Canada to China was due to a corporate decision to no longer require the need for recourse to Canada Account by way of a guarantee on a $752 million sovereign Chinese loan.
In 2006, investment grade exposure accounted for 48% of the total sovereign portfolio (2005 — 42%), while the remaining 52% (2005 — 58%) represented exposure with below investment grade counterparties.
Concentration of Exposure — Insurance Portfolio
Contingent Liabilities under Insurance Policies
In the ordinary course of business, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. The table below depicts the impact of these reinsurance agreements on our exposure.

($ in millions)	2006	2005

Short-term
Direct insurance	6,598	5,641
Reinsurance assumed	189	744
Reinsurance ceded	(146)	(47)

Total short-term	6,641	6,338

Medium-term
Direct insurance	7,009	6,292
Reinsurance assumed	3,848	2,417
Reinsurance ceded	(1,199)	(987)

Total medium-term	9,658	7,722

Total contingent liabilities under insurance policies	$16,299	$14,060

     Contingent liabilities under insurance policies totaled $16,299 million an increase of 16% from 2005, mainly due to an increase in volume in the medium term program.
     At December 31, 2006, contingent liabilities with exposure terms of less than one year comprised 62% of the total exposure, compared to 65% in 2005.
Contingent Liability by Term
64     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Short-term Insurance Program
Size Concentration
The following table breaks down the number of foreign buyers and the respective exposure for the year where the exposure is the total of buyer credit limits, classified by exposure size within the short-term insurance portfolio:

	2006		2005
$ Value of foreign exposure		Total buyer		Total buyer
	Total number of	credit limits	Total number of	credit limits
($ in thousands)	foreign buyers	($ in millions)	foreign buyers	($ in millions)

1 - 500	49,467	5,416	45,210	4,837
501 - 2,000	3,902	3,671	3,265	3,064
2,001 - 5,000	858	2,616	778	2,381
5,001 - 10,000	346	2,383	267	1,798
10,001 and over	337	8,025	277	6,501

Total	54,910	$22,111	49,797	$18,581

During 2006, the short-term insurance program supported 5,798 customers (2005 — 5,907). Of the total customers supported, 5,084 were small- and medium-sized exporters (SMEs) (2005 — 5,503). In terms of total insured volume, the top five customers represented 36% of the total 2006 insured volume (2005 — 32%).
Country Concentration
The largest concentrations within the short-term insurance program are in the following countries:
Country Concentration

*	Includes 150 countries with concentrations ranging from $0.001 million l to $186 million (2005 — 141 countries with concentrations ranging from $0.001 million to $153 million).
Industry Concentration
The contingent liability in terms of exporters’ insured industry sector is as follows:
Contingent Liability — by Exporters’ Insured Industry Sector
EDC Annual Report 2006     65

Management’s Discussion and Analysis
Medium-term Insurance Program
Size Concentration
During 2006, 701 customers (494 SMEs) were supported in the medium-term insurance program (2005 — 670 of which 529 were SMEs). The top five customers in terms of insurance policies and guarantees outstanding represented 46% of the 2006 medium-term insurance policies and guarantees outstanding (2005 — 45%). The largest exposure within the top five customers is $1,373 million. The five largest policies at December 31, 2006 represented 19% (2005 — 17%) of the total medium-term policies and guarantees outstanding.
Country Concentration
At December 31, 2006, the medium-term insurance policies and guarantees outstanding included 5,011 policies in 143 countries (2005 — 4,435 policies in 136 countries) with an average exposure by policy of $1.9 million (2005 — $1.7 million).
The largest insurance policies and guarantees outstanding in terms of the countries in which the risk resided within the medium-term portfolio are as follows:

($ in millions)	2006						2005
		Reinsurance		Insurance	Total	Total			Reinsurance		Insurance	Total	Total
Country	Insurance	assumed	ceded	guarantees	$	%	Country	Insurance	assumed	ceded	guarantees	$	%

Canada	212	3,109	—	120	3,441	35	Canada	202	2,165	—	92	2,459	32
United States	210	673	—	1,628	2,511	26	United States	57	187	—	1,597	1,841	24
Algeria	39	—	—	842	881	9	Algeria	37	—	—	520	557	7
China	72	—	—	178	250	3	China	82	—	—	171	253	3
Poland	—	—	—	189	189	2	Poland	1	—	—	240	241	3
Other*	2,722	66	(1,199)	797	2,386	25	Other*	2,576	65	(987)	717	2,371	31

Total	$3,255	$3,848	$(1,199)	$3,754	$9,658	100	Total	$2,955	$2,417	$(987)	$3,337	$7,722	100

*	Includes 138 countries with concentrations ranging from $0.002 million to $174 million (2005 — 131 countries with concentrations ranging from $0.01 million to $189 million).
Exposure in Canada consists largely ($3,253 million) of surety bond insurance (2005 — $2,321 million), 78% of which is to support exports to the United States (2005 — 75%).
Program Concentration
Total medium-term insurance exposure increased by $1,936 million or 25% over 2005 results. The largest increases were in the specific transaction program of $601 million (90%) and the surety bond program of $932 million (40%) largely due to new policy issuances.
Concentration by Program
66     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Credit Quality — Loans
In assessing the risk profile of the loans portfolio, we categorize our loans receivable into three classifications: investment grade performing, below investment grade performing and impaired. The risk profile of our loans receivable portfolio improved in 2006 as the portions of the portfolio classified as investment grade performing and below investment grade performing increased and the portion of the portfolio classified as impaired decreased.

Gross Loans Receivables	Gross Loans Receivables

Investment grade loans increased from 36% in 2005 to 42% of the portfolio in 2006 mainly due to increased disbursements of investment grade loans. Below investment grade loans increased from 46% in 2005 to 50% of the portfolio in 2006 and impaired loans decreased from 18% in 2005 to 8% mainly due to the reinstatement of impaired loans to performing status. The impaired status category also decreased due to the removal of the impaired loans associated with returned aircraft.
The above mentioned positive credit migration and the excess of the disbursements over repayments resulted in a 27% increase in total performing gross loans receivable from $14,153 million in 2005 to $18,020 million in 2006.
Loan Commitments
Loan commitments include undisbursed amounts on signed loans, letters of offer outstanding and unallocated confirmed lines of credit.
The level of loan commitments outstanding at the end of 2006 was $1,519 million higher than at the end of 2005. This was mainly due to two factors: the undisbursed amounts on signed loan agreements increased from $2,994 million in 2005 to $3,996 million; while letters of offer accepted and outstanding increased from $1,312 million to $1,803 million by the end of 2006. Growth in the undisbursed commitment level is due to the increase in loan signings volume experienced in 2006.
The increase in loan commitments during the year was mainly concentrated in investment grade financing. In 2006, loan commitments on investment grade financing accounted for 45% of the total as compared to 40% in 2005.
Loan Commitments
Impaired Loans
Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. Impaired loans as a percentage of total gross loans receivable decreased from 18.4% in 2005 to 8.2% in 2006, reflecting the reclassification of impaired loans to performing status during the year primarily within the aerospace industry.
During the year, $822 million of commercial aerospace loans in the United States, $133 million of commercial loans in the forestry industry in Indonesia, and $9 million of commercial loans in other countries were reclassified from impaired to performing status.
In 2006, three commercial loans in three countries totaling $24 million became impaired (2005 — $2,025 million).
Additional disbursements made in relation to impaired obligors totaled $8 million (2005 — $15 million). These included payouts on guarantees resulting in six commercial loans in Canada ($4 million).
Impaired loans to eight commercial borrowers totaling $6 million were written off during the year compared to $39 million in loan write-offs in 2005.
EDC Annual Report 2006     67

Management’s Discussion and Analysis
Airline Bankruptcies
Our mandate is to facilitate Canadian export sales and investment abroad. The Aerospace Industries Association of Canada (AIAC) has identified Canada as having the world’s fourth largest aerospace output. EDC has a long history in the development of this important export sector. We have provided financing to a wide range of foreign airlines enabling them to purchase Canadian-made aircraft, engines and parts.
In financing aircraft sales, the risk of return of aircraft is inherent in every transaction. We are protected as the senior principal lender through a secured mortgage on the aircraft itself, enabling us to foreclose on the aircraft if required.
During 2006, we continued to address the airline bankruptcies that occurred in 2005 relating to three airlines, FLYi, Northwest and Delta (and its wholly-owned subsidiary Comair). The airline industry as a whole continued to struggle to control costs in a very competitive environment with record high fuel prices. Upon filing for bankruptcy, the airlines can elect to reject all or a portion of their aircraft and return them to the lenders. Both Delta and FLYi returned aircraft to us in late 2005.
In January 2006, FLYi returned the remainder of their aircraft that we had financed. We recorded these aircraft as assets on our balance sheet at their fair value of $112 million. No gain or loss was recorded, as the fair value of the aircraft was equivalent to the carrying value of the related loans. This resulted in a $179 million reduction in impaired gross loans receivable, the reversal of $56 million of the allowance for losses on loans and the reversal of $12 million of non-accrued capitalized interest.
During the year we finalized a restructuring agreement with Northwest, which received court approval in November. The restructuring agreement included lease rate concessions but resulted in no aircraft being returned to us. As a result of the new agreement, Northwest was reinstated to performing status.
In December 2006, one aircraft was returned to us from Comair. We recorded the aircraft as an asset on our balance sheet at its fair value of $15 million. In January and February 2007, additional aircraft will be returned to us from Comair with an aggregate fair value of $136 million. It is expected that as part of the restructuring negotiations with Delta, more aircraft will be returned over the remainder of 2007 and certain lease rate concessions may be agreed to as part of the restructurings.
We have implemented a number of portfolio management activities to manage the evolving needs surrounding our aerospace portfolio.
•	We continue to work closely with these bankrupt obligors to arrive at acceptable outcomes to all of the parties involved.

•	We continue to actively assess the global airline industry and remain confident in the ongoing demand for regional jets.

•	We have engaged various external aviation asset management services to provide repossession, storage, remarketing and operating lease services for the returned aircraft. We remain confident that over a reasonable period of time, all the aircraft returned to us will be placed in the market.

•	We have instituted a comprehensive inspection program on the aircraft we support to ensure the aircraft are properly maintained and that record keeping is in line with required standards.

•	In 2005, we purchased risk mitigation insurance to insure a portion of our aerospace portfolio. This policy provides us with protection in case of a loss due to default by an obligor, and has the effect of locking in future cash flows on the insured portion of the portfolio. In 2006, we increased the policy limit to cover additional aerospace exposure. This policy is further discussed in the risk mitigation insurance section on page 74.
We currently have 14 of our returned aircraft deployed under operating leases and leases for an additional 14 aircraft are expected to commence in the first quarter of 2007. The following table depicts a breakdown of the status of our aircraft portfolio. The demand for regional jets continues to be steady and we expect that any additional aircraft returned in 2007 will be redeployed under operating or capital leases.

		Sales	Deployed	Leases	To be
Airline	Returned	pending*	under leases	pending**	deployed

Delta	4	4	—	—	—
FLYi	27	—	14	13	—
Comair	1	—	—	1	—

Total	32	4	14	14	—

*	Buyers have been found for these aircraft for which deals are expected to settle in the first quarter of 2007.

**	Lessees have been found and the leases are expected to commence in the first quarter of 2007.
In December 2005, 15 aircraft from Northwest were returned to us under the Canada Account portfolio. Pursuant to their approved restructuring agreement, Northwest has re-leased all of these aircraft.
68     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Concentration of Impaired Loans
The largest concentrations of gross loans receivable for impaired loans are listed in the following table:

($ in millions)	2006			2005
	Impaired		Impaired	Impaired		Impaired
	gross	Non-accrued	net	gross	Non-accrued	net
	loans	capitalized	loans	loans	capitalized	loans
	receivable	interest	receivable	receivable	interest	receivable

Sovereign
Ivory Coast	146	146	—	146	146	—
Serbia-Montenegro	135	90	45	169	136	33
Argentina	52	3	49	52	3	49
Democratic Republic of the Congo	46	46	—	46	46	—
Congo	36	36	—	41	41	—
Cameroon	—	—	—	211	211	—
Other	133	39	94	145	45	100

Subtotal	548	360	188	810	628	182

Commercial
Aerospace	970	1	969	2,059	15	2,044
Telecommunications	47	6	41	50	3	47
Surface Transportation	22	2	20	26	1	25
Base and Semi-Manufactured Goods	10	—	10	1	—	1
Energy	9	2	7	75	1	74
Advanced Technology and Manufacturing	9	—	9	170	10	160
Other	4	—	4	6	1	5

Subtotal	1,071	11	1,060	2,387	31	2,356

Total impaired	1,619	371	1,248	3,197	659	2,538
Less: specific allowance			336			914

Impaired net loans receivable			$912			$1,624

Subsequent to a review of discounted expected future cash flows on loans totaling $198 million, to Serbia-Montenegro ($135 million), Gabon ($35 million) and Ecuador ($28 million), non-accrued capitalized interest of $13 million was recognized as impaired income.
When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.
Prior to April 2001, we were reimbursed by the Government of Canada an amount equal to the debt relief granted by the Government of Canada to our sovereign borrowers. The formula for calculating the amount to be paid to us was amended effective April 1, 2001 in two ways. Firstly, for new loans we issued after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate us for further debt relief granted to such borrowers. Secondly, for any debt reduction on new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, we will share in the costs of debt forgiveness to the amount of our appropriate specific allowances on the loans.
Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.
Payments received from the Government of Canada for debt relief on sovereign loans totaled $266 million in 2006 (2005 — $75 million) and related to Cameroon ($213 million), Serbia-Montenegro ($50 million), Congo ($2 million), and Democratic Republic of the Congo ($1 million). These amounts are not included as receipts in the following table since the payments were received from the Government of Canada, not the borrower country.
EDC Annual Report 2006     69

Management’s Discussion and Analysis
The following cash flows pertain to impaired loan debtors and represent, in the case of sovereign receipts, the long-term efforts of multilateral rescheduling arrangements through the Paris Club. The largest receipts for impaired loans including contractual principal and interest from borrowers and from commercial loan sales were as noted:

($ in millions)	2006		2005

Sovereign		Sovereign
Angola	9	Congo	6
Gabon	7	Ecuador	4
Congo	6	Gabon	3
Other	9	Other	3

Subtotal	31	Subtotal	16
Commercial	312	Commercial	396

Total	$343	Total	$412

Credit Quality — Insurance
The contingent liability by country risk rating for the insurance portfolio is comprised primarily of investment grade exposure. Within the short-term program, investment grade accounted for 86% (2005 — 88%) of the total. The proportion of investment grade exposure in the medium-term program increased slightly in 2006 to 89% (2005 — 85%). This increase was mainly due to the signing of policies in the United States, Canada and Algeria.
Claims Experience

($ in millions)	2006	2005

Claims paid	61	44
Claims recovered	38	31

Net claims	$23	$13

In 2006, we paid 1,290 claims in 59 countries. During the same period in 2005, we paid 1,317 claims in 64 countries.
There was a 39% increase in the dollar value of claim payments to $61 million in 2006 and a 2% decrease in the number of claims paid from 2005. The average amount paid per claim increased to $47 thousand in 2006 from $34 thousand in 2005.
The increase in dollar value of claims paid is mainly due to an increase in claims paid over $1 million, primarily due to failure to perform under a bond and call on a bond.
In 2006, we recovered in total $39 million (2005 — $32 million) of which $1 million was refunded to exporters (2005 — $1 million).
Claims Paid
Size Concentration

	2006				2005
	$ of	Number		Number	$ of	Number		Number
	of claims	of claims	Claims	of claims	claims	of claims	Claims	of claims
($ in millions)	paid	paid	recovered	recovered	paid	paid	recovered	recovered

$0 – $100,000	15	1,181	5	314	17	1,231	4	280
$100,001 – $1 million	26	99	7	30	21	81	9	34
Over $1 million	20	10	26	7	6	5	18	9

Total	$61	1,290	$38	351	$44	1,317	$31	323

70     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Insurance Claims Paid by Geographic Market

($ in millions)	2006					2005
				Failure
			Call on a	to perform				Call on a
Geographic market	Default	Insolvency	bond	under bond	Total	Default	Insolvency	bond	Total

North America/ Caribbean*	23	10	3	2	38	22	8	2	32
Europe	2	2	—	6	10	3	2	—	5
South America/ Central America	3	—	—	—	3	5	—	—	5
Middle East/Africa	1	—	5	—	6	1	—	—	1
Asia/Pacific	1	3	—	—	4	1	—	—	1

Total	$30	$15	$8	$8	$61	$32	$10	$2	$44

*	Includes Mexico
Default Risk
Default is defined as the failure of the buyer to pay by the due date all or any part of the gross invoice value of goods delivered to and accepted by the buyer.
The decrease in claim payments due to default is mainly due to a decrease in losses in South and Central America of $2 million, the majority of which is a result of a decrease in losses in Venezuela.
Insolvency Risk
Insolvency of the customer occurs when the customer has reorganized his/her financial affairs under the bankruptcy or insolvency laws of his/her country.
The increase in insolvency claims paid within the Asia/Pacific market was due to an increase in claim payments for losses in Hong Kong ($3 million).
The increase in claim payments in North America and the Caribbean is mainly due to an increase in the losses in the United States ($1 million).
Call on a Bond
Call on a bond is the unilateral decision by the beneficiary of a stand-by letter of credit (the bond), issued on behalf of an exporter and in relation to its contract obligations, to demand the immediate payment of the face amount thereof.
Claim payments for losses in Iran have increased from 2005 by $4 million which accounts for the change in claim payments in the Middle East and Africa.
Failure to Perform Under a Bond
Failure to Perform occurs in cases where a guarantee has been provided relating to the contract performance of the exporter (surety bond). If the exporter fails to perform its contract obligations, the foreign buyer can make a claim on the associated surety bond.
The increase in claim payments in North America and the Caribbean is due to an increase in losses in the United States ($2 million).
An increase in losses in the United Kingdom of $6 million accounts for the increase in claim payments in Europe.
Industry Concentration
The largest portion of claims paid in 2006 related to the transportation sector, primarily in the United Kingdom ($6 million) and the United States ($5 million). Within the infrastructure & environment sector, claims paid were mainly in the United States ($8 million).
In 2005 the largest portion of claims paid related to the light manufacturing sector, mainly in the United States ($9 million).
Claims Paid by Exporters’ Insured Industry Sector
EDC Annual Report 2006     71

Management’s Discussion and Analysis
Claims Submitted
Over the past five years, the value of claims submitted has decreased from $213 million in 2002 to $106 million in 2006, mainly due to the stronger economic environments in the majority of our trading partner nations. In addition, the number of claims submitted decreased slightly from 2,829 in 2002 to 2,054 in 2006. The five countries with the largest claims submitted in 2006 were the United States ($60 million), United Kingdom ($12 million), Iran ($9 million), Canada ($4 million) and Brazil ($3 million).
At the end of 2006, the value of claims requests that were still under consideration was $17 million (2005 — $25 million). The largest concentrations were related to claims pending for losses in the United States ($12 million) and Iran ($4 million).
Claims Submitted, Paid and Under Consideration
Allowance for Losses on Loans, Loan Commitments and Guarantees
Total allowance for losses on loans, loan commitments and guarantees decreased by $372 million from the 2005 level of $2,379 million to $2,007 million at the end of 2006. This includes an offset of $61 million as a result of the risk mitigation insurance transaction which is described in the risk mitigation insurance section on page 74.
The decrease from 2005 was due to a reversal of provisions for loan losses of $301 million, write-offs of $6 million, and foreign exchange translation of $3 million. Loan foreclosures during the year resulted in an additional decrease in the allowance of $62 million due to the removal of the loans from our books. The reversal of provisions was mainly due to improvements in the credit quality of our borrowers. While the growth in the loan portfolio in 2006 resulted in increased provisioning requirements, this was offset by the impact of improved credit conditions. These factors have resulted in a decrease to the allowance as a percentage of total exposure to 7.0% in 2006 (2005 — 9.7%).
Total Allowance as a Percentage of Total Exposure
Components of the Allowance

($ in millions)	2006	2005

Base allowance	1,444	1,257
Counterparty concentration	187	236
Country overlay	(46)	(66)
Industry overlay	131	141

Total general allowance	1,716	1,568
Specific allowances	352	935

	2,068	2,503
Risk mitigation insurer’s share of loan allowance	(61)	(124)

Total allowance for losses on loans, loan commitments and guarantees	$2,007	$2,379

Our provisioning methodology ensures that appropriate allowances representing management’s best estimate of probable credit losses are established. The various components of the allowance are explained in the following sections.
Base Allowance
The base allowance increased $187 million in 2006 to $1,444 million. During the year the independent variables used in the base allowance calculation were reviewed and updated where appropriate, to reflect current data. Updating the probability of default rates resulted in an increase in the base provision rates used for 2006. In addition, the reinstatement of impaired loans to performing status increased the base allowance as a result of the removal of the specific provisions and their inclusion as part of the general allowance. The average term to maturity shortened on a significant portion of the portfolio causing a reduction in the base allowance which partially offset the increases in the base allowance described above.
72     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Allowance Overlays
In addition to the base allowance, we add overlays as required to the general allowance. A concentration overlay is added to reflect the additional risk that we incur when our exposure to a specific counterparty is over 10% of our shareholder’s equity before the impact of the unrealized fair value adjustment. Industry and country overlays are also established to take into consideration that current financial uncertainties are not always reflected in the credit ratings. The industry and country overlays are applied on a case by case basis in response to current economic outlooks for the country or the industry. The overlays are more fully explained in the following sections.
Over the last five years the level of overlays has decreased significantly. This reflects an overall improvement in the credit and economic outlook of our counterparties. The reduction in the concentration overlay is also a reflection of the significant increase in our retained earnings over the past few years.
Allowance Overlays
Counterparty Concentration Overlay
A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our shareholder’s equity before the impact of the unrealized fair value adjustment, will attract a concentration component calculated on the portion of exposure over that threshold. The allowance on this portion of exposure is calculated at the base allowance rate for that counterparty. The threshold is set based on external benchmarks for commercial chartered banks.
We had a concentration overlay of $187 million at the end of 2006 compared to $236 million a year earlier. The decrease is primarily due to a higher threshold in 2006 as a result of the increase in retained earnings as at December 31, 2005 and a general increase in the credit quality of the loans portfolio.
Counterparty Concentration Overlay
Country Overlay
A country overlay component is added for exposure to countries with negative outlooks that are experiencing economic downturns or recession. Correspondingly, a country overlay component is removed from the allowance for exposure to those countries with positive outlooks that are showing positive economic conditions. For countries with either negative or positive outlooks, the full impact of the economic downturn or upswing is often not reflected in current credit ratings. This is due to timing issues for financial uncertainties that are often not reflected in credit ratings for up to two years after this economic condition begins. The amount of overlay is directly related to the amount of exposure, both sovereign and commercial, in every country with a negative or positive outlook. The country overlay is based on the current allowance and probability of a downgrade. When a country’s outlook changes to stable, a reversal of the overlay is amortized over the subsequent two years.
Country overlays decreased by $20 million in 2006 reflecting a more stable economic environment in the market countries. We have recorded a net positive overlay of $46 million for 2006 versus a net positive overlay of $66 million in 2005.
Effect of Country Overlay on the Allowance
Industry Overlay
An industry overlay component is added to reflect the risk of economic downturns being experienced by companies in certain industries that are on credit watch or have negative outlooks. It is believed that companies in these industries have a greater risk than is reflected in current credit ratings. This is due to timing issues for financial difficulties that may not be reflected in current financial results, or for companies that are expected to be downgraded in the near future. The amount of overlay is directly related to the amount of exposure to each company and the likelihood of a subsequent downgrade. Based on the probability of the downgrade and the likely credit rating, an appropriate amount of incremental allowance is added.
EDC Annual Report 2006     73

Management’s Discussion and Analysis
In 2006, the overall industry overlay decreased by $10 million. The aerospace industry comprises 68% (2005 — 74%) of the total overlay. The aerospace industry overlay was reduced in 2006 from $104 million in 2005 to $89 million reflecting improved credit conditions in the aerospace sector. The automotive overlay increased slightly in 2006, largely as a result of growth in that portfolio.
Specific Allowances
Specific allowances decreased from $935 million in 2005 to $352 million in 2006. There were three main factors which contributed to this decrease. The reclassification to performing status of three major counterparties in 2006, including two U.S. airlines. Upon reclassifying a loan to performing status, the specific allowance is removed and the allowance for the performing loan is calculated under the general allowance methodology. In addition, there was a reduction to the specific allowance for Comair as positive in formation pertaining to Comair’s restructuring arrangements became available subsequent to the end of the year. Finally, there were additional aircraft foreclosures, resulting in the removal of the related loan balances and allowances.
Industry Overlay
Risk Mitigation Insurance
In 2005 we entered into a risk mitigation insurance transaction to insure a portion of our aerospace portfolio relating to regional jets. The policy limit was increased in 2006 to $1.4 billion (2005 — $1.1 billion) to cover additional exposure. As a result of this transaction, we have offset the allowance by $61 million (2005 — $124 million). The reduction in the offset from 2005 is partly reflective of the lower allowance associated with this portion of the portfolio due primarily to a general improvement in the credit risk profile of the exposures covered under the policy and the reduction in the aerospace overlay in recognition of a more stable industry outlook.
The agreement provides us with protection in case of loss due to default by an obligor, which has the effect of locking in future cash flows on this portion of our aerospace loan portfolio. It also reduces the risk concentration issues that have resulted from our role as a significant provider of financing arrangements to the North American regional airline industry in support of sales by the Canadian aerospace sector.
Allowance for Claims on Insurance
At December 31, 2006, the allowance for claims on insurance was $446 million, a decrease of $90 million or 17% over the 2005 allowance of $536 million. During the year, there was a $75 million reversal (2005 — $41 million charge) to the income statement for the provision for credit losses relating to claims on insurance. The reversal is mainly due to the refinements in the approach to the actuarial review of the portfolio. Included in the provision reversal are charges to the allowance of $37 million due to write-offs of recoverable claims paid and $4 million due to claims expenses, partially offset by $27 million as a result of increased reinsurance.
Included in the allowance for claims on insurance was $67 million (2005 — $40 million) which represented the allowance for potential claims on insurance policies that we have ceded to reinsurance companies. These amounts were also recorded as an asset on the balance sheet as they represented the reinsurers’ share of our allowance for claims. If we were required to pay out a claim on these policies we would recover this claim payment from the reinsurer. The decrease from 2005 was mainly due to a reduction in concentration risk within the short-term insurance and the political risk insurance programs. The allowance for claims on insurance net of reinsurers’ share was $379 million (2005 — $496 million).
Seventy-two per cent ($26 million) of the total unrecoverable portion of the claims paid amount was attributed to short-term insurance claims.
From 2002 to 2005 the net allowance as a percentage of contingent liability remained fairly steady within a range of 3.5% to 4.1%. This ratio declined to 2.3% in 2006 as a result of refinements made to the actuarial methodology.
The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions (frequency of claim, severity of loss and discount rates used) relevant to the insurance programs and is derived from our own experience. These parameters are updated annually and as a result, the allowance has been reduced by $22 million. The allowance was reviewed in 2006 and several refinements were introduced to the actuarial methodology being utilized. The refinements for the valuation of policy liabilities include new methods to capture underlying risk exposure, to reflect the differences between large and small policies, and for the selection of the provisioning level. The refinement for the claims liabilities represents an approach more closely tied to the mean expectation of the historical development of claim activity. The impact of the implementation of these refinements was a reduction in the allowance for claims on insurance of $60 million and a corresponding release of provisions of $60 million in the income statement. The change in methodology represents a change in estimate and prior periods have not been restated.
Unrecoverable Portion of Claims Paid by Geographic Market
Allowance as a % of Contingent Liability (net of reinsurance)
74     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Credit Quality — Investments and Derivative Financial Instruments
The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our investments and derivative financial instruments. In addition, we have policies which are reviewed and re-approved annually by the Board, and procedures which establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.
Our interest-bearing deposits and investment portfolio expose us to the risk that the deposit-taking institutions or the investment issuer will not repay us in accordance with contractual terms. Our potential deposit and investment credit exposure is represented by the carrying value of the financial instruments.
The following table provides a breakdown, by credit rating and term to maturity, of our deposit and investment credit exposure.

($ in millions)
	Remaining term to maturity
	Under 1	1 to 3	Over 3	2006	2005
Credit rating	year	years	years	net exposure	net exposure

AAA	577	430	574	1,581	1,621
AA+	118	(1)	11	128	29
AA	302	13	29	344	221
AA-	861	50	36	947	784
A+	136	45	6	187	486
A	159	7	—	166	122

Total	$2,153	$544	$656	$3,353	$3,263

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivatives, please refer to the section on derivatives.
All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make payment to the other to compensate for the movement in rates. In order to mitigate this risk, we entered into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities are posted with an independent third party. At the end of December 2006, $945 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.
The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (master netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held our net exposure is $413 million (2005 — $479 million).

($ in millions)
	Remaining term to maturity
	Under 1	1 to 3	Over 3	Gross	Exposure	Collateral	2006	2005
Credit rating	year	years	years	exposure	netting*	held	net exposure	net exposure

AAA	—	—	14	14	(2)	—	12	(4)
AA+	—	2	18	20	(10)	—	10	10
AA	122	27	5	154	(8)	—	146	137
AA-	74	242	707	1,023	(35)	(780)	208	265
A+	6	19	211	236	(34)	(165)	37	71
A	—	—	—	—	—	—	—	—

Total	$202	$290	$955	$1,447	$(89)	$(945)	$413	$479

*	As a result of master netting agreements
Credit risk for investments and derivative financial instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
EDC Annual Report 2006     75

Management’s Discussion and Analysis
Market Risk
Market risk is the potential for loss as a result of movements in interest and foreign exchange rates.
The foundation of our market risk management is the Market Risk Management Framework which outlines our interest rate and foreign exchange limits; liquidity; investment; debt funding; derivatives and structured notes policies; and credit granting, monitoring and limits for treasury counterparties. The management of credit risk related to treasury counterparties has been discussed under the Credit risk section. The framework is reviewed periodically by Management’s Asset Liability Management Committee and the Board Risk Management Committee and requires Board re-approval of the policies contained therein.
Asset Liability Management
     Asset liability management consists of managing the market risks of our borrowing and lending activities. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer oversees and directs the management of market risks inherent within our normal business activities. The Risk Management Committee of the Board reviews all market risk management risk policies annually.
Interest Rate Risk
Interest rate risk is the risk inherent within our asset liability management activities. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.
The objective of interest rate risk management is to manage the risk in line with our risk appetite and to safeguard from undesired volatility in both earnings and economic value. When asset and liability principal and interest cash flows have different interest payment or maturity dates, we are exposed to interest rate risk.
Our exposure to interest rate risk depends upon the size and maturity of the mismatched positions. New business volumes and how actively borrowers exercise options also impact exposure.
Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board of Directors. We report interest rate risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
Interest rate swaps are the primary instrument used to modify the characteristics of balance sheet instruments and to hedge interest rate exposures.
Our interest rate risk policy limits are tested on a monthly basis to ensure they are compliant. Interest rate risk is measured by simulating the impact of a 100 basis point change on both our net financing and investment income and economic value.
Interest Rate Sensitivity

($ in millions)
Interest rate change	+100 Basis Points	-100 Basis Points

Change in net financing and investment income	11	(11)
Change in economic value	(405)	436

Foreign Exchange Risk
Foreign exchange risk is the exposure of our net financing and investment income and economic value to adverse movements in foreign exchange rates. Foreign exchange risk exists where there is a mismatch between assets and liabilities in any currency. We manage foreign exchange risk within Board approved policies with the objective of measuring, monitoring and managing the effects of currency fluctuations on our earnings.
Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board of Directors. We report our foreign exchange risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
In addition to managing within the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange rate risk is enabled through monthly risk position monitoring and reporting.
Derivatives
We use a variety of derivatives to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivatives is to hedge against foreign exchange and interest rate risk. Our use of derivatives may include, but is not restricted to, currency and interest rate swaps, foreign exchange contracts, futures, options and equity index swaps. We do not use derivatives for speculative purposes.
We do not engage in the use of derivatives whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market Risk Management department formally reviews our derivative financial instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.
76     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
The use of any new derivative product is reviewed and reported separately by the Market Risk Management department. Our Derivatives and Structured Notes Policy requires that transactions deemed to be new transaction types be endorsed by a cross-functional New Transaction Type Panel prior to execution.
Funding
Derivatives are used to achieve reduced fixed rate or sub-LIBOR floating rate funding costs. An example would be issuing an EDC bond in a foreign currency on a fixed interest rate basis and entering into a currency and interest swap with a creditworthy counterparty to achieve low-cost floating rate US dollar denominated debt. The combination of the bond issue and swap would deliver a more favourable cost of funding than could be achieved using a straight US dollar floating rate bond issue.
Investing
Derivatives are used to maximize yields on investments. For example, we may obtain a higher yield by investing in a Euro term deposit, where US dollars are converted to Euros, rather than invest directly in a US dollar treasury bill. At maturity the maturing term deposit is swapped back into US dollars. This structure uses a forward foreign exchange contract to enhance the investment yield.
Derivatives are also used to offset or reduce risk of investments. For example, we may use a foreign exchange contract to hedge the foreign exchange risk inherent in the maintenance of a US dollar liquidity portfolio. This is accomplished by entering into foreign exchange contracts that guarantee a conversion rate from US dollars to Canadian dollars.
Risk Management
Derivatives are used to hedge risks by diversifying concentrated exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to diversify interest rate risk.
The following table indicates the fair value based upon maturity of our derivatives:

($ in millions)	Positive	Negative	Net

Maturity less than 1 year	202	(205)	(3)
Maturity 1 - 3 years	290	(21)	269
Maturity 4 - 5 years	624	(46)	578
Maturity in excess of 5 years	331	(122)	209

Gross fair value of contracts	$1,447	$(394)	$1,053

Liquidity Risk
Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the characteristics of credit commitments.
Our treasury department is responsible for our liquidity management. The established framework consists of policies, limits and independent monitoring of liquidity. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet the following six months’ forecasted net cash outflow requirements without accessing the capital markets (i.e. bond issuance).
The size of the liquidity held in excess of policy limits increased in the first half of 2006 largely as a result of lower than projected loan disbursements. However, following an increase in loan signing activity and the repayment of maturing short-term debt in the amount of US $1.0 billion in the second half of 2006, the excess of liquidity position over the policy limit returned to within the historical average.
Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental operational limits. The Market Risk Management department measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.
We maintain liquidity through a variety of methods
•	Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2006, the average balance of cash and marketable securities was $2,882 million.

•	Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2006, the average balance of short-term debt was $3,108 million with a turnover of 14 times.

•	Standby Credit Facility: As a contingency, we also maintain a minimum US $1 billion standby revolving credit facility to further ensure our liquidity. To date, it has not been necessary to use this facility.
EDC Annual Report 2006     77

Management’s Discussion and Analysis
Operational Risk
Operational risk is defined as the risk of direct or indirect loss resulting from the organizational environment, or external events and relations, or inadequate internal processes, people or systems. Operational risk includes risk to our reputation and the risk of not meeting our mandate or regulatory requirements.
Management is directly responsible for all activities of the entity, including management of operational risk. Senior management is responsible for managing risks related to their units’ objectives. Primary responsibility for the day-to-day management of operational risk lies with business unit management with support from specialist groups such as Information Systems, Human Resources, Corporate Finance and Control, and Legal. Business unit management is responsible for ensuring that appropriate procedures, internal controls and processes are established to manage operational risks and to comply with corporate policies. A variety of supporting programs are in place to provide additional assurance that operational risks are appropriately managed, including business continuity, internal controls and reputation.
Independent Evaluation
Our Internal Audit & Evaluation (IAE) group independently monitors and reports on the effectiveness, adequacy and sustainability of business processes, risk management processes and related internal controls used by management to achieve our business objectives. All activities within the entity are within the scope of the internal audit group’s responsibility, including the processes designed by management to manage operational risk. IAE uses a risk-based audit methodology that is reflective of the Institute of Internal Auditor’s best practices. IAE reports directly to the Audit Committee of the Board of Directors, in addition to communicating results to executive management.
IAE’s risk-based audit methodology includes input from management self-assessment.
Business Continuity Plan
We have had a mature and comprehensive Business Continuity Plan (BCP) in place since 1998. Diligent testing has been performed covering all aspects of the BCP on a regular basis, including command and control, supplier performance, infrastructure restart and recovery and, most importantly, the effectiveness and viability of the plans for the business teams. We have activated the BCP plan on more than one occasion and it has performed extremely well, maintaining the business and service to the customers with minimal disruption.
Corporate Social Responsibility
Our commitment to Corporate Social Responsibility (CSR) is built upon five essential pillars: business ethics, the environment, transparency, community investment and organizational climate. We have made a significant investment in time and resources on all of these fronts and have made CSR a central part of our ongoing business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. We strive to maximize Canadian exporter growth potential, while being conscientious of the environmental impacts of our business and acting in accordance with the highest ethical standards, as well as investing in our communities and our employees.
Employee Opinion Survey
A key method by which we monitor our exposure to people-related operational risks is the bi-annual Employee Opinion Survey. This survey gives us a mechanism to gather employee input on climate conditions that enable or inhibit key drivers of performance. These results drive action plans to build on our strengths and support the corporate values.
Capital Management
In June of 2006 our Board of Directors approved a new Capital Adequacy Policy. This policy ensures that we are appropriately capitalized and that our capital position is identified, measured, monitored, controlled, and regularly reported to the Board of Directors. The main highlights of the new policy are the introduction of two new demand components (business risk and strategic risk) and the selection of our targeted solvency to AA from AAA.
Capital adequacy is a measurement of the demand for capital, that is, the amount of capital required to cover the credit, market, operational, business, and strategic risks we have taken compared to the supply of capital or the existing capital base. The demand is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, market and operational risk, business risk on lending, insurance and treasury operations along with a designated capital allocation for strategic initiatives under strategic risk. The supply is determined by our financial statements and consists of paid-in share capital, retained earnings (excluding the impact of unrealized fair value adjustments) and allowances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.
Over the last 12 months our capital position has significantly overachieved its AA solvency rating target. This was mainly attributable to the restructuring of the aerospace portfolio along with increased risk mitigation activities including the increase in the policy limit on our risk mitigation insurance policy within the aforementioned portfolio.
78     Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
The following table represents the breakdown of the demand on capital by type of risk in comparison to the supply of capital. The figures for 2005 have been restated to be compliant with the new Capital Adequacy Policy.

($ in millions)	2006	2005
Demand for Capital

Credit risk	4,000	4,427
Market risk	1,130	1,206
Operational risk	324	301
Business risk	—	—
Strategic risk	1,250	1,239

Total demand	$6,704	$7,173

Supply of capital	$8,331	$7,564

EDC rating	AAA	AAA

($ in millions)	2006	2005
Capital Ratios

Tier 1 capital
Paid in share capital	983	983
Retained earnings*	4,942	3,686

Total tier 1 capital	5,925	4,669
Tier 2 capital
Allowances	2,406	2,895

Total capital	$8,331	$7,564

Tier 1 to risk weighted assets (exposure)**	23.1%	19.4%
Total capital to risk weighted assets	32.5%	31.4%
Total equity to total assets	26.0%	23.7%

*	Retained earnings excludes the impact of unrealized fair value adjustments.

**	Risk weighted exposure: Internally developed models are used to determine the risk weights to reflect five risk parameters: probability of default, severity of loss in the event of default, term of the exposure, size of the exposure and spread of risk concentration. Risk weighted exposures are then measured based on the risk weights.
Future Direction
Risk Management practices across the global banking industry continue to evolve in sophistication and relevance to decision making. The Bank for International Settlements’ Capital Accord, commonly referred to as Basel I (International Convergence of Capital Measurement and Capital Standards; Basel Committee on Banking Supervision (July 1988), as amended) originally developed in 1988 by the Basel Committee on Banking Supervision, marked the first step toward soundness and stability of the international banking system. More recently, the Basel Committee on Banking Supervision has developed a revised framework, Basel II (International Convergence of Capital Measurement and Capital Standards: A Revised Framework; Basel Committee on Banking Supervision — June 2004), designed to promote the adoption of stronger risk management practices. The coincident evolution of the Basel II Capital Framework and the development of capital modeling applications, have elevated the role of capital management in financial institution risk management and business decision making.
Though we are not subject to the regulatory requirements applicable to the commercial banking industry, the Basel II framework is an important guideline and reference point in the ongoing development of our risk management practices and policies.
The heart of such practices is capital adequacy. The goal of the risk management practices and processes is to ensure that we have at all times sufficient capital to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.
While risk management is a continually evolving competency, the goal of risk management is a constant. The ability to fully characterize, quantify and manage risk in capital terms is the guiding objective for all future enhancements.
EDC Annual Report 2006     79

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
A summary of our significant accounting policies can be found in note 2 to the December 2006 consolidated financial statements. The accounting policies discussed below are considered particularly important, as they require management to make certain assumptions and estimates based on information available as at the date of the financial statements. We have established procedures to ensure that accounting policies are applied consistently and that the process for changing methodologies is well controlled, and occurs in an appropriate and systematic manner. Critical accounting estimates include the allowance for losses on loans, loan commitments and guarantees, the determination of the primary beneficiary of variable interest entities, the allowance for claims on insurance and financial instruments measured at fair value. Assumptions made for pension and other benefit plans are discussed in the Employee Future Benefits and Other Benefit Plans section in note 26 of the financial statements.
Allowance for Losses on Loans, Loan Commitments and Guarantees
The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of probable credit losses. The allowance includes both general and specific components. Management determines the allowances using various assumptions based on its assessment of the impact of recent events and changes in economic conditions and trends. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.
The purpose of the general allowance is to provide an estimate of probable incurred losses inherent in the loans portfolio that as yet have not been identified on an individual loan basis. Management judgment is required with respect to management’s assessment of probabilities of default, loss severity in the event of default, review of credit quality for internally rated obligors as well as the impact of industry trends and risk concentrations on the portfolio and the required allowance.
Specific allowances are established on an individual basis for loans that management has determined to be impaired. When a loan is considered impaired the carrying value of the loan is reduced to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows, residual values of underlying security, as well as the initial judgment as to whether the loan is impaired or performing.
Additional information on the methodology for determining allowances for losses on loans, loan commitments and guarantees can be found in note 2 to the financial statements.
Allowance for Claims on Insurance
The allowance for claims on insurance represents our estimated future claims under the terms and conditions of our insurance policies.
The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance programs and is derived from our own experience. Management judgment is required in estimating the variables that are part of the actuarial calculation of the allowance. These variables include severity of loss, frequency of claim and discount rates used. Management judgment is also used in selecting the confidence level for adverse deviation.
Financial Instruments Measured at Fair Value
In accordance with GAAP, certain financial instruments are recognized on the balance sheet at their fair value. These financial instruments are comprised of trading portfolio securities and derivative financial instruments. Fair value is defined as the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
The fair value of trading portfolio securities is estimated using observable market prices. If such prices are not available, a valuation model is used that is consistent with accepted economic pricing methodologies. The fair value of derivative financial instruments is calculated using established industry-standard pricing models since these derivative financial instruments are not actively quoted in the market. In determining the assumptions to be used in these pricing models, we rely primarily on observable market inputs including current market spot and forward exchange rates as well as current market swap rates.
The use of methodologies, models and assumptions in measuring the fair value of these financial assets and liabilities is governed by our Market Risk Management department, which is not involved in trading the financial assets and liabilities and therefore provides an independent valuation. Our accounting functions utilize these independent valuations in recognizing and measuring our transactions.
Future Accounting Changes
Financial Instruments
The CICA has issued three new accounting standards: Section 1530, Comprehensive Income; Section 3855, Financial Instruments -Recognition and Measurement and Section 3865, Hedges. These pronouncements establish standards for the recognition and measurement of financial instruments. These standards are effective for us beginning January 1, 2007 and will be applied on a prospective basis.
Section 1530 introduces a new component of the balance sheet entitled Accumulated Comprehensive Income which is classified as part of shareholder’s equity. A Consolidated Statement of Comprehensive Income will be included with our financial statements which will include net income and the components of other comprehensive income. Other comprehensive income holds any unrealized gains and losses resulting from the change in market value on assets that are classified as available-for-sale. Upon realization of these gains and losses, the associated amounts are brought into the current period’s income.
80 Anticipating the Needs of a Trading Nation

Management’s Discussion and Analysis
Upon initial adoption of the new Section 3855, we will be required to classify each of our financial assets as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables; and our financial liabilities as held-for-trading or other liabilities.
Our loan assets will be classified as loans and receivables and accounted for on an amortized cost basis. We currently use this method of accounting for our loans, thus there will not be a significant accounting impact resulting from the adoption of these standards. Our trading portfolio, which is currently accounted for on a fair value basis, and our marketable securities investments will be classified as held-for-trading. Held-for-trading financial assets will be accounted for on a fair value basis with both realized and unrealized gains and losses recorded in net income. Our remaining investments and existing held-to-maturity portfolio securities will be classified as available-for-sale. Financial assets classified as available-for-sale will be accounted for on a fair value basis with unrealized gains and losses recorded in other comprehensive income.
The new standards permit any financial instrument to be designated as held-for-trading. We will designate a portion of our debt instruments as held-for-trading and thereby measure them at fair value with any gains or losses offsetting the gains or losses on their related derivatives. It is anticipated that this will reduce the income volatility resulting from the implementation of Emerging Issues Committee Abstract 128 — Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments (EIC-128) in 2004. EIC-128 requires that all derivatives be recorded at fair value, while not allowing for the underlying bonds to be accounted for in the same manner. The remaining financial liabilities will be classified as other liabilities and will be measured at amortized cost.
We will continue to recognize our derivative financial instruments as either assets or liabilities and measure them at fair value with the gain or loss recorded in net income. Since the implementation of EIC-128, we have highlighted the unrealized gains and losses that result from recording the fair value of the derivative financial instruments as the “Unrealized Fair Value Adjustment”. After the implementation of the new accounting standards, these gains and losses will no longer be segregated on the income statement.
In 2007, we intend to designate certain foreign currency-denominated funding instruments as a fair value hedge of the foreign currency risk exposure associated with certain available-for-sale assets. As a result of this hedging relationship, foreign currency translation gains and losses on available-for-sale assets, which would otherwise be recognized in other comprehensive income, would be recognized in net income.
In accordance with these new standards, the carrying amount of our financial assets and liabilities will be re-measured as appropriate on January 1, 2007. The adjustment to their carrying values will be recognized as an adjustment to opening retained earnings, except where a financial asset is classified as available-for-sale. Adjustments to the carrying values of available-for-sale assets will be included in the opening balance of Other Comprehensive Income.
In December 2006, the CICA issued two new accounting standards: Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation, which will become effective for us on January 1, 2008. We are currently assessing the impact of these new standards on our financial statements.
Contractual Obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.
We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we made, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding as well as unallocated, confirmed lines of credit.
Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.
The table below provides a summary of our future contractual commitments:

($ in millions)	Under	1 to 3	3 to 5	Over
At December 31, 2006	1 year	years	years	5 years	Total

Long-term debt	4,249	1,497	3,266	1,863	10,875
Long-term payable	8	22	15	72	117
Undisbursed loan commitments	2,114	1,056	601	225	3,996
Letters of offer accepted and outstanding	—	1,803	—	—	1,803
Confirmed LOC	29	78	16	336	459
Operating leases	16	29	28	—	73
Purchase obligations	28	2	—	—	30

Total	$6,444	$4,487	$3,926	$2,496	$17,353

EDC Annual Report 2006     81

Financial Reporting Responsibility
Financial Reporting
Responsibility
Peter Allen, FCA
Executive Vice-President and
Chief Financial Officer
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the determination of the primary beneficiary of variable interest entities, the allowance for losses on loans, the allowance for loan commitments and guarantees, the allowance for claims on insurance, financial instruments measured at fair value, and employee future benefits. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
     In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.
     The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.
     Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in note 27 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.
     The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Eric Siegel	Peter Allen, FCA
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
February 16, 2007
82     Anticipating the Needs of a Trading Nation

Auditor’s Report
Auditor’s Report
To the Minister of International Trade
I have audited the consolidated balance sheet of Export Development Canada as at December 31, 2006 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Financial Administration Act, I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding year.
     Further, in my opinion, the transactions of the Corporation and of its wholly-owned subsidiary that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of the Corporation and the charter and the by-laws of its wholly-owned subsidiary.

Sheila Fraser, FCA
Auditor General of Canada

Ottawa, Canada
February 16, 2007
EDC Annual Report 2006     83

Consolidated Financial Statements
Consolidated Financial Statements
Consolidated Balance Sheet

as at December 31
($ in millions)	2006	2005

Assets
Cash and Investments
Cash and cash equivalents	223	152
Marketable securities (note 3)	3,075	3,030
Investments (note 4)	38	64
Accrued interest	17	17

	3,353	3,263

Financing and Leasing Assets
Loans receivable (notes 5 and 6)	18,814	16,297
Allowance for losses on loans (note 7)	(1,674)	(2 ,148)
Risk mitigation insurer’s share of loan allowance (note 8)	61	124
Equipment available for lease (note 9)	233	114
Accrued interest and fees	249	182

	17,683	14,569

Other
Recoverable insurance claims (note 14)	61	67
Reinsurers’ share of allowance for claims (note 15)	67	40
Derivative related amounts (note 23)	1,498	1,725
Other assets	163	65

	1,789	1,897

Total Assets	$22,825	$19,729

Liabilities and Shareholder’s Equity
Loans Payable (note 18)
Loans payable	14,961	13,424
Accrued interest	179	153

	15,140	13,577

Other Liabilities and Deferred Revenue
Accounts payable and other credits	257	110
Deferred insurance premiums	72	54
Derivative related amounts (note 23)	530	333
Allowance for loan commitments and guarantees (note 7)	394	355
Allowance for claims on insurance (note 15)	446	536

	1,699	1,388

Loan Commitments and Contingent Liabilities (notes 10 and 12)
Shareholder’s Equity (note 21)
Share capital	983	983
Retained earnings	5,003	3,781

	5,986	4,764

Total Liabilities and Shareholder’s Equity	$22,825	$19,729

See accompanying notes.
Approved by the Board of Directors

Lise Lachapelle	Eric Siegel
Director	Director
84     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
Consolidated Statement of Income and Retained Earnings

for the year ended December 31
($ in millions)	2006	2005

Financing and investment revenue:
Loans	1,174	1,155
Operating lease revenue (note 9)	4	—
Debt relief (note 25)	261	64
Investment portfolio	123	123

	1,562	1,342
Interest expense	628	494
Leasing and financing related expenses	19	—

Net Financing and Investment Income	915	848
Insurance Premiums and Guarantee Fees (note 13)	159	156
Other Income (note 16)	9	—
Reversal of Provision for Credit Losses (note 17)	(376)	(513)

Income after reversal of provision for credit losses	1,459	1,517
Administrative Expenses	203	182

Income before unrealized fair value adjustment	1,256	1,335
Unrealized Fair Value Adjustment (note 23)	(34)	(4 8)

Net Income	1,222	1,287

Retained Earnings
Beginning of year	3,781	2,494

End of year	$5,003	$3,781

See accompanying notes.
EDC Annual Report 2006     85

Consolidated Financial Statements
Consolidated Statement of Cash Flows

for the year ended December 31
($ in millions)	2006	2005

Cash Flows from (used in) Operating Activities
Net income	1,222	1,287
Adjustments to determine net cash from (used in) operating activities
Reversal of provision for credit losses	(376)	(513)
Unrealized fair value adjustment	34	48
Changes in operating assets and liabilities
Accrued interest and fees receivable	(419)	(247)
Accrued interest and fees payable	25	31
Derivative related interest receivable	(7)	10
Derivative related interest payable	17	(3)
Other	136	15

Net cash from operating activities	632	628

Cash Flows from (used in) Investing Activities
Loan disbursements	(8,343)	4,574)
Loan repayments	6,113	5,848
Purchases of marketable securities	(38,677)	(45,795)
Sales/maturities of marketable securities	38,637	45,439
Maturities of investments	26	4

Net cash from (used in) investing activities	(2,244)	922

Cash Flows from (used in) Financing Activities
Issue of long-term loans payable	1,907	1,008
Repayment of long-term loans payable	(2,749)	(2,265)
Change in derivative related receivable	137	109
Change in derivative related payable	134	104
Change in short-term loans payable	2,251	(420)

Net cash from (used in) financing activities	1,680	(1,464)

Effect of exchange rate changes on cash and cash equivalents	3	(8)

Net increase in cash and cash equivalents	71	78

Cash and Cash Equivalents
Beginning of year	152	74

End of year	$223	$152

Represented by
Cash	173	152
Treasury bills	50	—

	$223	$152

Supplemental information
Cash paid for interest	$591	$455

See accompanying notes.
86     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
1. Corporate Mandate
Export Development Canada (the “Corporation” or “EDC”), was established on October 1,1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada that was last amended effective December 21, 2001. The Act provides that the Corporation was established for the purposes of supporting and developing, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. The Corporation is named in Part I of Schedule III to the Financial Administration Act and is accountable for its affairs to Parliament through the Minister of International Trade.
We incorporated Exinvest Inc. as a wholly-owned subsidiary (the “Subsidiary”) under the Canada Business Corporations Act in 1995.
Our earnings and those of our Subsidiary are not subject to the requirements of the Income Tax Act.
We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital, and $20.0 billion which amount may be varied in an appropriation act. At the end of December 2006, the amount of these contingent liabilities is $19.3 billion (2005 — $16.5 billion).
We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue, are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2006 is $71.5 billion (2005 — $52.2 billion), against which borrowings amounted to $15.0 billion (2005 — $13.4 billion).
2. Summary of Significant Accounting Policies
Basis of Presentation
Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to Canadian GAAP.
Basis of Consolidation
Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our subsidiary and variable interest entities (VIE’s) for which we are determined to be the primary beneficiary. Intercompany transactions and balances have been eliminated.
Use of Estimates and Assumptions
To prepare our financial statements in accordance with Canadian GAAP, it is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the allowance for losses on loans, loan commitments and guarantees (note 7), the determination of the primary beneficiary of variable interest entities (note 11), the allowance for claims on insurance (note 15), financial instruments measured at fair value (note 24) and employee future benefits (note 26).
Management determines the allowances using various assumptions, based on its assessment of the impact of recent events and changes in economic conditions and trends. These assumptions include probability of default, loss severity in the event of default and various formulas based on credit quality of counterparties. The allowance estimates are reviewed periodically during the course of the year as required and in detail as at the date of the financial statements. Actual losses on loans and liabilities for contingencies incurred may vary significantly from management’s estimates. The uncertainty in the estimation process arises, in part, from the use of historical data to identify and quantify credit deterioration. While historical data may be the most reliable basis available to calculate these amounts, economic events may occur in the near term that render previous assumptions invalid and cause a material change to management’s estimates.
Estimates are also made in the determination of the fair values of our financial instruments, particularly concerning the amount and timing of future cash flows and discount rates. The uncertainty in this valuation process arises mainly from the use of rates including forward exchange rates and swap rates which are current at a point in time but change as financial market conditions change. Actual results may differ significantly from estimates, the impact of which would be recorded in future periods.
EDC Annual Report 2006     87

Consolidated Financial Statements
Cash and Cash Equivalents
Cash equivalents represent short-term highly liquid investments that are readily convertible into cash and that are subject to an insignificant risk of changes in value. Cash and cash equivalents on our balance sheet include cash and treasury bills. Cash flows arising from transactions in a foreign currency are translated at the yearly average exchange rate on the consolidated statement of cash flows.
Marketable Securities
We hold marketable securities for liquidity purposes. The size and nature of the marketable securities portfolio is governed by Board approved policy. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency (Standard & Poor’s (S&P), Moody’s or Dominion Bond Rating Service (DBRS)) of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions greater than three years.
Marketable securities are divided into two portfolios, the held-to-maturity portfolio and the trading portfolio, to reflect management’s intent with respect to these securities. Performance for both portfolios is measured against appropriate benchmarks.
Held-to-maturity portfolio securities are comprised of debt securities originally purchased with the intention of being held to maturity but may be sold in response to changes in liquidity needs, changes in interest rates, changes in credit risk or to rebalance the portfolio to better match its benchmark index. These securities are carried at amortized cost, with coupon interest and straight-line amortization of premiums and discounts recorded in investment portfolio revenue. Gains and losses on sales of these securities are recognized as other income. In the case of a significant and other than temporary loss in the value of a held-to-maturity portfolio security, the security would be written down to its fair value at the time of impairment, with the adjustment charged to other income.
Trading securities are comprised of debt securities bought and held principally for the purpose of selling them in the near term. These securities are carried at fair value. Realized and unrealized gains and losses on the short-term securities are included in investment portfolio revenue while gains and losses on the long-term securities are included in other income. For the purposes of determining gains and losses, the carrying cost of trading securities is calculated on an average cost basis.
Investments
Investments are comprised of restricted cash and debt securities held by our subsidiary Exinvest and notes issued by related parties. The debt securities and notes are intended to be held to maturity and are carried at amortized cost, with coupon interest and straight-line amortization of premiums and discounts recorded in investment portfolio revenue. In the case of a significant and other than temporary loss in the value of an investment, the investment would be written down to its fair value at the time of impairment, with the adjustment charged to other income.
Loans Receivable
Loans receivable are stated net of non-accrued capitalized interest and deferred loan revenue. Loan revenue is recorded on an accrual basis, except for impaired loans as further described below. While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other income. Losses on sales of impaired loans are reported in the provision for credit losses.
Impaired Loans
Loans are classified as impaired when, in the opinion of management, any of the following criteria are met:

▶	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest;
▶	for commercial loans, when there are payment overdues of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt; or
▶	management considers it prudent to cease accruing interest on the loan.
When a loan is classified as impaired, the accrual of interest ceases, and any previously accrued but unpaid interest is reversed against loan revenue. Any payments received on a loan that has been classified as impaired are credited to the carrying value of the loan including interest payments which are recorded as non-accrued capitalized interest. Interest and fees that have been capitalized as principal through the rescheduling or restructuring of an impaired loan are also credited to the carrying value of the loan by recording them as non-accrued capitalized interest.
No portion of cash received on a loan subsequent to its classification as impaired is recorded as loan revenue until such time as the loan is restored to performing status or the carrying value of the loan is determined to be unreasonably low compared to its net realizable value which is calculated using the estimated discounted future cash flows. Cash received on an impaired loan with a carrying value of zero is recorded as income.
Loans are restored to performing status when it is determined that there is a reasonable assurance of full and timely collection of principal and interest. Rescheduled loans are considered performing unless they meet the criteria of impaired loans. When we restore an impaired loan to an accrual basis, any non-accrued capitalized interest as a result of cash payments received is recognized in income immediately and any remaining non-accrued capitalized interest is recognized over the remaining term of the loan.
88     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
Foreclosed Assets
Assets that are returned to us1 because of default under loan agreements are classified as held for use or available for sale according to management’s intention. Those classified as held for use are recorded at fair value and included in equipment available for lease. Those classified as available for sale are recorded at fair value less costs to sell and included in other assets. Any write-downs at recognition are reported in the provision for credit losses and any gains recorded in other income. Fair value is determined based on market prices obtained from an independent appraiser.
Allowance for Losses on Loans, Loan Commitments and Guarantees
The allowance for losses on loans, loan commitments and guarantees is based on a review of all loans, loan guarantees and commitments to commercial and sovereign borrowers and represents management’s best estimate of probable credit losses. The allowance includes both general and specific allowances.
General allowances are comprised of the base allowance calculated using counterparty credit ratings, loss severity, market overlays, and a counterparty concentration allowance. General allowances are calculated using probable credit losses for performing loans, loan guarantees, and loan commitments (including letters of offer). Amounts for loan commitments are factored to provide for the estimated usage rate of the commitment.
For the base allowance, we classify our performing loans, loan commitments and guarantees into seven exposure categories. For the first six categories, we separate our exposures into portfolios representing commercial and sovereign risks. These two portfolios are then separated into low risk (greater than A-) and emerging market countries. Commercial risk for both low risk and emerging market countries are further divided into secured and unsecured exposures. The seventh exposure category represents loan assets that have been designated as watchlist items, which require a higher degree of monitoring and loan allowance. We also assign credit ratings to our performing commercial and sovereign loans using a rating system of fourteen credit grades (AA grade to C grade). The seven exposure categories, as well as the fourteen credit grades, are consistent with the categorization and ratings used by our credit risk management policies. Based on the credit rating and exposure category, we then establish an appropriate general allowance. Provision rates for emerging market exposures are further adjusted reflecting the added risk inherent in this sector. Loss severity is determined based on our historical loan loss rates and by management estimates for each of our exposure categories and default rates are based on the average of Moody’s and Standard & Poor’s default tables.
In addition, market overlays are provided for those countries and industries which are currently experiencing downward or upward trends. These overlays are needed because of the time delay that exists between market events and announcement of credit rating changes.
We have a number of significant single name counterparty concentrations as a result of our mandate. A counterparty concentration allowance is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This level is assessed at 10% of our shareholder’s equity before the impact of the unrealized fair value adjustment determined in accordance with the previous year’s audited financial statements.
Specific allowances are established on an individual loan basis to recognize credit losses. When a loan is considered impaired, the carrying value of the loan is reduced to its estimated realizable value using appropriate market values. When market values are not available, the estimated realizable value is determined by discounting expected cash flows at rates inherent in the loan. The amount of initial impairment and any subsequent changes due to the re-evaluation of estimated future cash flows are recorded through the provision for credit losses as an adjustment to the specific allowance for impaired loans.
Loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely. Loan write-offs are charged against the allowance for losses on loans.
The general allowances for performing loans and specific allowances for impaired loans are shown as a reduction to loans receivable on the balance sheet. General and specific allowances for loan commitments and guarantees are shown as a liability on the balance sheet.
Risk Mitigation Insurance
In order to create capacity for new financing transactions in portfolios with significant concentrations, we purchased risk mitigation insurance that would provide a pre-determined level of cash flows on an existing pool of secured financing transactions in case of a loss due to default by an obligor. The effect of this insurance policy is to offset a portion of our loan allowance. The offset is determined by calculating the amount of loan allowance related to the insured amount, based on a pro rata credit risk allocation from the pool of insured assets. The exposure to the obligor is replaced by our exposure to the insurer. An allowance on this exposure and an estimate of the outlays required to maintain the assets in a saleable condition are subtracted from the amount calculated above to arrive at the overall offset to the loan allowance. The premiums paid are deducted from loan revenue.

1.	All aircraft returned to us for which the equity interest has been foreclosed have been registered with a number of trusts, of which we are the sole beneficiary.
EDC Annual Report 2006     89

Consolidated Financial Statements
Equipment Available for Lease
Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While we do not in the ordinary course of business act as lessor, from time to time we may engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses. Depreciation is calculated on a straight-line basis over the remaining useful life of the aircraft after consideration of any residual value. The maximum remaining useful life is 20 years. Depreciation as well as insurance and other costs related to the equipment available for lease are included in leasing and financing related expenses. Operating lease revenue is recognized on a straight-line basis over the terms of the underlying leases.
Deferred Revenue
Deferred loan revenue included in loans receivable and comprised of exposure and administration fees, is recognized as loan revenue and amortized as a yield increment over the term of the related loan. Guarantee fee revenue is recognized as income together with insurance premium revenue and is amortized over the term of the related guarantee.
Recoverable Insurance Claims
Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered from third parties net of any recovery through reinsurance agreements and are recorded at estimated recoverable values. Subsequent net gains or losses on recovery are credited or charged to the allowance for claims on insurance when recoverable values are re-estimated.
Allowance for Claims on Insurance
The allowance for claims on insurance represents our estimated future claims under the terms and conditions of our insurance policies. Included in the allowance are amounts for reported claims, incurred but not reported claims, and management’s best estimate of the net present value of net future claims under existing policies. The allowance is based on an actuarial valuation of the insurance policy and claim liabilities and is reviewed continuously by management. The actuarial valuation uses simulation techniques and is based on assumptions (severity of loss, frequency of claim, and discount rates used) relevant to the insurance programs which are derived from our own experience. The valuation process conforms to the recommendations of the Canadian Institute of Actuaries. Any adjustments are reflected in the provision for credit losses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.
In 2006, we undertook a review of our allowance for claims on insurance. The purpose of the review was to ensure the methodology used would best reflect our assumed risk and to ensure the methodology continues to be consistent with the Standards of Practice of the Canadian Institute of Actuaries. We conducted the review jointly with an appointed actuary. The refinements for the valuation of policy liabilities include new methods to capture underlying risk exposure, to reflect the differences between large and small policies, and for the selection of the provisioning level. The refinement for the claims liabilities was an approach more closely tied to the mean expectation of the historical development of claim activity. The change in methodology represents a change in estimate and prior periods have not been restated.
Insurance Premiums
Short-term insurance premiums are taken into income when underlying sales are declared by the policyholders. Premiums on other insurance policies are deferred and taken into income using methods that generally reflect the exposures over the terms of the policies and are amortized over the life of the policies on a straight line basis.
Reinsurance
In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured. We also assume reinsurance and thereby take on risk. We enter into these arrangements to fulfill our mandate to support Canadian exporters. Reinsurance premiums and recoveries on claims incurred are recorded to their respective income and balance sheet accounts. Unearned premiums ceded to reinsurers and estimates of amounts recoverable from reinsurers on paid claims are deducted from deferred premiums and recoverable claims respectively. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy.
90     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
Derivative Financial Instruments
We use a variety of derivative financial instruments (“derivatives”) to manage market risk, including foreign exchange fluctuations and changes in interest rates. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors. Where we have a collateral agreement, the counterparty must have a minimum credit rating from an external credit rating agency (S&P, Moody’s or DBRS) of A–. In transactions where we do not have a collateral agreement with the counterparty, the counterparty must have a minimum external credit rating of A for transactions of less than three years, and a minimum external credit rating of AA– for transactions greater than three years.
We do not apply hedge accounting to our derivatives. Derivatives are recognized on the balance sheet upon the settlement date except for FX forwards, which are recognized on the balance sheet upon the trade date, and removed from the balance sheet when they expire or are terminated. Both on initial recognition and subsequently, each derivative is recognized as either an asset or a liability on the balance sheet at its fair value. Derivatives with a positive fair value are reported as derivative related amounts as a component of total assets. Derivatives with a negative fair value are reported as derivative related amounts as a component of liabilities and shareholder’s equity.
Unrealized Fair Value Adjustment
Under Canadian generally accepted accounting principles, separate line item disclosure before net income would normally only be provided in the case of an extraordinary item or from an item resulting from transactions or events that have some but not all the characteristics of extraordinary items. The unrealized fair value adjustment is neither an extraordinary item nor an item resulting from transactions or events that have some but not all the characteristics of extraordinary items. However, in management’s view, this presentation provides better disclosure of the nature and impact of this amount.
The change in the fair value of derivatives is recognized in income in the period in which it occurs. Income and expenses determined using the accrued cost measurement basis are included with the income and expenses of the operations to which the derivative relates. The remaining change in fair value is reported separately in the income statement, before net income, as “unrealized fair value adjustment”. Management’s intention is to hold derivatives to maturity resulting in the cumulative unrealized gains and losses on individual derivative instruments netting to zero over the life of the instrument.
Translation of Foreign Currency
All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included with other income.
Interest Expense
Interest expense is recorded on an accrual basis. Interest expense includes expenses of commercial paper, bonds and derivative financial instruments.
Interest expense also includes straight-line amortization of issue expenses and any debt premium or discount. Gains and losses incurred when we repurchase our bonds or unwind our swaps related to those bonds, are credited or charged to interest expense at the time of settlement.
Employee Future Benefits
We maintain defined benefit pension plans and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits.
The accrued benefit obligations are actuarially determined using the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).
The discount rate used to determine the accrued benefit obligations was 5.2% for 2006 (2005 — 5.1%) based on market rates for long-term high-quality bonds. Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.
The defined benefits costs consist of the actuarially determined retirement benefits for the current year’s service, imputed interest on projected benefit obligations net of interest earned on any plan assets and the amortization of actuarial gains or losses and other items over the average remaining service period of active employees expected to receive benefits under the plans. For 2006 the average remaining service period of the active employees covered by the pension plans was 12 years (2005 — 13 years). For the other benefit plans it was 13 years (2005 — 13 years).
Actuarial gains or losses arise from the difference between actual long-term rate of return and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. They are amortized over the average remaining service period of active employees expected to receive benefits under the plans only if the net actuarial gain or loss at the beginning of the year is in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets.
The cumulative difference between the defined benefits pension plans costs and funding contributions is included in other assets or accounts payable and other credits as applicable.
Adoption in fiscal 2000 of the Canadian Institute of Chartered Accountants (CICA) new standard for recording employee future benefits resulted in a transitional obligation with respect to the non-pension post-retirement benefit plans. The transitional obligations with respect to the retiring allowance plan and the other post-retirement benefit plans are being amortized into income over 14 and 20 years respectively.
EDC Annual Report 2006     91

Consolidated Financial Statements
Future Accounting Changes — Financial Instruments
In January 2005, the CICA issued three new accounting standards: Section 1530, Comprehensive Income; Section 3855, Financial Instruments —Recognition and Measurement; and Section 3865, Hedges. These pronouncements establish standards for the recognition and measurement of financial instruments. These standards are effective for us beginning January 1, 2007, and will be applied on a prospective basis.
Section 1530 introduces a new component of the balance sheet entitled Accumulated Comprehensive Income, which is classified as part of shareholder’s equity. A Consolidated Statement of Comprehensive Income will be included with our financial statements which will include net income and the components of other comprehensive income. Other comprehensive income holds any unrealized gains and losses resulting from the change in market value on financial assets that are classified as available-for-sale. Upon realization of these gains and losses, the associated amounts are brought into the current period’s income.
Upon initial adoption of the new Section 3855, we will be required to classify each of our financial assets as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables; and our financial liabilities as held-for-trading or other liabilities.
Our loan assets will be classified as loans and receivables and accounted for on an amortized cost basis. We currently use this method of accounting for our loans, thus there will not be a significant accounting impact resulting from the adoption of these standards. Our trading portfolio, which is currently accounted for on a fair value basis, and our marketable securities investments will be classified as held-for-trading. Held-for-trading financial assets will be accounted for on a fair value basis with both realized and unrealized gains and losses recorded in net income. Our remaining investments and our existing held-to-maturity portfolio securities will be classified as available-for-sale. Financial assets classified as available-for-sale will be accounted for on a fair value basis with unrealized gains and losses recorded in other comprehensive income.
The new standards permit any financial instrument to be designated as held-for-trading. We will designate a portion of our debt instruments as held-for-trading and thereby measure them at fair value with any gains or losses offsetting the gains or losses on their related derivatives. It is anticipated that this will reduce the income volatility resulting from the implementation of Emerging Issues Committee Abstract 128 —Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments (EIC-128) in 2004. EIC-128 requires that all derivatives be recorded at fair value, while not allowing for the underlying bonds to be accounted for in the same manner. Our remaining financial liabilities will be classified as other liabilities and will be measured at amortized cost.
We will continue to recognize our derivative financial instruments as either assets or liabilities and measure them at fair value with the gain or loss recorded in net income. Since the implementation of EIC-128, we have highlighted the unrealized gains and losses that result from recording the fair value of the derivative financial instruments as the “Unrealized Fair Value Adjustment” (see discussion above). After the implementation of the new accounting standards, these gains and losses will no longer be segregated on the income statement.
In 2007, we intend to designate certain foreign currency-denominated funding instruments as a fair value hedge of the foreign currency risk exposure associated with certain available-for-sale assets. As a result of this hedging relationship, foreign currency translation gains and losses on available-for-sale assets, which would otherwise be recognized in other comprehensive income, would be recognized in net income.
In accordance with these new standards, the carrying amount of our financial assets and liabilities will be re-measured as appropriate on January 1, 2007. The adjustment to their carrying values will be recognized as an adjustment to opening retained earnings, except where a financial asset is classified as available-for-sale. Adjustments to the carrying values of available-for-sale assets will be included in the opening balance of Other Comprehensive Income.
In December 2006, the CICA issued two new accounting standards: Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation, which will become effective for us on January 1, 2008. We are currently assessing the impact of these new standards on our financial statements.
92     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
3. Marketable Securities
We maintain liquidity sufficient to meet general operating requirements, to maintain stability in the short-term borrowing program and to provide flexibility in achieving corporate objectives. In order to meet these varied needs, marketable securities are held in either the held-to-maturity portfolio or the trading portfolio. Held-to-maturity securities are purchased with the intention of being held to maturity but may be sold in response to changes in liquidity needs, changes in interest rates, changes in credit risk or to rebalance the portfolio to better match its benchmark index. Trading securities are those bought and held principally for the purpose of selling them in the near term.

($ in millions)	2006			2005
	Portfolio
Issued or guaranteed by:	Held-to-maturity	Trading	Total	Total

Financial institutions	994	527	1,521	1,443
U.S. government	423	156	579	569
Asset backed trusts	22	329	351	332
U.S. Agency	193	123	316	335
Corporate	83	181	264	312
Canadian government*	15	12	27	39
Other government	—	17	17	—

Total marketable securities	$1,730	$1,345	$3,075	$3,030

*	Canadian government includes federal, provincial, and municipal governments and Crown corporations.
The following table provides a breakdown of our marketable securities by remaining term to maturity and shows how derivative financial instruments have been used to manage the interest rate and foreign currency exposures of the marketable securities in our held-to-maturity portfolio. Although we measure our derivative financial instruments at their fair value on the financial statements, they are shown below at their accrued cost (the same measurement basis as the held-to-maturity portfolio) in order to provide an appropriate basis for comparison.

($ in millions)	2006				2005
	Remaining term to maturity
	Under 1	1 to 3	Over 3
	year	years	years	Total	Total

Held-to-maturity portfolio
Fixed rate securities	14	365	431	810	801
Derivative financial instruments	—	(7)	—	(7)	(24)

Subtotal	14	358	431	803	111

Yield to maturity %	4.49	4.52	4.85	4.78	4.21
Floating rate securities	920	—	—	920	795
Derivative financial instruments	1	6	—	7	24

Subtotal	921	6	—	927	819

Yield to reset %	4.78	5.81	—	4.81	3.56
Total held-to-maturity portfolio	935	364	431	1,730	1,596

Trading portfolio
Fixed rate securities	7	173	216	396	379
Floating rate securities	949	—	—	949	1,055

Total trading portfolio	956	173	216	1,345	1,434

Total portfolio before derivative related amounts	1,890	538	647	3,075	3,030
Derivative related amounts	1	(1)	—	—	—

Total marketable securities	$1,891	$537	$647	$3,075	$3,030

Credit exposure for swap contracts is a fraction of the notional amount of the instruments shown above, and is represented by the replacement cost of those contracts. Credit exposure for swap contracts held in the investment portfolio is included as part of note 23.
EDC Annual Report 2006     93

Consolidated Financial Statements
4. Investments
Investments include $37 million (2005 — $36 million) of restricted cash and securities held by our subsidiary Exinvest Inc., and a note issued by the Royal Canadian Mint, totaling $1 million (2005 — $28 million, which also included a note issued by the Vancouver Port Authority totaling $27 million that matured in 2006). The Royal Canadian Mint is related to us as a result of common ownership. This investment was transacted at fair value, made on the same terms as those with third parties with similar credit risk, and is recorded at cost.

($ in millions)	2006**	2005

Fixed rate investments	14	42
Floating rate investments	24	22

Total investments	$38	$64

Yield %*	4.95	3.50

*	Refers to yield to maturity for fixed rate investments, and yield to reset for floating rate investments.

**	All investments shown have a remaining term to maturity of under one year.
5. Loans Receivable
The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for US dollars and Prime for Canadian dollars.

($ in millions)	2006					2005
		Yield to					Yield to
	Fixed	maturity	Floating	Spread	Total	Fixed	maturity	Floating	Spread	Total
	$	$	$	%	$	$	%	$	%	$

Performing:
Overdue	24	6.52	27	1.62	51	24	5.54	11	3.81	35
2006	—	—	—	—	—	722	6.69	1,176	2.12	1,898
2007	912	6.52	1,318	1.86	2,230	726	7.01	728	1.97	1,454
2008	786	6.48	956	1.88	1,742	684	6.74	891	1.78	1,575
2009	790	6.57	1,333	1.39	2,123	686	6.76	890	1.52	1,576
2010	831	6.48	982	1.98	1,813	690	6.71	704	1.69	1,394
2011	854	6.48	2,173	1.17	3,027	737	6.69	493	1.32	1,230
2012-2016	3,360	6.49	2,075	1.57	5,435	2,767	6.61	1,002	1.48	3,769
2017 and beyond	1,116	6.69	483	1.20	1,599	869	6.72	353	1.32	1,222

Performing gross loans receivable	8,673	6.55	9,347	1.45	18,020	7,905	6.67	6,248	1.53	14,153
Impaired (note 6)	570	6.54	1,049	1.08	1,619	1,616	6.75	1,581	1.37	3,197

Gross loans receivable	$9,243		$10,396		$19,639	$9,521		$7,829		$17,350

Non-accrued capitalized interest on
Impaired loans (note 6)					(371)					(659)
Performing loans*					(121)					(147)
Deferred loan revenue and other credits**					(333)					(247)

Loans receivable					$18,814					$16,297

*	Represents the unamortized balance that accrued while the loan was impaired.

**	Represents deferred loan fee revenue of $255 million and cash receipts of $78 million related to impaired loans currently being restructured. (2005 — $247 million related to deferred loan revenue).
94     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
At the end of December 2006, the floating rate performing gross loans receivable yield was 6.69% (2005 — 5.81%) with an average term to reset of 95 days (2005 — 110 days).
The breakdown of our performing gross loans receivable between sovereign and commercial is as follows:

($ in millions)	2006					2005
		Yield to					Yield to
	Fixed	maturity	Floating	Spread	Total	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$	$	%	$	%	$

Sovereign	1,529	7.92	1,006	1.08	2,535	1,572	8.32	1,425	1.11	2,997
Commercial	7,144	6.28	8,341	1.51	15,485	6,333	6.30	4,823	1.69	11,156

Total performing gross loans receivable	$8,673	6.55	$9,347	1.45	$18,020	$7,905	6.67	$6,248	1.53	$14,153

We have country risk concentrations as outlined below:

($ in millions)	2006		2005
	Performing gross			Performing gross
Country	loans receivable	%	Country	loans receivable	%

United States	7,531	42	United States	6,037	43
Mexico	1,619	9	Canada	1,696	12
Canada	1,301	7	Mexico	1,038	7
China	1,106	6	Chile	480	3
United Kingdom	867	5	United Kingdom	437	3
Other	5,596	31	Other	4,465	32

Total	$18,020	100	Total	$14,153	100

We have single counterparty performing gross loans receivable totaling $1,925 million with one airline (2005 — $2,251 million with three airlines), $2,833 million with three surface transportation entities (2005 — $3,600 million with five surface transportation entities), and $549 million (2005 — $463 million) with an oil and gas entity. Four of these counterparties are located in the United States and one in Mexico.
We sold $77 million in financing assets to various counterparties in 2006 (2005 — $219 million). Loan sales totaled $73 million (2005 — $219 million) and included one performing loan totaling $15 million (2005 — $32 million). The loans were sold without recourse and the sales were done for an amount approximate to the loans’ carrying value resulting in no material gain or loss. The asset sales also include the sale of shares with a net carrying value of $4 million which were received through a loan restructuring. The shares were sold for $14 million which resulted in a gain of $10 million (2005-nil).
Non-accrued capitalized interest is a contractually determined amount typically representing rescheduled interest that would have been recognized on loans to borrowers if those loans were performing.
The following reflects the movement of non-accrued capitalized interest during the year:

($ in millions)	2006	2005

Balance at beginning of year	806	1,027
Capitalized during the year	17	62
Impaired interest and fees received	87	67
Amortization	(39)	(160)
Debt relief	(261)	(64)
Impaired interest and fees recognized	(92)	(34)
Foreclosed loans	(12)	(17)
Revaluation of sovereign impaired loans	(13)	(17)
Write-off	—	(4)
Foreign exchange translation	(1)	(54)

Balance at end of year	$492	$806

EDC Annual Report 2006     95

Consolidated Financial Statements
6. Impaired Loans Receivable
The following table shows the amount of impaired gross loans receivable, net of non-accrued capitalized interest and the specific allowance, which represents impaired net loans receivable.

($ in millions)		2006	2005

Impaired gross loans receivable
Sovereign		548	810
Commercial		1,071	2,387

		1,619	3,197
Less:	Non-accrued capitalized interest	371	659
	Specific allowance	336	914

Impaired net loans receivable		$912	$1,624

The following reflects the movement in impaired gross loans receivable during the year:

($ in millions)	2006	2005

Balance at beginning of year	3,197	2,155
Loans classified as impaired	24	2,025
Capitalized interest	17	62
Additional disbursements	8	15
Loans written off	(6)	(39)
Foreign exchange translation	(16)	(66)
Principal recoveries from loan sales	(82)	(152)
Principal repayments	(100)	(193)
Foreclosed loans	(193)	(218)
Receipts from the Government of Canada for sovereign debt relief	(266)	(75)
Loans reinstated to performing	(964)	(317)

Balance at end of year	$1,619	$3,197

The $964 million of loans reinstated to performing in 2006 includes $696 million which resulted from the restructuring of collateralized loans with one commercial airline in the United States.
During the year, impaired loans to eight commercial borrowers totaling $6 million were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. For the five years ending December 31, 2006, cumulative write-offs totaled $427 million, of which 28% occurred in the past three years.
During 2006, payments of principal and interest from borrowers, as well as proceeds from sales of impaired loans were $343 million (2005 —$412 million). These amounts were applied to the book value of the impaired loans and did not affect interest income.
Loans foreclosed during 2006 totaled $193 million (2005 — $218 million) which resulted in the reversal of $62 million (2005 — $78 million) of the allowance for losses on loans and the reversal of $12 million (2005 — $17 million) of non-accrued capitalized interest. As a result of these foreclosures, aircraft were returned to us by two impaired obligors who entered bankruptcy protection in 2005. No material gain or loss was recorded, as the fair value of the aircraft approximated the carrying value of the related loans. These aircraft are classified as held for use and included in equipment available for lease. During 2006 the majority of the aircraft that were returned to us over the past two years were placed in trusts designated as variable interest entities for which we are the primary beneficiary (note 11).
Four aircraft which were returned to us as a result of rejection of the leases in 2005 are classified as held for sale and included in other assets with a fair value of approximately $9 million. We have found buyers for each of these aircraft and the sales are expected to settle in the first quarter of 2007.
96     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
7. Allowance for Losses on Loans, Loan Commitments and Guarantees
The composition of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2006	2005

Base allowance
Investment grade exposure	92	74
Non-investment grade exposure	1,352	1,183

Total base allowance	1,444	1,257

Counterparty concentration
Investment grade exposure	14	18
Non-investment grade exposure	173	218

Total counterparty concentration	187	236

Market overlays
Country
Philippines	1	3
Brazil	(10)	(8)
Dominican Republic	(8)	(12)
Indonesia	(6)	(12)
Jamaica	(3)	(6)
Other	(20)	(31)

Total country overlay	(46)	(66)

Industry
Aerospace	89	104
Automotive	29	25
Other	13	12

Total industry overlay	131	141

Total general allowance	1,716	1,568
Specific allowance for call of indemnity with subsidiary (note 25)	13	14
Specific allowance for impaired loans, loan commitments and guarantees	339	921

	2,068	2,503

Risk mitigation insurer’s share of loan allowance (note 8)	(61)	(124)

Total allowance for losses on loans, loan commitments and guarantees	$2,007	$2,379

The classification of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2006	2005

Allowance for losses on loans	1,674	2,148
Allowance for loan commitments	285	261
Allowance for loan guarantees	109	94
Risk mitigation insurer’s share of loan allowance	(61)	(124)

Total	$2,007	$2,379

The allowance for losses on loans is shown as a reduction to loans receivable on the balance sheet and the allowance for loan commitments and guarantees is reported as a liability.
As described in note 8, we have insured $1.4 billion (2005 — $1.1 billion) of our aerospace loan portfolio exposure. This transaction effectively upgrades the credit quality of this portion of our aerospace portfolio, resulting in an offset to the allowance of $61 million (2005-$124 million).
EDC Annual Report 2006     97

Consolidated Financial Statements
During the year, changes to the allowance for losses on loans, loan commitments and guarantees were as follows:

($ in millions)	2006				2005
			Risk mitigation				Risk mitigation
			insurer's share of				insurer's share of
	General	Specific	loan allowance	Total	General	Specific	loan allowance	Total

Balance at beginning of year	1,568	935	(124)	2,379	2,503	619	—	3,122
Provision for/ (reversal of) losses on loans, loan commitments and guarantees	150	(514)	63	(301)	(878)	448	(124)	(554)
Write-offs*	—	(6)	—	(6)	—	(35)	—	(35)
Recovery of amounts written-off in prior years	—	—	—	—	—	9	—	9
Foreclosed loans	—	(62)	—	(62)	—	(78)	—	(78)
Foreign exchange translation	(2)	(1)	—	(3)	(57)	(28)	—	(85)

Total	$1,716	$352	$(61)	$2,007	$1,568	$935	$(124)	$2,379

*	See note 6 for more information on loan write-offs.
8. Risk Mitigation Insurance
In 2005 we entered into an agreement to insure $1.1 billion of our aerospace loan portfolio exposure. The policy limit was increased to $1.4 billion in 2006 to cover additional aerospace exposure. The agreement provides us with protection in case of a loss due to default by an obligor, which has the effect of locking in future cash flows on this portion of our aerospace loan portfolio.
The insurance policy effectively upgrades the credit quality of this portion of our aerospace portfolio, thus reducing the amount of capital that we are required to set aside for potential losses. In 2006, the transaction resulted in an offset to the allowance for loan losses of $61 million (2005 — $124 million).
The policy reduces the concentration of risk that has resulted from our role as a significant provider of financing arrangements to the North American airline industry in support of sales by the Canadian aerospace sector.
9. Equipment Available for Lease
Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements.

($ in millions)	2006	2005

Regional aircraft	241	114
Accumulated depreciation	8	—

	$233	$114

Number of aircraft	28	14

Operating lease revenue for the year was $4 million (2005 — nil). At the end of December 2006, 14 aircraft were subject to operating leases with various airlines (2005 — nil). The lease terms range from 24 to 96 months. For the remaining 14 aircraft, new lessees have been found and the leases are expected to commence in the first quarter of 2007. The net book value of equipment not subject to lease agreements totaled $123 million at the end of December 2006 (2005 — $114 million).
The following table presents minimum future lease rentals at the end of December 2006:

($ in millions)	Amount

2007	17
2008	13
2009	5
2010	5
2011	5
2012 and beyond	11

Total	$56

98     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
10. Loan Commitments
We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type of commitment represents commitments, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding of $1,803 million (2005 — $1,312 million) as well as unallocated, confirmed lines of credit of $459 million (2005 — $433 million).
We have undisbursed amounts on signed loan agreements of $3,996 million (2005 — $2,994 million). Over the next two years, management estimates that we will disburse 66% of the remaining undisbursed commitments.
The projected disbursements of the signed loan commitments are as follows:

($ in millions)	2006		2005
	Projected		Projected
	disbursements	%	disbursements	%

2006	—	—	2,059	69
2007	2,114	53	363	12
2008	520	13	211	7
2009 and beyond	1,362	34	361	12

Total	$3,996	100	$2,994	100

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates are represented mainly by LIBOR for US dollars.

($ in millions)	2006				2005
		Estimated				Estimated
	Fixed	spot yield	Floating	Spread	Fixed	spot yield	Floating	Spread
	$	%	$	%	$	%	$	%

Sovereign	24	5.62	61	3.15	24	6.49	95	3.30
Commercial	529	5.34	3,382	1.25	299	3.44	2,576	1.23

Total	$553	5.35	$3,443	1.28	$323	3.66	$2,671	1.31

11. Variable Interest Entities
A variable interest entity is an entity in which the total equity investment at risk is not sufficient to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. We identify VIEs in which we have an interest and determine whether we are the primary beneficiary of the VIE and if so, consolidate the VIE under Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses or gains, or both. AcG-15 also requires specific disclosure for VIEs that are not consolidated but in which the entity has a significant variable interest.
In accordance with the requirements of the standard, we have identified VIEs for which we are the primary beneficiary and have consolidated these entities. In 2005 and 2006 we foreclosed on a number of aircraft loans and as a result, various aircraft for which we were a secured lender, were returned to us. During 2006 most of these aircraft were placed into trusts designated as VIEs for which we are the primary beneficiary. These trusts have therefore been consolidated and have total assets of approximately $158 million at the end of December 2006 (2005 — nil) and are included in equipment available for lease.
We also have significant interests in VIEs where we are not considered the primary beneficiary. These VIEs include secured leveraged lease financing transactions in the aerospace and rail transportation industries in which we have lent funds through special purpose entities, and in some cases provided guarantees to the equity-holders of these entities. These VIEs had assets of approximately $6,515 million at the end of December 2006 (2005 — $7,457 million). The VIEs in the rail transportation industry were created in the 1999 to 2002 timeframe, while the VIEs in the aerospace industry were created in the 1995 to 2006 timeframe.
Our maximum exposure to loss as a result of involvement with these VIEs was approximately $3,878 million at the end of December 2006 (2005 — $4,125 million). Of this amount, $3,394 million (2005 — $3,652 million) relates to the net loans receivable (gross loans receivable less the total allowance for loan losses) and $484 million (2005 — $473 million) relates to the guarantees provided to the equity-holders.
EDC Annual Report 2006     99

Consolidated Financial Statements
12. Contingent Liabilities
Our contingent liabilities include both short-term and medium-term insurance policies and guarantees which represent direct risks undertaken. We increase our contingent liability by assuming short-term and medium-term exposure from other insurers. We reduce our contingent liability by ceding reinsurance in both the short-term and medium-term programs to other insurance companies.
The short-term program protects exporters of goods and services trading on credit terms of up to a year against non-payment due to commercial and political risks. Commercial risks covered include buyer insolvency, default, repudiation of goods by buyer and contract cancellation. Political risks that we cover include conversion and risk transfer, cancellation of export or import permits, or war-related risks. The medium-term program provides cover for sales on exposure terms usually greater than one year and includes export credits insurance and guarantees, loan guarantees, performance insurance extending cover for risks inherent in performance guarantees, and political risk insurance, which provides political risk protection for equity and other investments abroad.
At the end of December 2006, we had contingent liabilities of $19,278 million (2005— $16,534 million) which mature as follows:

($ in millions)	2006				2005
	Short-term	Medium-term			Short-term	Medium-term
	insurance	insurance	Guarantees	Total	insurance	insurance	Guarantees	Total

2006	—	—	—	—	6,338	1,432	1,761	9,531
2007	6,641	1,442	1,448	9,531	—	687	1,653	2,340
2008	—	860	2,540	3,400	—	376	634	1,010
2009	—	859	338	1,197	—	362	160	522
2010	—	444	1,259	1,703	—	231	755	986
2011	—	759	267	1,026	—	364	57	421
2012 - 2016	—	1,260	355	1,615	—	682	270	952
2017 and beyond	—	280	526	806	—	251	521	772

Total	$6,641	$5,904	$6,733	$19,278	$6,338	$4,385	$5,811	$16,534

Insurance Policies
The major concentrations by location of risk are as follows:
Short-term Insurance

($ in millions)	2006				2005
				Net					Net
	Short-term	Reinsurance	Reinsurance	short-term		Short-term	Reinsurance	Reinsurance	short-term
	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance

United States	3,004	—	(36)	2,968	United States	2,794	14	(17)	2,791
Russia	324	—	—	324	Canada	144	730	(26)	848
Turkey	270	—	—	270	Turkey	228	—	—	228
Canada	169	189	(93)	265	China	188	—	—	188
China	226	—	—	226	Japan	153	—	—	153
Other	2,605	—	(17)	2,588	Other	2,134	—	(4)	2,130

Total	$6,598	$189	$(146)	$6,641	Total	$5,641	$744	$(47)	$6,338

Medium-term Insurance

($ in millions)	2006				2005
	Medium-			Net medium-		Medium-			Net medium-
	term	Reinsurance	Reinsurance	term		term	Reinsurance	Reinsurance	term
	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance

Canada	212	3,109	—	3,321	Canada	202	2,165	—	2,367
United States	210	673	—	883	United States	57	187	—	244
Mexico	465	1	(334)	132	Mexico	614	—	(457)	157
Venezuela	168	—	(46)	122	Chile	143	—	—	143
Colombia	209	—	(89)	120	Peru	117	—	—	117
Other	1,991	65	(730)	1,326	Other	1,822	65	(530)	1,357

Total	$3,255	$3,848	$(1,199)	$5,904	Total	$2,955	$2,417	$(987)	$4,385

100     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
Guarantees
We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and any foreign bank. Foreign exchange guarantees are also issued which provide a guarantee to secure the closing risks associated with foreign exchange forward contracts. Each guarantee issued stipulates a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. An amount related to these guarantees has been reflected on the financial statements as part of the allowance for claims on insurance.
We issue loan guarantees to cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset on the balance sheet and become a direct obligation of the buyer. At the end of December 2006, loan guarantees on secured loans totaled $319 million (2005 — $322 million) and guarantees with impaired obligors totaled $5 million (2005 — $7 million).
At the end of December 2006, we have guarantees outstanding of $6,733 million (2005 — $5,811 million).

($ in millions)	2006	2005

Performance security guarantees	3,686	3,326
Loan guarantees	2,979	2,474
Financial security guarantees	42	—
Foreign exchange guarantees	22	7
Specific transaction guarantees	4	4

Total	$6,733	$5,811

The major concentrations for guarantees by location of risk are as follows:

($ in millions)	2006	2005

United States	3,598	3,179
Algeria	1,023	707
Canada	646	564
Poland	189	240
China	178	172
Other	1,099	949

Total	$6,733	$5,811

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.
13. Reinsurance Agreements
We cede reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve us of our obligations to the insured. However, they do provide for the recovery of claims arising from the liabilities ceded. We have a reinsurance treaty agreement for the short-term insurance portfolio, as well as some facultative cover arrangements. Within the medium-term insurance program there is no reinsurance treaty; however, reinsurance is acquired on a transaction by transaction basis.
We assumed reinsurance for joint short-term policy domestic transactions underwritten by St. Paul Guarantee Insurance Company. This reinsurance agreement will end in 2007 as all domestic policies have been migrated to our domestic partner, Compagnie Française d’Assurance pour le Commerce Extérieur SA. We have also assumed export risks for a number of Canadian exporters under facultative arrangements with private credit insurers. For the surety bond insurance line of business, within the medium-term program, we have general reinsurance agreements with several surety companies. In addition, we have assumed reinsurance positions under our contract frustration program.
The effect of reinsurance on our contingent liability is disclosed in note 12 and the impact on premiums is as follows:

($ in millions)	2006	2005

Insurance premiums and guarantee fees	154	146
Reinsurance assumed	20	23
Reinsurance ceded	(15)	(13)

Total	$159	$156

EDC Annual Report 2006     101

Consolidated Financial Statements
14. Recoverable Insurance Claims
During the year, changes to the recoverable insurance claims were as follows:

($ in millions)	2006	2005

Balance at beginning of year	67	68
Claims paid	61	44
Net reinsured claims paid*	6	7
Claims recovered	(38)	(31)
Write-off of recoverable claims	(37)	(20)
Foreign exchange translation	2	(1)

Balance at end of year	$61	$67

*	Represents the net claims paid related to the agreement with St. Paul Guarantee Insurance Company whereby we assume reinsurance for joint policy domestic transactions underwritten by St. Paul Guarantee Insurance Company.
Of the $61 million (2005 — $44 million) in claim payments made during 2006, 63% (2005 — 86%) were related to the short-term insurance program. The largest concentrations of claim payments and recoveries were in the following countries:

($ in millions)	2006		2005
	Claims	Claims		Claims	Claims
	paid	recovered		paid	recovered

United States	33	9	United States	26	8
United Kingdom	7	—	Canada	4	1
Iran	4	13	Brazil	3	1
Brazil	3	—	Mexico	2	2
Hong Kong	3	—	Venezuela	1	—
Other	11	16	Other	8	19

Total	$61	$38	Total	$44	$31

15. Allowance for Claims on Insurance
During the year, changes to the allowance for claims on insurance were as follows:

($ in millions)	2006	2005

Balance at beginning of year	536	548
(Reversal of)/ provision for claims on insurance	(75)	41
Write-off of recoverable claims	(37)	(20)
Increase (decrease) in reinsurance	27	(19)
Claims expense	(4)	(4)
Foreign exchange translation	(1)	(10)

Balance at end of year	$446	$536

The review of the actuarial methodology for the allowance for claims on insurance, as discussed in note 2, resulted in refinements to the actuarial valuation approach, which led to a reduction in the allowance for claims on insurance of $60 million and a corresponding release of provisions of $60 million.
The allowance for claims on insurance broken down by program is as follows:

($ in millions)	2006			2005
			Total			Total
	Insurance	Reinsurance	allowance	Insurance	Reinsurance	allowance

Allowance for claims for:
Short-term	180	(10)	170	250	(2)	248
Medium-term	266	(57)	209	286	(38)	248

Total	$446	$(67)	$379	$536	$(40)	$496

102     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
16. Other Income
The following table provides a breakdown of the components of other income on the income statement:

($ in millions)	2006	2005

Realized gain on the sale of financing assets	10	—
Foreign exchange translation gain	5	7
Unrealized gain (loss) on marketable securities	3	(5)
Post-maturity interest gains on claims recoveries	1	2
Realized loss on the sale of marketable securities	(10)	(4)

Total other income	$9	$—

Post-maturity interest gains on claims recoveries are defined as the penalty rate of interest charged in the event of default in payments under the terms of the insurance agreement and are recognized when we have recovered the entire principal amount of a claim.
17. Reversal of Provision for Credit Losses
The composition of the reversal of provision for credit losses, expressed on the income statement, is comprised as follows:

($ in millions)	2006	2005

Reversal of losses on loans	(338)	(471)
Provision for (reversal of) loan commitments	23	(34)
Provision for (reversal of) loan guarantees	14	(49)
Provision for (reversal of) claims on insurance	(75)	41

Reversal of provision for credit losses	$(376)	$(513)

18. Debt Instruments
We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in Canadian dollars, US dollars and other currencies. We use currency swaps to convert Canadian dollar and foreign currency denominated notes primarily to US dollars. Interest rate swaps are principally used to convert fixed rate instruments to floating rates primarily related to LIBOR. We use derivative contracts and structured notes to minimize market risk and also for asset liability management purposes.
Loans Payable
Loans payable (excluding derivatives) are comprised as follows:

($ in millions)	2006	2005

Short-term payables	4,086	1,802

Long-term payables
— due within current year	1,902	2,637
— over one year	8,973	8,986

Total long-term payables	10,875	11,623

Subtotal	14,961	13,425
Less: unamortized discounts and premiums	—	1

Total loans payable	$14,961	$13,424

Unamortized discounts and premiums are associated with the issue of long-term debt and swaps. The amount of a discount or premium recorded represents the difference between the face value of an instrument and the actual cash flow at the time of settlement. Deferrals include the costs of debt issuance, such as commissions. Such amounts are recorded as an asset or liability at the settlement date and amortized over the life of the instrument.
EDC Annual Report 2006     103

Consolidated Financial Statements
Accrued Interest
Accrued interest reflects our cash flow obligations. Accrued interest is comprised as follows:

($ in millions)	2006	2005

Short-term	32	12
Long-term	147	141

Total accrued interest payable	$179	$153

Where the interest payment amount is known in advance, as is the case with fixed and floating rate payments, the interest accrual allocates the cost over the period of payment. Where the interest payment amount is not known in advance an appropriate interest accrual is determined by reference to market prices.
Structured Notes
We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine fixed income products with derivative components. These embedded derivatives are not accounted for at fair value and are not accounted for separately from their host contract.
Structured notes outstanding, included in loans payable, are as follows:

($ in millions)	2006	2005

Callable/extendible	1,722	1,720
Inverse floating rate note	636	582
Dual currency	148	136
Equity index	120	237

Total	$2,626	$2,675

We have executed swap contracts to mitigate market risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. We have in substance, created floating rate debt by issuing bonds at fixed rates and entering into swap contracts whereby we receive fixed rate interest and pay interest at a floating rate. In swapping out of the underlying bond issue, the potential market risk has been converted to credit risk. Credit risk is managed by contracting with counterparties evaluated as creditworthy, based on treasury limits and policy guidelines as approved by our Board of Directors. Credit exposure on derivative financial instruments is further discussed in note 23.
104     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
19. Debt Instrument Maturities
We often combine debt instruments with derivative financial instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our derivative financial instruments at their fair value on the financial statements, they are shown below at their accrued cost (the same measurement basis as the debt instruments) in order to provide an appropriate basis for comparison.

($ in millions)	2006				2005
	Debt	Swap		Yield*		Yield*
Year of maturity	issues	contracts	Net	(%)	Net	(%)

Fixed rate issues
2007	1,836	(1,253)	583	4.05	583	4.05
2008	519	(519)	—	—	—	—
2009	1,155	(1,155)	—	—	—	—
2010	2,329	(2,145)	184	8.14	184	8.14
2011	1,370	(1,370)	—	—	—	—
2012 to 2016	2,233	(2,210)	23	8.16	24	8.16
2017 and beyond	345	(345)	—	—	—	—

Subtotal	9,787	(8,997)	790	7.15	791	6.40

Floating rate issues
2006	—	—	—		4,247
2007	4,152	1,112	5,264		1,016
2008	74	451	525		349
2009	35	984	1,019		862
2010	26	1,894	1,920		1,355
2011	29	1,143	1,172		1,085
2012 to 2016	632	2,002	2,634		1,982
2017 and beyond	226	345	571		493

Subtotal	5,174	7,931	13,105	5.16	11,389	4.30

Total	$14,961	$(1,066)	$13,895		$12,180

*	Refers to yield to maturity for fixed rate issues, and yield to reset for floating rate issues.
Credit exposure and other details of derivative financial instruments are included as part of note 23.
EDC Annual Report 2006     105

Consolidated Financial Statements
20. Interest Rate Risk
The following table summarizes our interest rate risk based on the gap between the carrying value of assets and liabilities and equity, grouped by the earlier of contractual re-pricing or maturity dates. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

	Immediately	Up to 6	Over 6 to	Over 1 to	Over 5	Non-interest
($ in millions)	rate-sensitive	months	12 months	5 years	years	sensitive	Total

Assets
Cash and cash equivalents, marketable securities and investments	175	1,960	21	802	376	2	3,336

Gross loans receivable	58	9,785	399	3,248	4,476	1,673	19,639
Effective interest rate %	6.68	6.67	6.49	6.57	6.56

Less:
Deferred revenue and non-accrued capitalized interest						(825)	(825)
Net allowance for losses on loans						(1,613)	(1,613)

Other assets and accrued interest						2,288	2,288

Total assets	$233	$11,745	$420	$4,050	$4,852	$1,525	$22,825

Liabilities and shareholder’s equity
Loans payable		6,937	1,331	4,710	1,863	120	14,961
Effective interest rate %		3.80	4.62	5.50	5.18

Total pay side instruments on swap contracts (1)		13,556	67	728	107	4,024	18,482
Effective interest rate % (2)		5.00	4.36	4.62	5.26

Total receive side instruments on swap contracts (1)		(8,242)	(808)	(4,527)	(1,839)	(4,029)	(19,445)
Effective interest rate % (2)		4.49	4.85	5.40	5.13

Cumulative foreign exchange translation on currency swaps (3)						963	963

Total loans payable							14,961

Other liabilities, accrued interest and deferred revenue						1,878	1,878

Shareholder’s equity						5,986	5,986

Total liabilities and shareholder’s equity	$—	$12,251	$590	$911	$131	$8,942	$22,825

At December 31, 2006

Total gap	233	(506)	(170)	3,139	4,721	(7,417)	—
Cumulative gap	233	(273)	(443)	2,696	7,417	—	—

Canadian dollar	59	1,427	67	57	58	(11,657)	(9,989)
Foreign currency	174	(1,933)	(237)	3,082	4,663	4,240	9,989

Total gap	233	(506)	(170)	3,139	4,721	(7,417)	—

At December 31, 2005

Total gap	174	(1,573)	194	2,287	4,098	(5,180)	—
Cumulative gap	174	(1,399)	(1,205)	1,082	5,180	—	—

(1)	Represents notional principal amounts.

(2)	Represents the effective yield to maturity on the notional amount of pay and receive side instruments on swap contracts. Non-interest sensitive amounts include foreign exchange contracts and FX forwards not sensitive to interest rates.

(3)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.
106     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
21. Shareholder’s Equity
The authorized share capital is $1.5 billion consisting of 15 million shares with a par value of $100 each. The number of shares issued and fully paid is 9.8 million (2005 — 9.8 million). No shares were issued in 2006 (2005 — nil).
22. Foreign Currency Balances
We have substantial assets and liabilities in US dollars and in other currencies. In addition, we have derivative financial instruments denominated in various currencies. The purpose of these derivative financial instruments is to minimize our cost of capital and optimize our yields, while remaining within treasury guidelines and limits approved by our Board of Directors.
The table below shows where we have used derivative financial instruments to manage the foreign currency exposures of our asset and liability positions. Although we measure our derivative financial instruments at their fair value in the financial statements, they are shown below at their accrued cost (the same measurement basis as the non-derivative assets and liabilities) in order to provide an appropriate basis for comparison. The resulting net foreign currency exposure at December 31 (expressed in Canadian equivalent dollars) is as follows:

($ in millions)	2006								2005
							Net		Net
							foreign	Foreign	foreign	Foreign
		Assets			Liabilities		currency	exchange	currency	exchange
	Gross	DFI*	Net	Gross	DFI*	Net	exposure	rate	exposure	rate

US dollars	16,874	42	16,916	(6,270)	(10,406)	(16,676)	240	1.1653	173	1.1659
Euros	742	—	742	9	(748)	(739)	3	1.5377	3	1.3797
British pounds	1,050	—	1,050	(572)	(476)	(1,048)	2	2.2824	2	2.0036
Hong Kong dollars	67	—	67	(75)	10	(65)	2	0.1498	—	0.1504
Australian dollars	29	—	29	(1,000)	972	(28)	1	0.9181	1	0.8550
Japanese yen	166	—	166	(529)	363	(166)	—	0.0098	—	0.0099
Mexican peso	248	—	248	—	(248)	(248)	—	0.1080	—	0.1098
Norwegian krone	—	—	—	(188)	188	—	—	0.1869	—	0.1727
New Zealand dollars	—	—	—	(265)	265	—	—	0.8207	—	0.7956
Polish zloty	1	—	1	—	(1)	(1)	—	0.4013	—	0.3585
Singapore dollars	96	—	96	—	(96)	(96)	—	0.7597	—	0.7012
Swedish krona	—	—	—	—	—	—	—	0.1705	1	0.1466
Turkish lira	—	—	—	(43)	43	—	—	0.8238	—	0.8649

*	DFI (Derivative Financial Instruments) includes swaps and foreign exchange contracts. See note 23.
We recognized a foreign exchange translation gain of $5 million in 2006 (2005 — gain of $7 million). This amount is included in other income. Throughout the year, our assets and liabilities were denominated mainly in US dollars, euros and British pounds.
23. Derivative Financial Instruments
In order to maximize capital available to support our mandate, we reduce our exposure to financial risks through the use of derivative financial instruments. Both our policies and guidelines and those set by the Minister of Finance limit the use of derivatives. We do not use derivatives for speculative purposes. We use a variety of these instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities. The credit risk in these instruments is managed in accordance with policies established in our Risk Management Office and approved by our Board of Directors.
We currently use, but are not limited to, the following types of instruments:
Interest rate swaps — transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.
Currency swaps — transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.
Equity index swaps — transactions used to eliminate exposure to movements in an equity index on a debt issue undertaken. Two counterparties agree to exchange payments, one of which represents the percentage change in an agreed-upon equity index and the other a short-term interest rate index. The principal may either resemble an interest rate swap, in that no exchange of notional amounts occurs, or a currency swap, in which currencies will be exchanged at both inception and maturity.
Foreign exchange contracts — commitments to exchange cash flows in different currencies, where there are two exchanges, the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.
FX forwards — commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.
Credit default swaps — transactions that allow credit risks to be traded and managed. The buyer of the credit swap pays a periodic fee to the seller in return for compensation in the event of a credit event occurring with a specified company.
EDC Annual Report 2006     107

Consolidated Financial Statements
In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein the counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) market risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.
We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party and at the end of December 2006 totaled $945 million (2005 — $1,080 million). Where we have a collateral agreement with a counterparty, the counterparty must have a minimum credit rating of A- from an external credit rating agency (S&P, Moody’s or DBRS). Where we do not have a collateral agreement with a counterparty, the counterparty must have a minimum external credit rating of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions of greater than three years. Internal policies and procedures establish credit approvals, controls and monitoring. We do not anticipate any significant non-performance by the counterparties.
We manage our exposure to market risk (interest rate and foreign exchange) using limits developed in consultation with the Department of Finance and approved by our Board of Directors.
Credit impairment in the derivative financial instruments, marketable securities and investments has been estimated at $20 million. Accordingly, an allowance for credit risk of $20 million (2005 — $20 million) has been established. This amount is included in accounts payable.
Notional principal amounts outstanding at December 31 are listed below for interest rate, currency swap, foreign exchange contracts, FX forwards and credit default swaps into which we have entered.

($ in millions)	2006				2005
	Remaining term to maturity
	Under 1	1 to 3	Over 3
	year	years	years	Total	Total

Currency swaps	1,239	1,733	4,798	7,770	7,815
Interest rate swaps	373	639	2,829	3,841	4,063
Foreign exchange contracts	7,111	456	—	7,567	4,588
FX forwards	267	—	—	267	—
Credit default swaps	—	23	—	23	—

Total derivative financial instruments	$8,990	$2,851	$7,627	$19,468	$16,466

Prior to January 1, 2004, we did not measure derivative financial instruments at fair value but rather on an accrual basis. In accordance with the implementation of Accounting Guideline 13 — Hedging Relationships and EIC-128 on January 1, 2004, we recognize and measure all of our derivative financial instruments at fair value, with changes in fair value being charged or credited to income. The difference between the accrued cost and fair value of each derivative at January 1, 2004 has been deferred and is being amortized on a straight-line basis over the remaining life of each instrument. Where that difference has resulted in a deferred gain, the deferral is included in derivative related amounts within total liabilities and shareholder’s equity. Where that difference has resulted in a deferred loss, the deferral is included in derivative related amounts within total assets.
A loss of $34 million has been recognized on the income statement as an unrealized fair value adjustment for 2006 (2005 — $48 million loss). This amount represents the total change in the fair value of derivatives during 2006, net of the accrued cost amounts recorded with the income and expenses of the operations to which the derivative relates (note 2), as well as the amortization of the deferred gains and losses. In the ordinary course of business we would not realize gains or losses on the fair values of the derivative financial instruments since it is our intention to hold the derivatives to maturity and any cumulative unrealized gains or losses would net to zero over the life of the derivative.
The table below provides the balance sheet disclosure of derivative financial instruments using fair value measurement.

($ in millions)	2006	2005

Derivative related amounts — asset:
Derivatives with a positive value	1,447	1,654
Unamortized deferred losses on derivatives	51	71

	$1,498	$1,725

Derivative related amounts — liability:
Derivatives with a negative value	394	146
Unamortized deferred gains on derivatives	136	187

	$530	$333

108     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
24. Fair Value of Financial Instruments
The following chart outlines the book values and the estimated fair values of our financial instruments. As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Thus, the estimates of the value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

($ in millions)	2006		2005
	Book value	Fair value	Book value	Fair value

Performing fixed rate loans	8,055	7,658	7,317	7,539

Performing floating rate loans	8,483	8,589	5,514	5,971

Total performing loans receivable	16,538	16,247	12,831	13,510

Impaired loans (less specific allowance and non-accrued capitalized interest)	912	912	1,624	1,624

Loans receivable and accrued interest and fees	17,450	17,159	14,455	15,134
Cash and marketable securities:
Fixed rate securities	1,221	1,209	1,194	1,180
Floating rate securities	2,093	2,094	2,005	2,005
Investments	39	38	64	65
Accounts payable	258	258	109	109
Loans payable:
Fixed rate	9,889	10,040	10,602	10,807
Floating rate	5,251	5,212	2,975	3,010
Currency swap contracts	1,318	1,318	1,521	1,521
FX forwards	(4)	(4)	—	—
Interest rate swap contracts	(57)	(57)	36	36
Foreign exchange contracts	(204)	(204)	(49)	(49)
Undisbursed loan commitments*:
Fixed rate	553	543	323	289
Floating rate	3,443	3,537	2,671	2,623

*	The book value amounts represent commitments as disclosed in note 10.
The fair values of marketable securities and investments are estimated using observable market prices. If such prices are not available, a valuation technique is used that is consistent with accepted economic pricing methodologies.
The carrying value of our loan assets represents loans receivable less the total allowance for losses on loans offset by the risk mitigation insurer’s share of the loan allowance plus accrued interest and fees receivable. In order to estimate the fair value of our performing loans receivable (including accrued interest receivable), we separate our loans into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow. The fair value of undisbursed loan commitments is estimated using the same methodology used in the performing loans receivable estimate. The fair value of impaired loans is considered to be equal to their carrying value.
Accounts payable are outstanding for only a short period of time. Thus, the fair value of accounts payable is estimated to be equal to their carrying value.
The estimate of the fair value of loans payable is determined using valuation models (i.e. a discounted cash flow methodology) which incorporate independent and observable market parameters. These parameters include interest rate yield curves, foreign exchange rates, and option volatilities.
The estimate of the fair value of the foreign exchange contracts is calculated using the current market spot and forward exchange rates at the end of the year. Currency swap contracts and interest rate swap contracts are valued using a discounted cash flow approach. The discount rate used to estimate the fair value of the swap contracts is based on the current market swap rates at the end of the year as issued by Reuters and Telerate. These rates are used to calculate the present value of future interest payments and principal cash flows related to the swap contracts. The FX forwards are valued by discounting the notional amounts using the respective currency’s discount curve and converting the amounts using the spot Canadian dollar foreign exchange rate.
EDC Annual Report 2006     109

Consolidated Financial Statements
25. Related Party Transactions
We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under the terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes.
Canada Account Administrative Expense Recovery
As described in note 27, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada, through a program referred to as “Canada Account”. We are compensated for expenses and overhead relating to Canada Account activities. In 2006, we retained $9 million (2005 — $11 million) from Canada Account receipts and recoveries for these expenses and overhead. In addition, we have withheld from the Consolidated Revenue Fund, $2.5 million in administrative expenses incurred in the course of administering the Softwood Lumber deposit refund mechanism (note 27). These amounts are netted against administrative expenses on the income statement.
Subsidiary Contingent Liability
Our consolidated contingent liabilities include $44 million (2005 — $46 million) which represents the potential claim that the Canada Account could make against the two entities in which our subsidiary Exinvest has an ownership interest. These two entities were established for the purposes of financing the sale of regional jet aircraft. There is a Tripartite Indemnity Agreement in place between these two entities and the Canada Account related to guarantees that the Canada Account provided to third parties. During 2003, the ultimate obligor to which the Canada Account guarantees pertained became impaired which resulted in a call against the guarantees and the Canada Account has since paid out on the guarantees and is now in a position to make a call against the two entities in which our subsidiary Exinvest has an ownership interest. A specific allowance of $13 million (2005 — $14 million) has been set up to provide against this potential call on the indemnity.
Debt Relief
When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.
Prior to April 2001, the Government of Canada has reimbursed to us an amount equal to the debt relief granted by the Government of Canada to our sovereign borrowers. The formula for calculating the amount to be paid to us was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by us after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate us for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, we will share in the costs of debt forgiveness to the amount of our appropriate specific allowances on the loans.
Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.
During the year, we received in total $266 million (2005 — $75 million) pursuant to debt relief arrangements, and of this amount, $261 million (2005 — $64 million) represented the non-accrued capitalized interest associated with these loans and was recognized as debt relief income on the income statement.
26. Employee Future Benefits
Pension Plans
Effective April 24, 2000, we established pension benefit plans for our employees. The plans are defined benefit plans, providing benefits to retirees based on years of service and the best five consecutive years’ average salary of the employees. Upon retirement, the benefits are fully indexed to inflation. All permanent employees are members of the Registered Pension Plan, however, employee contributions to the plan are optional.
Upon the establishment of the pension plans, employees made an election to transfer their benefits from the Public Service Superannuation Fund. The related obligation and the assets to fund the plans that were transferred from the Government of Canada are included in the obligation and assets shown in the following table.
The purpose of the Supplementary Retirement Plan is to supplement benefits to those of its members whose benefits and/or contributions under the registered plan are affected by Income Tax Act maximums. It does so by increasing their benefits to the level which would be payable under the registered pension plan if these maximums did not apply.
Our appointed actuaries measure the accrued benefit obligations and the fair value of the plans’ assets for accounting purposes as at December 31 of each year. The most recent funding valuation for the Registered Pension Plan was as at December 31, 2005. The next required valuation, to be completed in 2007, will be as at December 31, 2006. For the Supplementary Plan, an annual funding valuation is prepared as at December 31 each year.
110     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
Other Benefit Plans
We maintain a retiring allowance program and provide certain life insurance, health and dental care benefits to retired employees. These plans are unfunded and costs are accrued based on actuarial calculations.
The following table presents the financial position of our employee benefit plans at the end of December 2006:

($ in millions)	2006			2005
	Registered		Other	Registered		Other
	pension	Supplementary	benefit	pension	Supplementary	benefit
	plan	pension plan	plans	plan	pension plan	plans

Accrued benefit obligation:
Obligation beginning of year	316	14	64	220	9	48
Current service costs	20	1	5	15	1	4
Interest cost on benefit obligation	17	1	4	14	1	3
Actuarial loss (gain)	(28)	1	1	72	3	10
Benefits paid	(6)	(1)	(1)	(5)	—	(1)

Accrued benefit obligation at end of year	319	16	73	316	14	64

Fair value of plan assets:
Fair value at beginning of year	238	44	—	197	41	—
Actual return on plan assets	26	6	—	26	3	—
Employer contributions	27	—	1	16	—	1
Employee contributions	4	—	—	4	—	—
Benefits paid	(6)	(1)	(1)	(5)	—	(1)

Fair value at end of year	289	49	—	238	44	—

Funded status — plan (deficit) surplus	(30)	33	(73)	(78)	30	(64)
Unamortized net actuarial loss (gain)	43	(26)	17	83	(25)	17
Unamortized transitional obligation	—	—	7	—	—	7

Accrued benefit asset (liability)	$13	$7	$(49)	$5	$5	$(40)

The unamortized net actuarial loss in our Registered Pension Plan was $43 million (2005 — $83 million) which exceeded 10% of the accrued benefit obligation by $11 million (2005 — $51 million) as at the end of December 2006. The excess amount is being amortized to pension expense over the expected average remaining service period of active employees. Amortization of accumulated net actuarial losses in periods subsequent to December 31, 2006 will be affected principally by the discount rate used to estimate benefit obligations and by the difference between future investment results and the expected return on plan assets.
The accrued benefit asset (liability) is included on our balance sheet in accounts payable and other credits.
Plans with accrued benefit obligations in excess of plan assets:

($ in millions)	2006		2005
	Registered	Other	Registered	Other
	pension plan	benefit plans	pension plan	benefit plans

Accrued benefit obligations	319	73	316	64
Fair value of plan assets	289	—	238	—

Funded status — plan deficit	$(30)	$(73)	$(78)	$(64)

EDC Annual Report 2006     111

Consolidated Financial Statements
Asset Mix
Plan assets are invested in debt securities and equity securities and held in cash. For the Registered Pension Plan, the target allocation percentages are 30% in debt securities and 57% in equity securities (2005:40% debt and 60% equities). The remaining 13% is targeted to other inflation-sensitive categories. During the transition to this new target, 9% has been added to the equities allocation, and 4% to the debt allocation. The actual percentages at the end of December 2006 are 33% in debt securities and 67% in equity securities (2005 — 39% and 61%). For the Supplementary Pension Plan, the target is 100% in equity securities, net of the cash in a refundable tax account as prescribed by Canada Revenue Agency. This resulted in actual percentages of 45% in cash and 55% in equity securities at the end of 2006 (2005 — 46% and 54%).
Defined Benefit Costs

($ in millions)	2006			2005
	Registered	Supplementary	Other	Registered	Supplementary	Other
	pension plan	pension plan	benefit plans	pension plan	pension plan	benefit plans

Current service costs
(net of employee contributions)	16	1	5	11	1	4
Interest cost on benefit obligation	17	1	4	14	1	3
Actual return on plan assets	(26)	(6)	—	(26)	(3)	—
Actuarial loss (gain)	(28)	1	1	72	3	10

Benefit costs (gain) before adjustments to recognize the long-term nature of employee future benefit costs	(21)	(3)	10	71	2	17

Adjustments:
Difference between expected return and actual return on plan assets	8	3	—	11	2	—
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit obligation for the year	32	(2)	(1)	(72)	(6)	(10)
Amortization of transitional obligation	—	—	1	—	—	1

Total	$19	$(2)	$10	$10	$(2)	$8

Total Cash Payments
Total cash payments for employee future benefits for 2006 totaled $28 million (2005 — $17 million). The payments consisted of cash contributions to the Pension Plans and payments paid directly to beneficiaries for the unfunded Other Benefit plans. Included in total cash payments in 2006 was $18 million (2005 — $7 million) in additional contributions to the Registered Pension Plan in relation to a plan deficit identified as a result of the funding valuation for 2004 and 2005.
Assumptions

	2006			2005
	Registered	Supplementary	Other	Registered	Supplementary	Other
(Weighted average)	pension plan	pension plan	benefit plans	pension plan	pension plan	benefit plans

Accrued benefit obligation:
Discount rate	5.20%	5.20%	5.20%	5.10%	5.10%	5.10%
Rate of compensation increase	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit

Benefit costs:
Expected long-term rate of return on assets	7.50%	3.75%	n/a	7.50%	3.75%	n/a
Discount rate on projected benefit obligation	5.10%	5.10%	5.10%	6.10%	6.10%	6.10%
Inflation	2.50%	2.50%	n/a	3.00%	3.00%	n/a
Rate of compensation increase	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit

112     Anticipating the Needs of a Trading Nation

Consolidated Financial Statements
The initial annual rate of increase for covered medical care benefits is assumed to be 8.0% (2005 — 7.43%). This rate is projected to trend down over seven years to an ultimate rate of 4.0% for 2013 (2005 — 4.0% for 2011) and subsequent years. For dental care, the trend rate used was 4.0% (2005 — 4.0%).
A one percentage point increase in assumed health care cost trends would have increased the service and interest costs by $1.8 million (2005 — $1.2 million) and the obligation by $12.7 million (2005 — $11.2 million). A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs and the obligation by $1.3 million (2005 — $0.9 million) and $9.6 million (2005 — $8.4 million).
27. Canada Account Transactions
Pursuant to the Act, the Minister of International Trade, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as the “Canada Account”. Our Board of Directors is responsible only for ensuring that transactions we make under the Canada Account are administered appropriately. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees recorded in accordance with the accounting policies and practices of the Government of Canada, amounted to $3,784 million at the end of December 2006 (2005 — $4,150 million).
The Act allows the Canada Account to have outstanding loans and commitments to borrowers, and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $13 billion. The position against this limit, determined in accordance with the requirements of the Act, is $5.7 billion (2005 — $6.9 billion).
At the end of December 2006, Ministerial Authorizations (M.A.’s) issued and approved totaled $159 million (2005 — $226 million) and there were no unallocated amounts under Lines of Credit (2005 — $39 million) for Canada Account. These amounts have been approved by the Minister of International Trade and the Minister of Finance in support of potential new transactions to be signed. The position against the statutory limit will increase accordingly as we sign each new obligation that has the effect of extending credit or giving rise to a contingent liability.
Softwood Lumber Initiative
In connection with the U.S. Softwood Lumber Agreement which came into force in October 2006, the Government of Canada designated us as its agent to facilitate a “deposit refund mechanism” in order to accelerate the return of duties and interest owed to companies by the U.S. Government. As of the end of December 2006, we had refunded over 99% of the duties owing to the participating companies.
28. Reclassification of Comparative Figures
Certain 2005 comparative figures have been reclassified to conform to the presentation adopted in 2006.
EDC Annual Report 2006     113

Ten-Year Review
Ten-Year Review
Balance Sheet

as at December 31
($ in millions)	2006	2005	2004

Gross loans receivable	19,639	17,350	19,463
Less: non-accrued capitalized interest	(492)	(806)	(1,027)
Less: allowance for losses on loans	(1,674)	(2,148)	(2,674)
Less: deferred loan revenue	(333)	(247)	(262)
Risk mitigation insurer’s share of loan allowance	61	124	—

	17,201	14,273	15,500
Equipment available for lease	233	114	—
Cash and investments	3,336	3,246	2,884
Reinsurers’ share of allowance for claims	67	40	59
Accrued interest and other assets	1,988	2,056	2,307

Total assets	$22,825	$19,729	$20,750

Loans payable	14,961	13,424	15,545
Accrued interest and other liabilities	1,038	650	732
Allowance for loan commitments and guarantees	394	355	448
Allowance for claims on insurance	446	536	548

Total liabilities	16,839	14,965	17,273

Share capital	983	983	983
Retained earnings	5,003	3,781	2,494

Shareholder’s equity	5,986	4,764	3,477

Total liabilities and shareholder’s equity	$22,825	$19,729	$20,750

Statement of Income

for the year ended December 31
($ in millions)	2006	2005	2004

Financing and investment revenue:
Loans	1,174	1,155	1,148
Operating lease revenue	4	—	—
Debt relief	261	64	43
Investment portfolio	123	123	63

Total financing and investment revenue	1,562	1,342	1,254
Interest expense	628	494	345
Leasing and financing related expenses	19	—	—

Net financing and investment income	915	848	909

Insurance premiums and guarantee fees	159	156	161
Other income (expense)	9	—	(7)
Provision for (reversal of) credit losses	(376)	(513)	(214)

Income after provision for (reversal of) credit losses	1,459	1,517	1,277
Administrative expenses	203	182	178

Income before unrealized fair value adjustment	1,256	1,335	1,099
Unrealized fair value adjustment	(34)	(48)	143

Net income	$1,222	$1,287	$1,242

114     Anticipating the Needs of a Trading Nation

Ten-Year Review

2003	2002	2001	2000	1999	1998	1997

21,499	26,341	25,226	22,023	18,598	16,524	12,373
(1,211)	(1,426)	(1,241)	(1,165)	(1,182)	(1,255)	(1,082)
(3,290)	(3,613)	(2,892)	(2,700)	(2,324)	(2,060)	(1,628)
(276)	(292)	(267)	(272)	(248)	(220)	(207)
—	—	—	—	—	—	—

16,722	21,010	20,826	17,886	14,844	12,989	9,456
—	—	—	—	—	—	—
2,573	2,899	2,346	2,357	3,417	1,730	1,927
120	195	179	48	21	2	3
1,742	645	621	747	1,253	761	262

$21,157	$24,749	$23,972	$21,038	$19,535	$15,482	$11,648

17,325	20,828	19,609	17,583	16,325	12,636	9,556
533	812	1,082	846	937	728	208
472	377	588	130	115	129	90
592	655	643	487	360	309	249

18,922	22,672	21,922	19,046	17,737	13,802	10,103

983	983	983	983	983	983	983
1,252	1,094	1,067	1,009	815	697	562

2,235	2,077	2,050	1,992	1,798	1,680	1,545

$21,157	$24,749	$23,972	$21,038	$19,535	$15,482	$11,648

2003	2002	2001	2000	1999	1998	1997

1,249	1,400	1,618	1,578	1,256	1,053	779
—	—	—	—	—	—	—
56	96	1	—	2	—	3
60	69	127	197	146	126	92

1,365	1,565	1,746	1,775	1,404	1,179	874
404	583	934	1,068	784	655	489
—	—	—	—	—	—	—

961	982	812	707	620	524	385

147	147	134	144	133	110	99
7	7	2	9	(12)	15	8
784	840	741	549	523	433	295

331	296	207	311	218	216	197
173	174	149	117	100	81	69

158	122	58	194	118	135	128
—	—	—	—	—	—	—

$158	$122	$58	$194	$118	$135	$128

EDC Annual Report 2006     115

Ten-Year Review
Corporate Account
Financial Arrangements Facilitated

($ in millions)	2006	2005	2004

Export Financing
Direct financing	9,978	5,091	6,152

Export Insurance
Short-term insurance*	42,916	41,565	40,177
Medium-term insurance	10,339	8,458	6,951
Guarantees	2,858	2,330	1,623

Subtotal	56,113	52,353	48,751

Total	$66,091	$57,444	$54,903

Short-term domestic insurance not included above	$2,355	$5,412	$4,899

Financial and Other Data
Export Financing ($ in millions)
Value of total obligations on loans receivable	19,639	17,350	19,463
Value of undisbursed loans	3,996	2,994	2,794
Value of disbursements	8,343	4,574	4,172
Value of liability on loan guarantees	2,442	1,470	1,909
Undisbursed amounts on loan guarantees	537	1,004	820
Amounts available for allocation	2,607	2,550	1,682
Loan amounts rescheduled	251	128	64
Loan amounts written off	6	39	81

Number of transactions financed	1,065	735	635
Number of current lines of credit and protocols	69	60	47

Export Insurance ($ in millions)
Value of liability on insurance and guarantees**	16,299	14,060	12,175
Value of claims paid	61	44	64
Value of claims recovered/rescheduled	38	31	24
Value of claims outstanding at end of year	199	221	261
Value of claims under consideration at end of year	17	25	38

Number of policies issued	10,458	10,427	10,756
Number of insurance policies and guarantees in force	9,104	8,748	8,209

Average employee strength during the year	1,038	1,002	994

*	Excludes domestic insurance.

**	Figures prior to 2002 were not restated to reflect current presentation as the information was not reasonably determinable.
116     Anticipating the Needs of a Trading Nation

Ten-Year Review

2003	2002	2001	2000	1999	1998	1997

5,939	7,381	8,419	7,657	6,060	6,639	5,454

37,267	34,532	26,776	25,807	23,792	20,660	17,356
7,410	8,638	8,555	7,080	5,914	3,933	2,629
1,244	689	597	325	456	189	221

45,921	43,859	35,928	33,212	30,162	24,782	20,206

$51,860	$51,240	$44,347	$40,869	$36,222	$31,421	$25,660

$1,791	$298	$1,157	$3,996	$3,833	$3,330	$2,976

21,499	26,341	25,226	22,023	18,598	16,524	12,469
3,040	3,512	4,938	4,825	5,345	5,813	6,482
4,194	6,028	8,085	7,210	6,374	5,822	3,295
1,820	2,699	2,212	1,795	1,643	1,723	416
509	299	355	112	123	150	145
1,732	1,655	1,476	1,176	1,659	1,320	1,356
232	775	290	264	720	237	158
113	194	191	105	—	—	18

571	397	556	458	372	351	242
61	47	40	44	55	52	44

11,468	12,265	11,944	12,495	10,955	9,921	8,163
76	144	144	84	134	72	43
30	39	51	30	17	19	16
282	344	298	246	234	164	119
52	35	48	36	38	62	15

10,184	6,351	5,090	3,951	3,879	3,345	3,021
7,491	6,968	6,002	5,187	4,873	4,462	4,045

1,003	992	939	838	778	698	650

EDC Annual Report 2006     117

Ten-Year Review
Canada Account
Financial Arrangements Facilitated

($ in millions)	2006	2005	2004

Export Financing
Direct financing	5	649	987

Export Insurance
Short-term insurance	—	—	—
Medium-term insurance	—	—	—
Guarantees	—	—	—

Subtotal	—	—	—

Total	$5	$649	$987

Financial and Other Data
Export Financing ($ in millions)
Value of total obligations on loans receivable	3,607	3,994	3,786
Value of undisbursed loans	1,492	1,526	2,368
Value of disbursements*	7	650	1,020
Amounts available for allocation	—	39	52
Loan amounts rescheduled	15	41	6

Number of transactions financed	1	37	55
Number of current lines of credit and protocols	—	1	2

Export Insurance ($ in millions)
Value of liability on insurance and guarantees	—	—	—
Value of claims paid	—	—	—
Value of claims recovered	—	—	—
Value of claims outstanding at end of year	44	44	44

Number of policies issued	—	—	—
Number of insurance policies and guarantees in force	—	—	—

*	Disbursements are shown net of guarantees
118     Anticipating the Needs of a Trading Nation

Ten-Year Review

2003	2002	2001	2000	1999	1998	1997

1,209	527	135	38	67	9	1,584

1	1	—	—	—	—	—
—	5	16	224	247	497	283
—	—	—	—	—	12	34

1	6	16	224	247	509	317

$1,210	$533	$151	$262	$314	$518	$1,901

3,219	2,968	2,682	2,490	2,599	2,904	2,799
3,303	5,123	101	192	183	194	309
981	533	203	76	66	100	112
61	109	88	73	73	87	20
31	25	43	3	45	45	136

45	28	8	11	12	5	7
2	2	2	3	2	2	1

—	4	56	170	199	299	241
—	—	—	—	8	4	6
—	—	—	—	—	7	—
45	47	47	46	46	38	41

2	1	1	1	4	12	12
—	1	4	5	20	25	23

EDC Annual Report 2006     119

Glossary of Financial Terms
Glossary of Financial Terms
Actuarial Gains and Losses — Changes in the value of the accrued benefit obligation and the plan assets resulting from actual results differing from those assumed or changes in an actuarial assumption.
Actuarial Valuation (re: Employee Benefit Plans) — An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the accrued benefit obligation using estimates of future events that will affect the costs and obligation for employee future benefits.
Basis Point — One one-hundredth of a percentage point.
Canadian GAAP — Canadian generally accepted accounting principles.
Contingent Liability — Potential debt which may become an actual financial obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.
Credit Risk — Credit risk is the possibility that a loss may be incurred if a counterparty fails to meet its financial commitments.
Derivative Financial Instruments — Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit derivative contracts.
Facultative Reinsurance — Reinsurance provided on a transactional basis.
Financial Sustainability Ratio — Adjusted operating income (operating income net of debt relief) as a percentage of the year’s average capital and allowances. This ratio provides a measure of the generation of cash from operations relative to capital and allowances.
Foreign Exchange Risk — Foreign exchange risk is the possibility that a loss may result from exchange rate movements.
Gross Administrative Expenses —Administrative expenses before accounting for recovery of expenses related to Canada Account transactions.
Gross Efficiency Ratio — Gross administrative expenses expressed as a percentage of net revenue excluding debt relief.
Gross Loans Receivable — Principal amounts outstanding, including any non-accrued capitalized interest, under existing loan agreements.
Hedge — A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.
Impaired Loans — Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Corporation no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Interest Rate Risk — Interest rate risk is the potential impact on the Corporation due to changes in interest rates.
LIBOR — London Inter-Bank Offered Rate — The interest rate at which banks in London are prepared to lend funds to first-class banks.
Liquidity Risk — Liquidity risk is the chance that funds will not be available to meet the Corporation’s obligations.
Market Risk — Market risk is the likelihood of a loss to the Corporation as a result of possible movements in interest and foreign exchange rates.
Net Financing and Investment Income — The difference between the interest earned on assets and interest expense on borrowings.
Net Margin — Net financing and investment income expressed as a percentage of average assets employed.
Net Revenue — Net income excluding the provision for credit losses, administrative expenses and the unrealized fair value adjustment.
Operating Income — Net income excluding the provision for credit losses and the unrealized fair value adjustment.
Operational Risk — Operational risk is the potential loss that may result from human error, internal control weaknesses and system deficiencies.
Projected Benefit Method Pro Rated on Services — An actuarial valuation method in which an equal portion of the total estimated future benefit is attributed to each year of service.
Projected Benefit Obligation — The actuarial present value of benefits attributed to employee services rendered to a particular date.
Return on Equity — Net income expressed as a percentage of shareholder’s equity.
Undisbursed Loan Commitments — A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.
Variable Interest Entities (VIEs) — VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.
120     Anticipating the Needs of a Trading Nation

Corporate Representation

National

Head Office
Export Development Canada
151 O’Connor Street
Ottawa, Ontario
K1A 1K3
Tel.: (613) 598-2500
Fax: (613) 237-2690
Web site: www.edc.ca
Vancouver Office
Suite 1030, One Bentall Centre
505 Burrard Street, Box 58
Vancouver, British Columbia
V7X 1M5
Tel.: (604) 638-6950
Fax: (604) 638-6955
Edmonton Office
Suite 1000
10180-101 Street
Edmonton, Alberta
T5J 3S4
Tel.: (780) 702-5233
Fax: (780) 702-5235
Calgary Office
Home Oil Tower
Suite 606
324 — 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2
Tel.: (403) 537-9800
Fax: (403) 537-9811
Winnipeg Office
Commodity Exchange Tower
Suite 2075
360 Main Street
Winnipeg, Manitoba
R3C 3Z3
Tel.: (204) 975-5090
Fax: (204) 975-5094
London Office
Suite 1512
148 Fullarton Street
London, Ontario
N6A 5P3
Tel.: (519) 963-5400
Fax:(519) 963-5407
Mississauga
Suite 805
1 City Centre Dr.
Mississauga, Ontario
L5B 1M2
Tel.: (905) 366-0300
Fax: (905) 366-0332
Toronto Office
Suite 810
150 York Street
P.O. Box 810
Toronto, Ontario
M5H 3S5
Tel.: (416) 640-7600
Fax: (416) 862-1267
Montreal Office
Tour de la Bourse
Suite 4520
800 Victoria Square
P.O. Box 124
Montreal, Quebec
H4Z 1C3
Tel.: (514) 908-9200
Fax: (514) 878-9891
Quebec City Office
Suite 1340
2875 Laurier Boulevard
Ste-Foy, Quebec
G1V 2M2
Tel.: (418) 266-6130
Fax: (418) 266-6131
Moncton Office
Suite 400
735 Main Street
Moncton, New Brunswick
E1C 1E5
Tel.: (506) 851-6066
Fax: (506) 851-6406
Halifax Office
Suite 1406
1959 Upper Water Street
Halifax, Nova Scotia
B3J 3N2
Tel.: (902) 442-5205
Fax: (902) 442-5204
St. John’s Office
90 O’Leary Avenue
First Floor
St. John’s, Newfoundland
A1B 2C7
Tel.: (709) 772-8808
Fax: (709) 772-8693

International

Brazil and Southern Cone
c/o The Consulate General of
Canada, São Paulo
Av. das Nações Unidas 12901
Cenu Torre Norte, 16°Andar
CEP 04578-000, São Paulo — SP
Brazil
Tel.: 011-5511-5509-4320, ext. 3320
Fax: 011-5511-5509-4275
c/o The Consulate General of
Canada, Rio de Janeiro
Av. Atlantica, 1130 5° Andar
22021-000
Rio de Janeiro, RJ
Brazil
Tel.: 011-5521-2295-0391
Fax: 011-5521-2275-5735
India
c/o The High Commission of
Canada to India
7/8 Shantipath, Chanakyapuri
New Delhi 110 021
India
Tel.: 011+91 (11) 4178-2000
Fax: 011+91 (11) 4178-2607
Malaysia
c/o The High Commission of
Canada to Malaysia
17th Floor, MenaraTan & Tan
207 Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
Tel.: 011-(60-3) 2718-3366
Fax: 011-(60-3) 2718-3313
Mexico
c/o The Embassy of Canada to Mexico
Calle Schiller 529
Rincón del Bosque
Colonia Polanco
México, D.F. 11560
Mexico
Tel.: 011-5255-5387-9316
Fax: 011-5255-5387-9317
c/o The Consulate General of
Canada, Monterrey
Edificio Kalos
Piso C-1, Local 108-A
Zaragoza 1300 Sury Constitucion
Monterrey, N.L. 64000
México
Tel.: 011-52-81-8344-3200, ext. 3360
Fax: 011-52-81-8340-7703
People’s Republic of China
c/o The Embassy of Canada to
the People’s Republic of China
19 Dongzhimenwai Street
Chaoyang District
Beijing, 100600
People’s Republic of China
Tel.: 011-86-10-6532-3536, ext. 3357
Fax: 011-86-10-6532-2754
c/o The Consulate General of
Canada, Shanghai
American International Centre
West tower, Suite 604
1376 Nanjing Xi Lu page
Shanghai 200040
People’s Republic of China
Tel.: (011) 8621-6279-8432
Fax: (011) 8621-6279-8437
Poland
c/o The Embassy of Canada to Poland
ul. Jana Matejki 1/5
00-481 Warsaw Poland
Tel.: 011-48-22-584-3240
Fax: 011-48-22-584-3277
Russia
c/o The Embassy of Canada to Russia
23 Starokonyushenny Pereulok
Moscow 119002
Russia
Tel.: 011-7-495-105-6095
Fax: 011-7-495-105-6101

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Vision
EDC will be the recognized leader in providing groundbreaking commercial financial solutions to companies of all sizes, helping them succeed in the global marketplace and create enduring prosperity for Canada.
Values
People
We are the heart and soul of EDC. Our diversity enriches us all. Each one of us deserves respect and makes a difference. Working together is fundamental to our success.
Excellence
We are responsible for excellence in everything we do. We believe in personal accountability and the power of challenging the status quo.
Passion
Initiative and enthusiasm characterize the way we work. We take satisfaction in the quality of what we do. We are here because we want to be here.
Learning
We believe that learning is an invigorating and continuous process. We seek out and embrace personal and professional development, and the invaluable lessons that come from experience.
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